AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 29, 2007

Registration Statement No. 333-130219

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Post-Effective Amendment No. 2

to

FORM S-1

Registration Statement

Under

the Securities Act of 1933

RICHARDSON ELECTRONICS, LTD.

(Exact name of registrant as specified in its charter)

Delaware	5065	36-2096643
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

40W267 Keslinger Road

P.O. Box 393

LaFox, Illinois 60147-0393

(630) 208-2200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kyle C. Badger

Executive Vice President, General Counsel & Secretary

Richardson Electronics, Ltd.

P.O. Box 393

LaFox, Illinois 60147-0393

(630) 208-2200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Scott Hodes, Esq.

C. Brendan Johnson, Esq.

Bryan Cave LLP

161 North Clark Street, Suite 4300

Chicago, Illinois 60601

Tel: (312) 602-5000

Fax: (312) 602-5050

Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is permitted.

SUBJECT TO COMPLETION, DATED AUGUST 29, 2007

$10,000,000

8% Convertible Senior Subordinated Notes due 2011

This prospectus covers resales by holders of our 8% Convertible Senior Subordinated Notes due 2011 and shares of common stock into which the notes are convertible. We will not receive any proceeds from the resale of the notes or the shares of common stock hereunder. The notes are convertible, at holders’ option, prior to the maturity date into shares of our common stock.

The notes may be converted into shares of our common stock at an initial conversion price of $10.31 per share of common stock. The conversion price is subject to adjustment if certain events occur, as described in “Description of the Notes.” Upon conversion of a note, the holder will receive only shares of our common stock and a cash payment to account for any fractional share. Holders will not receive any cash payment for interest accrued and unpaid to the conversion date except under the limited circumstances. In certain situations, if the holder elects to convert the notes following certain changes of control in which 10% or more of the consideration for our common stock is not securities traded on a U.S. national securities exchange, we will increase the number of shares of common stock we issue for each note converted. At any time prior to maturity, we may elect to automatically convert the notes if the last reported sale price of our common stock has been at least 150% of the conversion price for at least 20 trading days during any 30 trading day period, subject to certain conditions. If we elect to automatically convert your notes prior to December 20, 2008, we will pay additional interest in cash or, at our option, in common stock, equal to three full years of interest on the converted notes, less any interest actually provided for or paid.

The notes bear interest at 8% per year. Interest on the notes will accrue from November 21, 2005 or from the most recent date to which interest has been paid or duly provided for and will be payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2006. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

On or after December 20, 2008, we may redeem the notes, in whole or in part, at any time at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding the date of redemption. We may be required to repurchase the notes upon a change of control, upon our common stock not being authorized for listing on The NASDAQ Global Market, The NASDAQ Capital Market, The New York Stock Exchange or the American Stock Exchange or upon our incurrence of certain types of senior indebtedness or indebtedness that ranks equally and ratably with the notes.

The notes mature on June 15, 2011 unless earlier converted, redeemed, or repurchased and will be issued in denominations of $1,000 and integral multiples thereof. The notes were initially issued in the aggregate principal amount of $25,000,000. The notes are subordinated to our senior indebtedness, including amounts borrowed under our amended and restated credit agreement and future indebtedness that is not expressly subordinate to the notes. In addition, the notes are structurally subordinate to any indebtedness of our subsidiaries, including trade payables.

Prior to this offering, the notes were eligible for transfer on The PortalSM Market of The NASDAQ Stock Market, Inc. The notes sold by means of this prospectus are not expected to remain eligible for transfer on The PortalSM Market. We do not intend to list the notes for transfer on any national securities exchange. Our common stock is listed on The NASDAQ Global Market under the symbol “RELL”. On August 27, 2007, the last reported sale price of our common stock was $7.37 per share.

Investing in the notes and the underlying shares of common stock involves risks. Before purchasing notes, see the information under “ Risk Factors” beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                     , 2007.

You should rely only on the information contained in this prospectus. Neither we nor the holders have authorized anyone else to provide you with additional or different information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities in any circumstances in which the offer or solicitation is unlawful. You should not interpret the delivery of this prospectus, or any sale of securities, as an indication that there has been no change in our affairs since the date of this prospectus. You should also be aware that information in this prospectus may change after this date.

Additionally, we may suspend the holder’s use of the prospectus for a reasonable period not to exceed 30 consecutive days, or an aggregate of 60 days in any 365 day period, if we, in our reasonable judgment, believe that the registration statement contains an untrue statement of a material fact or omits to state a material fact required to be stated herein or necessary to make the statements herein not misleading. Each holder, by its acceptance of a new note, agrees to hold any communication by us regarding suspension of the holder’s use of the prospectus in confidence. This offering is subject to withdrawal or cancellation without notice.

When we use the terms “we,” “us,” “our,” or the “Company” in this prospectus, we mean Richardson Electronics, Ltd. and its subsidiaries, on a consolidated basis, unless we state or the context implies otherwise. When we use the term “holders” we mean the holders of our 8% Convertible Senior Subordinated Notes due June 15, 2011 offered for sale from time to time pursuant to this prospectus.

References in this prospectus to our “common stock” mean our common stock, $.05 par value per share; references to our “Class B common stock” mean our Class B common stock, $.05 par value per share; references to the “notes” mean our 8% Convertible Senior Subordinated Notes due June 15, 2011; references to the “7 1/4% debentures” mean our 7 1/4% Convertible Subordinated Debentures due December 15, 2006; references to the “8 1/4% debentures” mean our 8 1/4% Convertible Senior Subordinated Debentures due June 15, 2006; references to the “7 3/4% notes” mean our 7 3/4% Convertible Senior Subordinated Notes due December 15, 2011; references to the “credit agreement” mean our amended and restated revolving credit agreement due October 2009 and dated October 29, 2004; and references to the “new credit agreement” mean our Revolving Credit Agreement due July 2010 and dated July 27, 2007.

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus and may not contain all of the information that is important to you. You should read carefully the entire prospectus, including the consolidated financial statements and related notes and other financial data, before making an investment decision.

Our Company

We are a global provider of engineered solutions and a global distributor of electronic components to the radio frequency (RF), wireless and power conversion, electron device, and display systems markets with total sales in fiscal 2007 of $557.3 million, which represented a 5.3% increase over fiscal 2006. Our net income for fiscal 2007 was $40.7 million, compared to a net loss of $2.6 million in fiscal 2006. We are committed to a strategy of providing specialized technical expertise and value-added products, which we refer to as “engineered solutions,” in response to customers’ needs. These engineered solutions consist of:

•	products which we manufacture or modify;

•	products which are manufactured to our specifications by independent manufacturers under our private labels; and

•

value we add through design-in support, systems integration, prototype design and manufacturing, testing, and logistics for end products of our customers. We define design-in support as modification of components or identification of lower-cost product alternatives or complementary products.

Our products include RF and microwave components, power semiconductors, electron tubes, microwave generators, and data display monitors. These products are used to control, switch or amplify electrical power signals, or as display devices in a variety of industrial, commercial, and communication applications.

Our broad array of technical services and products supports both our customers and vendors.

Our Strategic Business Units

We serve our customers through three strategic business units, each of which is focused on different end markets with distinct product and application needs. Our three strategic business units are:

•	RF, Wireless & Power Division;

•	Electron Device Group; and

•	Display Systems Group.

Each strategic business unit has dedicated marketing, sales, product management, and purchasing functions to better serve our targeted markets. The strategic business units operate globally, serving North America, Asia/Pacific, Europe, and Latin America.

On May 31, 2007, we completed the sale of the Security Systems Division/Burtek Systems (SSD/Burtek) strategic business unit to Honeywell International Inc. for $80 million. After transaction expenses paid through June 2, 2007, net cash proceeds from the sale were $78.1 million. The transaction resulted in an after tax gain of $41.6 million after additional transactions costs of $2.5 million were accrued as of June 2, 2007. We have used the net proceeds received and will continue to use the net proceeds classified as restricted cash from the sale to pay down debt outstanding under our credit agreement. We present SSD/Burtek as a discontinued operation in accordance with the criteria of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and prior period results and disclosures have been restated to reflect this reporting.

In an effort to reduce our global operating costs related to logistics, selling, general, and administrative expenses and to better align our operating and tax structure on a global basis, we implemented a global restructuring plan during fiscal 2007 (2007 Restructuring Plan). The 2007 Restructuring Plan decreased the number of warehouses and streamlined much of the entire organization which is expected to reduce future corporate and administrative expense. During fiscal 2007, we centralized inventory distribution in Europe, restructured our Latin American operations, and reduced our total workforce, including the elimination and restructuring of layers of management.

The total restructuring and severance costs to implement the plan were approximately $6.0 million, a majority of which were $2.7 million of severance costs recorded in the fourth quarter of fiscal 2006 and $2.2 million of severance costs recorded in fiscal 2007.

RF, Wireless & Power Division

Our RF, Wireless & Power Division (RFPD) serves the global RF and wireless communications market, including infrastructure and wireless networks and the power conversion markets. RFPD’s team of RF and wireless engineers assists customers in designing circuits, selecting cost effective components, planning reliable and timely supply, prototype testing, and assembly. The team offers our customers and vendors a broad range of engineering and technical support including the design-in of RF, wireless and power components and the development of engineered solutions for their support system requirements. RFPD’s team of power conversion engineers designs solutions for applications such as motor speed controls, industrial heating, laser technology, semiconductor manufacturing equipment, radar, and welding. The team builds on its expertise in power conversion technology to provide engineered solutions to our customers’ specifications using what we believe are the most competitive components from industry-leading vendors.

We expect continued growth in wireless applications as the demand for many types of wireless communication increases worldwide. In addition to voice communication, we believe the rising demand for high-speed data transmission will result in major investments in both system upgrades and new systems to handle broader bandwidth. We believe wireless and power conversion products for niche applications which will require engineered solutions using the latest RF technology and electronic components include:

•	Wireless Networks—Wireless technologies used for short range interconnection, both within the home or office or last mile solutions from a neighborhood to the home.

•	Wireless Infrastructure—Equipment required to support the transmission of RF signals.

•	Power Conversion—High power applications such as power suppliers, welding, motor controls, and converting AC/DC and DC/AC.

RFPD’s growth is supported by our collaboration with leading manufacturers. A key factor in our ability to maintain a strong relationship with our vendors and to attract new vendors is our ability to supply them with worldwide demand forecasts for their existing products as well as products they have in development. We have developed internal systems to capture forecasted product demand by potential design opportunity based on ongoing dialogue between our sales team and our customers. We share this information with our suppliers to help them predict near and long-term demand and product life cycles.

Electron Device Group

Our Electron Device Group (EDG) provides engineered solutions and distributes electronic components to customers in diverse markets including the steel, automotive, textile, plastics, semiconductor manufacturing, and broadcast industries. EDG’s team of engineers designs solutions for applications such as industrial heating, laser technology, semiconductor manufacturing equipment, radar, and welding. The group builds on its expertise in high power, high frequency vacuum devices to provide engineered solutions to fit our customers’ specifications using what we believe are the most competitive components from industry-leading vendors.

EDG serves the industrial market’s need for both vacuum tube and semiconductor manufacturing equipment technologies. We provide replacement products for systems using electron tubes as well as design and assembly services for new systems employing semiconductor manufacturing equipment. Our customers’ demand for higher power and shorter processing times increases the need for tube-based systems.

Display Systems Group

The Display Systems Group (DSG) is a global provider of integrated display products and systems to the public information, financial, point-of-sale, industrial, and healthcare markets. The group works with leading hardware vendors to offer the highest quality liquid crystal display, plasma, cathode ray tube, and customized computing platforms. The group’s engineers design custom display solutions that include touch screens, protective panels, custom enclosures, specialized finishes, application specific software, and privately branded products.

The medical imaging market has been transitioning from film-based technology to digital technology. DSG’s medical imaging hardware partnership program allows us to deliver integrated hardware and software solutions for this growing market by combining our hardware expertise in medical imaging engineered solutions with our software partners’ expertise in picture archiving and communications systems. Through such collaborative arrangements, we are able to provide integrated imaging workstation systems to the end user and resellers, as well as other medically approved display solutions for various other modalities in the hospital.

Our legacy business of supplying replacement cathode ray tubes continues to be an important market. We believe we are successful in supplying replacement cathode ray tubes because of our extensive cross-reference capability. This database, coupled with custom mounting hardware installed by us, enables us to provide replacement tubes for more than 200,000 models.

Discontinued Operations—Security Systems Division/Burtek Systems

Discontinued operations includes the results of the Security Systems Division/Burtek Systems (SSD/Burtek), which we sold to Honeywell International Inc. on May 31, 2007. SSD/Burtek was a global provider of closed circuit television, fire, burglary, access control, sound, and communication products and accessories for the residential, commercial, and government markets. The unit specialized in closed circuit television design-in support, offering extensive expertise with applications requiring digital technology. The products SSD/Burtek provided were primarily used for security and access control purposes but are also utilized in industrial applications, mobile video, and traffic management.

Business Strategies

We are pursuing a number of strategies designed to enhance our business and, in particular, to increase sales of engineered solutions. Our strategies are to:

Capitalize on Engineering and Manufacturing Expertise. We believe that our success is largely attributable to our core engineering and manufacturing competency and skill in identifying cost-competitive solutions for our customers, and we believe that these factors will be significant to our future success. Historically, our primary business was the distribution and manufacture of electron tubes and we continue to be a major supplier of these products. This business enabled us to develop manufacturing and design engineering capabilities. Today, we use this expertise to identify engineered solutions for customers’ applications—not only in electron tube technology but also in new and growing end markets and product applications. We work closely with our customers’ engineering departments that allow us to identify engineered solutions for a broad range of applications. We believe our customers use our engineering and manufacturing expertise as well as our in-depth knowledge of the components best suited to deliver a solution that meets their performance needs cost-effectively.

Target Selected Niche Markets. We focus on selected niche markets that demand a high level of specialized technical service, where price is not the predominant competitive factor. These niche markets include wireless infrastructure, high power/high frequency power conversion, custom display, and digital imaging. In most cases, we do not compete against pure commodity distributors. We often function as an extension of our customers’ and vendors’ engineering teams. Frequently, our customers use our design and engineering expertise to provide a product solution that is not readily available from a traditional distributor. By utilizing our expertise, our customers and vendors can focus their engineering resources on more critical core design and development issues.

Focus on Growth Markets. A majority of our sales are in markets we believe have high growth potential and can benefit from our engineering and manufacturing expertise and from our strong vendor relationships. These markets are characterized by substantial end-market growth and rapid technological change. For RFPD, the continuing demand for wireless communications is driving wireless application growth, and power conversion demand continues to grow due to increasing system complexity and the need for intelligent, efficient power management.

Leverage the Existing Customer Base. An important part of our growth is derived from offering new products to our existing customer base. We support the migration of our customers from electron tubes to newer solid-state technologies. In addition, our salespeople are able to sell products from all strategic business units to customers who currently may only purchase from one strategic business unit and sell engineered solutions to customers who currently may only purchase standard components.

Growth and Profitability Strategies

Although we have reported net losses from continuing operations of approximately $12.4 million in fiscal 2003, $18.8 million in fiscal 2005, and $4.0 million in fiscal 2006, our long-range growth plan centers around two distinct strategies by which we seek to maximize our overall profitability:

Focus on Internal Growth. We believe that, in most circumstances, internal growth provides the best means of expanding our business, both on a geographic and product line basis. We believe there is increased outsourcing of engineering as companies focus on their own core competencies, which we believe contributed to the increased demand for our engineered solutions. As technologies change, we plan to continue to capitalize on our customers’ need for design engineering. In fiscal 2007, we made sales to approximately 25,000 customers. We have developed internal systems to capture forecasted product demand by potential design opportunity. This allows us to anticipate the customers’ future requirements and identify new product opportunities. In addition, we share these future requirements with our manufacturing suppliers to help them predict near and long-term demand, technology trends, and product life cycles. Expansion of our product offerings is an ongoing program. In particular, the following areas have generated significant sales increases in recent years: RF amplifiers; interconnect and passive devices; silicon controlled rectifiers; and custom and medical monitors.

Reduce Operating Costs Through Continuous Operational Improvements. We constantly strive to reduce costs in our business through initiatives designed to improve our business processes. We continue to embark on programs to improve operating efficiencies and asset utilization, with an emphasis on inventory control and cash generation. We revised our incentive programs in fiscal 2004 and fiscal 2007 to heighten our managers’ commitment to these objectives. In an effort to reduce our global operating costs related to logistics, selling, general, and administrative expenses and to better align our operating and tax structure on a global basis, we implemented a global restructuring plan during fiscal 2007 (2007 Restructuring Plan). The 2007 Restructuring Plan decreased the number of warehouses and streamlined much of the entire organization, which is expected to reduce future corporate and administrative expense. During fiscal 2007, we centralized inventory distribution in Europe, restructured our Latin American operations, and reduced our total workforce, including the elimination and restructuring of layers of management. Additional programs are ongoing, including the centralization of inventory distribution in Asia/Pacific and continuing our investment in enterprise resource planning software during fiscal 2008.

Summary of Risk Factors

Your ownership of our notes will involve certain risks, including, but not limited to:

•	We have had significant operating and net losses from continuing operations in the past and may have future losses.
•	We have exposure to economic downturns and operate in cyclical markets.
•

Because we derive a significant portion of our revenue by distributing products designed and manufactured by third parties, we may be unable to anticipate changes in the marketplace and, as a result, could lose market share.

•	We face intense competition in the markets we serve and, if we do not compete effectively, we could significantly harm our operating results.
•	If we do not continue to reduce our costs, we may not be able to compete effectively in our markets.
•	Because we generally do not have long-term contracts with our vendors, we may experience shortages of products that could harm our business and customer relationships.
•	We maintain a significant investment in inventory and have incurred significant charges for inventory obsolescence and overstock, and may incur similar charges in the future.
•	Our ability to service our debt and meet our other obligations depends on a number of factors beyond our control.
•	Our credit agreement and the indentures for our outstanding notes impose restrictions with respect to various business matters.
•	Your right to receive payment on the notes is unsecured and subordinate to amounts outstanding under our credit agreement and any senior indebtedness we may incur in the future.
•	Your ability to sell the notes may be limited by the absence of an active trading market.
•	We may be unable to generate sufficient cash flow from which to make payment on the notes.
•	The market price of our common stock has fluctuated significantly and may continue to do so.

Recent Developments

We entered into a $40.0 million new credit agreement on July 27, 2007 which includes a Euro subfacility ($15.0 million) and a Singapore subfacility ($5.0 million). This new credit agreement expires in July 2010 and bears interest at applicable LIBOR, SIBOR, or prime rates plus a margin varying with certain quarterly borrowings under the new credit agreement. This new credit agreement is secured by a lien on our assets and also contains only one financial covenant related to the ratio of senior funded debt to cash flow. The commitment fee related to the new credit agreement is 0.25% per annum payable quarterly on the average daily unused portion of the aggregate commitment.

The Offering

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Notes” section of this prospectus contains a more detailed description of the terms and conditions of the notes.

Issuer	Richardson Electronics, Ltd.

Securities Offered	Up to $10,000,000 aggregate principal amount of 8% Convertible Senior Subordinated Notes due 2011.

Interest

We will pay interest at 8% per year. Interest on the notes will accrue from November 21, 2005 or from the most recent date to which interest has been paid or duly provided for and will be payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2006. Interest will be computed on the basis of a 360 day year comprised of twelve 30 day months.

Maturity Date	June 15, 2011

Conversion at Holder’s Option

The notes are convertible at the holders’ option at any time prior to maturity into shares of our common stock, initially at a conversion price of $10.31 per share, subject to adjustment upon certain events.

Auto-Conversion

At any time prior to maturity, we may elect to automatically convert some or all of the notes into shares of our common stock if the last reported sale price of our common stock exceeds 150% of the conversion price for 20 trading days during any 30 trading day period ending within five days of the notice of automatic conversion and either (x) a registration statement registering the resale of the common stock issued upon conversion is effective prior to the date we notify you of the automatic conversion, or (y) the common stock issuable upon conversion may be sold pursuant to Rule 144 under the Securities Act.

Additional Payment upon Conversion during the first Three Years

If we effect an automatic conversion of the notes prior to December 20, 2008, we will make an additional payment equal to three full years of interest, less any interest actually paid or provided for prior to the conversion date.

We may pay this additional payment in cash or, at our option, in shares of common stock. If we elect to pay the additional payment in common stock, the common stock will be valued at 97.5% of the average of the closing prices of the common stock for the 20 consecutive trading days ending on the third business day prior to the conversion date.

Additional Shares upon Conversion in Connection with Certain Events	If a holder elects to convert the notes prior to December 20, 2008 in connection with certain business combinations in which 10% or more of the consideration for our common stock consists of securities of a company that is not traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange, we will increase the number of shares of common stock we issue for each note surrendered for conversion by a number of additional shares as described in the indenture.

Adjustments to the Conversion Price

The conversion price of the notes will be subject to adjustment under certain circumstances, including if we pay dividends on, or make cash distributions in respect of, our common stock that exceed, in the aggregate, $0.16 per common share for four consecutive fiscal quarters.

Optional Redemption

At any time on or after December 20, 2008, we may redeem some or all of the notes at 100% of the principal amount plus accrued and unpaid interest to, but excluding, the redemption date. If we elect to redeem the notes, we will provide notice of redemption to you not less than 20 days and not more than 90 days before the redemption date.

Repurchase at Holder’s Option upon Certain Events

Upon a change of control or if our common stock shall not be authorized for quotation or listing on The NASDAQ Global Market, The NASDAQ Capital Market, The New York Stock Exchange or the American Stock Exchange, the holder may require us to repurchase the notes in cash at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, to the applicable repurchase date.

Prior to November 21, 2008, we may not incur senior indebtedness or indebtedness that ranks on parity in right of payment with the notes, other than pursuant to our credit agreement. If after November 21, 2008, we incur senior indebtedness or indebtedness that ranks on parity in right of payment with the notes, other than pursuant to our credit agreement, holders of the notes may require us to repurchase an aggregate principal amount of notes equal to our net proceeds from such issuance of indebtedness at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, to the applicable repurchase date. Such senior indebtedness or indebtedness that ranks on parity in right of payment with the notes shall not mature prior to June 15, 2011.

If we repurchase or redeem any portion of the principal amount of our 7 3/4% notes, we must make an offer to repurchase, for the same type of consideration offered to the holders of our 7 3/4% notes, the same portion of the principal amount of the notes. The repurchase price shall be equal to 100% of the principal amount of the notes plus accrued and unpaid interest, if any, to the applicable repurchase date; provided, that if the price at which we repurchased or redeemed our 7 3/4% notes exceeded 100% of the principal amount thereof, then the repurchase price for the notes shall exceed 100% of the principal amount thereof by the same percentage.

Ranking

The notes are our senior subordinated obligations and will be subordinated to our senior indebtedness, which was $65,711,369 as of June 2, 2007; structurally subordinated to any secured indebtedness (to the extent of its security); rank on parity with all of our existing and future senior subordinated debt, including our 7 3/4% notes; and be senior to all future subordinated debt. The notes are structurally subordinated to the indebtedness and other liabilities of our subsidiaries, which was $24,719,814 as of June 2, 2007. We and our subsidiaries are prohibited from incurring additional indebtedness that ranks on parity in right of payment with the notes or senior indebtedness, other than indebtedness under our credit agreement, prior to November 21, 2008, and if we incur such indebtedness after November 21, 2008, we must offer to repurchase the notes with the net proceeds of such indebtedness. We may not incur any indebtedness that is junior in right of payment to the notes that has a maturity date prior to June 15, 2011.

Trading

Currently, there is no public market for the notes, and we cannot assure you that any such market will develop. The notes will not be listed on any securities exchange. Our common stock is traded on The NASDAQ Global Market under the symbol “RELL.”

Sinking Fund	None.

Use of Proceeds

The net proceeds from the sale of the notes or the shares of common stock covered by this prospectus will be received by the selling holders. We will not receive any of the proceeds from any sale by any selling holder of the notes or the shares of common stock covered by this prospectus.

Book-Entry Form

The notes will be issued in book-entry form and represented by permanent global certificates deposited with, or on behalf of, the Depository Trust Company, or “DTC,” and registered in the name of a nominee of DTC. Beneficial interests in any of the securities will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances.

Risk Factors

An investment in the notes and our common stock involves a high degree of risk. See “Risk Factors” beginning on page 12 for a discussion of certain factors that you should consider when evaluating an investment in the notes and the underlying common stock.

Summary Selected Consolidated Financial Information

The following table contains summary selected consolidated financial information as of and for the fiscal years ended May 28, 2005, June 3, 2006, and June 2, 2007. The selected consolidated financial information as of June 3, 2006 and June 2, 2007 and for the fiscal years ended May 28, 2005, June 3, 2006, and June 2, 2007, are derived from our audited financial statements contained elsewhere in this prospectus. The summary selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes to those consolidated financial statements contained elsewhere in this prospectus. Historical results are not necessarily indicative of results to be expected in the future.

	Fiscal Year Ended (1)
	(in thousands, except per share amounts)
	May 28, 2005 (2)	June 3, 2006 (3)	June 2, 2007 (4)
Statement of Operations Data
Net sales	$473,143	$529,097	$557,291
Cost of sales	364,038	400,607	424,888

Gross profit	109,105	128,490	132,403
Selling, general, and administrative expenses	112,011	120,233	128,175
(Gain) loss on disposal of assets (5)(6)	(9,918)	(154)	(3,616)
Other expenses, net (7)	4,725	6,885	5,662

Income from continuing operations before income taxes	2,287	1,526	2,182
Income tax provision	21,067	5,536	634

Income (loss) from continuing operations	(18,780)	(4,010)	1,548
Income from discontinued operations, net of tax (8)	2,763	1,368	39,131

Net income (loss)	$(16,017)	$(2,642)	$40,679

Net income (loss) per common share—basic:
Income (loss) from continuing operations	$(1.13)	$(0.23)	$0.09
Income from discontinued operations, net of tax	0.17	0.08	2.27

Net income (loss) per common share—basic	$(0.96)	$(0.15)	$2.36

Net income (loss) per Class B common share—basic:
Income (loss) from continuing operations	$(1.02)	$(0.21)	$0.08
Income from discontinued operations, net of tax	0.15	0.07	2.04

Net income (loss) per Class B common share—basic	$(0.87)	$(0.14)	$2.12

Net income (loss) per common share—diluted:
Income (loss) from continuing operations	$(1.13)	$(0.23)	$0.09
Income from discontinued operations, net of tax	0.17	0.08	2.21

Net income (loss) per common share—diluted	$(0.96)	$(0.15)	$2.30

Net income (loss) per Class B common share—diluted:
Income (loss) from continuing operations	$(1.02)	$(0.21)	$0.08
Income from discontinued operations, net of tax	0.15	0.07	2.03

Net income (loss) per Class B common share—diluted	$(0.87)	$(0.14)	$2.11

Dividends per common share	$0.160	$0.160	$0.160
Dividends per Class B common share (9)	$0.144	$0.144	$0.144
Weighted-average number of common shares outstanding:
Common stock—basic	13,822	14,315	14,517
Class B common stock—basic	3,120	3,093	3,048
Common stock—diluted	13,822	14,315	17,667
Class B common stock—diluted	3,120	3,093	3,048
Other Data:
Interest expense	$6,133	$6,281	$5,292
Investment income	388	411	992
Depreciation and amortization (10)	5,298	6,240	6,126
Capital expenditures (11)	6,975	6,211	6,401

	As of (1)
	(in thousands, except otherwise stated)
	May 28, 2005 (2)	June 3, 2006 (3)	June 2, 2007 (4)
Balance Sheet Data:
Cash, cash equivalents, and restricted cash	$24,301	$17,010	$79,335
Working capital	153,840	158,231	147,412
Property, plant and equipment, net	30,677	30,070	29,703
Total assets	283,940	309,299	349,071
Current maturities of long-term debt	22,305	14,016	65,711
Long-term debt	92,481	110,500	55,683
Stockholders’ equity	97,396	98,240	136,545

(1)	We account for our results of operations on a 52/53 week year, ending the fiscal year on the Saturday nearest May 31.
(2)	In the third quarter of fiscal 2005, we recorded a $2.2 million restructuring charge as we terminated over 60 employees. In addition, we recorded incremental tax provisions of $16.7 million in fiscal 2005 to increase the valuation allowance related to our deferred tax assets in the United States ($15.9 million) and outside the United States ($0.8 million).
(3)	During the fourth quarter of fiscal 2006, we recorded employee severance costs of $2.7 million for certain employees whose termination became probable and estimable. In addition, during the fourth quarter of fiscal 2006, we re-evaluated the realization of certain deferred tax assets, resulting in an additional valuation allowance of $2.2 million.
(4)	During fiscal 2007, we recorded $2.9 million of severance expense and other costs associated with the 2007 Restructuring Plan.
(5)	During the third quarter of fiscal 2007, we completed the sale of approximately 1.5 acres of real estate and a building located in Geneva, Illinois, resulting in a gain of $2.5 million before taxes. In addition, during the fourth quarter of fiscal 2007, we sold real estate and a building located in the United Kingdom, resulting in a gain of $1.5 million before taxes.
(6)	In the fourth quarter of fiscal 2005, we completed the sale of approximately 205 acres of undeveloped real estate adjoining our headquarters in LaFox, Illinois, resulting in a gain of $9.9 million before taxes.
(7)	During the first quarter of fiscal 2007, we recorded retirement of long-term debt expenses of $2.5 million in other expenses, net as we entered into two separate exchange agreements in August 2006 with certain holders of our notes to purchase $14.0 million of the notes.
(8)	During the fourth quarter of fiscal 2007, we completed the sale of the Security Systems Division/Burtek Systems (SSD/Burtek) strategic business unit to Honeywell International Inc. for $80 million. After transaction expenses paid through June 2, 2007, net cash proceeds from the sale were $78.1 million. The transaction resulted in an after tax gain of $41.6 million after additional transactions costs of $2.5 million were accrued as of June 2, 2007. Loss from discontinued operations for fiscal 2007 was $2.4 million, net of tax.
(9)	The dividend per Class B common share was 90% of the dividend per common share.
(10)	Includes depreciation and amortization expense related to discontinued operations (SSD/Burtek) of $0.5 million, $0.3 million, and $0.2 million in fiscal 2007, 2006, and 2005, respectively.
(11)	Includes capital expenditures related to discontinued operations (SSD/Burtek) of $0.2 million, $1.6 million, and $0.4 million in fiscal 2007, 2006, and 2005, respectively.

Ratio of Earnings to Fixed Charges

The following table shows the ratio of our earnings to fixed charges for the periods indicated. We have computed these by dividing earnings available for fixed charges (income (loss) before cumulative effect of accounting change and income taxes plus fixed charges) by fixed charges (interest expense plus that portion of rental expenses deemed to represent interest).

	For the Fiscal Year Ended(1)
	May 31, 2003(2)	May 29, 2004	May 28, 2005(3)	June 3, 2006(4)	June 2, 2007(5)(6)
	(In thousands)
Fixed charges:
Interest expense(7)	$7,346	$7,058	$6,133	$6,281	$5,292
Estimate of the interest within rental expense	862	773	952	1,123	1,107

Total fixed charges	8,208	7,831	7,085	7,404	6,399

Earnings:
Income (loss) from continuing operations before income taxes	$(16,527)	$926	$2,287	$1,526	$2,182
Add fixed charges	8,208	7,831	7,085	7,404	6,399

Total	$(8,319)	$8,757	$9,372	$8,930	$8,581

Ratio of earnings to fixed charges	— (8)	1.1	1.3	1.2	1.3
Dollar amount of the deficiency	$16,527	$—	$—	$—	$—

(1)	We account for our results of operations on a 52/53 week year, ending the fiscal year on the Saturday nearest May 31.
(2)	In the fourth quarter of fiscal 2003, we recorded a $16.1 million charge ($10.3 million net of tax) principally related to inventory write-downs and restructuring charges, including a $1.7 million restructuring charge as we eliminated over 70 positions or approximately 6% of our workforce. In addition, we recorded incremental tax provisions of $1.6 million to establish a valuation allowance related to our deferred tax assets outside the United States.
(3)	In the third quarter of fiscal 2005, we recorded a $2.2 million restructuring charge as we terminated over 60 employees. In addition we recorded incremental tax provisions of $16.7 million in fiscal 2005 to increase the valuation allowance related to our deferred tax assets in the United States ($15.9 million) and outside the United States ($0.8 million). In the fourth quarter of fiscal 2005, we completed the sale of approximately 205 acres of undeveloped real estate adjoining our headquarters in LaFox, Illinois, resulting in a gain of $9.9 million before taxes.
(4)	During the fourth quarter of fiscal 2006, we recorded employee severance costs of $2.7 million for certain employees whose termination became probable and estimable. In addition, during the fourth quarter of fiscal 2006, we re-evaluated the realization of certain deferred tax assets, resulting in an additional valuation allowance of $2.2 million.
(5)	During the first quarter of fiscal 2007, we recorded retirement of long-term debt expenses of $2.5 million in other expenses, net as we entered into two separate exchange agreements in August 2006 with certain holders of our notes to purchase $14.0 million of the notes. During the third quarter of fiscal 2007, we completed the sale of approximately 1.5 acres of real estate and a building located in Geneva, Illinois, resulting in a gain of $2.5 million before taxes. In addition, during the fourth quarter of fiscal 2007, we sold real estate and a building located in the United Kingdom, resulting in a gain of $1.5 million before taxes. During fiscal 2007, we recorded $2.9 million of severance expense and other costs associated with the 2007 Restructuring Plan.
(6)	During the fourth quarter of fiscal 2007, we completed the sale of the Security Systems Division/Burtek Systems (SSD/Burtek) strategic business unit to Honeywell International Inc. for $80 million. After transaction expenses paid through June 2, 2007, net cash proceeds from the sale were $78.1 million. The transaction resulted in an after tax gain of $41.6 million after additional transactions costs of $2.5 million were accrued as of June 2, 2007. Loss from discontinued operations for fiscal 2007 was $2.4 million, net of tax.
(7)	Excludes interest expense related to discontinued operations (SSD/Burtek) of $3.0 million, $3.2 million, $2.8 million, $3.5 million, and $5.9 million in fiscal 2003, 2004, 2005, 2006, and 2007, respectively.
(8)	Due to a loss from continuing operations before income taxes in fiscal 2003, earnings were insufficient to cover fixed charges in the amount indicated.

R ISK FACTORS

You should carefully consider each of the following risks and all of the other information included in this prospectus before deciding to invest in the notes offered by this prospectus. Some of the risks relate to the notes. Some of the risks relate principally to our business in general and the industry in which we operate. Other risks relate principally to the securities market and ownership of our common stock issuable upon conversion of the notes.

Further, these risks are not exhaustive. Other sections of this prospectus may include additional factors, which could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor or combination of factors, may cause future actual results to differ materially from those contained in any historical or forward-looking statements.

Risks Related to Our Business

We have had significant operating and net losses from continuing operations in the past and may have future losses.

We reported net losses from continuing operations of approximately $12.4 million in fiscal 2003, $18.8 million in fiscal 2005, and $4.0 million in fiscal 2006. There is no assurance that we will not experience operating losses and net losses from continuing operations in the future. We may continue to lose money if our sales do not continue to increase or our expenses are not reduced. We cannot predict the extent to which sales will continue to increase across our businesses or how quickly our customers will consume their inventories of our products.

We have exposure to economic downturns and operate in cyclical markets.

As a supplier of electronic components and services to a variety of industries, we can be adversely affected by general economic downturns. In particular, demand for the products and services of RFPD is dependent upon capital spending levels in the telecommunications industry and demand for products and services of EDG is dependent upon capital spending levels in the manufacturing industry, including steel, automotive, textiles, plastics, semiconductors, and broadcast, as well as the transportation industry. Many of our customers delay capital projects during economic downturns. Accordingly, our operating results for any particular period are not necessarily indicative of the operating results for any future period. The markets served by our businesses have historically experienced downturns in demand that could harm our operating results. Future economic downturns could be triggered by a variety of causes, including outbreaks of hostilities, terrorist actions, or epidemics in the United States or abroad.

Because we derive a significant portion of our revenue by distributing products designed and manufactured by third parties, we may be unable to anticipate changes in the marketplace and, as a result, could lose market share.

Our business is driven primarily by customers’ needs and demands for new products and/or enhanced performance, and by the products developed and manufactured by third parties. Because we distribute products developed and manufactured by third parties, our business would be adversely affected if our suppliers fail to anticipate which products or technologies will gain market acceptance or if we cannot sell these products at competitive prices. We cannot be certain that our suppliers will permit us to distribute their newly developed products, or that such products will meet our customers’ needs and demands. Additionally, because some of our principal competitors design and manufacture new technology, those competitors may have a competitive advantage over us. To successfully compete, we must maintain an efficient cost structure, an effective sales and marketing team, and offer additional services that distinguish us from our competitors. Failure to execute these strategies successfully could harm our results of operations.

We face intense competition in the markets we serve and, if we do not compete effectively, we could significantly harm our operating results.

We face substantial competition in our markets, in the form of competition from hundreds of electronic component distributors of various sizes, locations, and market focuses as well as original equipment manufacturers, in each case for new products and replacement parts. Some of our competitors have significantly greater resources and broader name recognition than us. As a result, these competitors may be better able to withstand changing conditions within our markets and throughout the economy as a whole. In addition, new competitors could enter our markets.

Engineering capability, exclusive vendor relationships, and product diversity create segmentation among distributors. Our ability to compete successfully will depend on our ability to provide engineered solutions, reliable delivery at competitive prices, provide marketing technical support, and maintain inventory availability and quality.

To the extent we do not keep pace with technological advances or fail to timely respond to changes in competitive factors in our industry, we could lose market share or experience a decline in our revenue and net income. In addition, gross margins in the businesses in which we compete have declined in recent years due to competitive pressures and may continue to decline.

If we do not continue to reduce our costs, we may not be able to compete effectively in our markets.

The success of our business depends, in part, on our continuous reduction of costs. The electronic component industries have historically experienced price erosion and will likely continue to experience such price erosion. If we are not able to reduce our costs sufficiently to offset future price erosion, our operating results may be adversely affected. We have recently engaged in various cost-cutting and other initiatives intended to reduce costs and increase productivity. In fiscal 2005, we recorded a $2.2 million restructuring charge as we eliminated over 60 positions or approximately 5% of our workforce.

In an effort to reduce our global operating costs related to logistics, selling, general, and administrative expenses and to better align our operating and tax structure on a global basis, we implemented a global restructuring plan during fiscal 2007 (2007 Restructuring Plan). The 2007 Restructuring Plan decreased the number of warehouses and streamlined much of the entire organization which is expected to reduce future corporate and administrative expense. During fiscal 2007, we centralized inventory distribution in Europe, restructured our Latin American operations, and reduced our total workforce, including the elimination and restructuring of layers of management.

The total restructuring and severance costs to implement the plan were approximately $6.0 million, a majority of which were $2.7 million of severance costs recorded in the fourth quarter of fiscal 2006 and $2.2 million of severance costs recorded in fiscal 2007.

We cannot ensure that we will not incur further charges for restructuring as we continue to seek cost reduction initiatives. Alternatively, we cannot ensure that we will be able to continue to reduce our costs.

Because we generally do not have long-term contracts with ours vendors, we may experience shortages of products that could harm our business and customer relationships.

We generally do not have long-term contracts or arrangements with any of our vendors that guarantee product availability. We cannot ensure that our vendors will meet our future requirements for timely delivery of products of sufficient quality or quantity. Any difficulties in the delivery of products could harm our relationships with customers and cause us to lose orders that could result in a significant decrease in our revenues. Further, we compete against certain of our vendors and our relationship with those vendors could be harmed as a result of this competition.

Our Electron Device Group is dependent on a limited number of vendors to supply us with essential products.

Electron tubes and certain other products supplied by EDG are currently produced by a relatively small number of manufacturers. Our future success will depend, in large part, on maintaining current vendor relationships and developing new relationships. We believe that vendors supplying products to some of the product lines of EDG are consolidating their distribution relationships or exiting the business. The five largest suppliers to EDG by percentage of overall EDG purchases in fiscal 2007 were Communications & Power Industries, Inc., New Japan Radio Co. Ltd., Covimag S.A., Thales Components Corp, and Hitachi High Technologies America. These suppliers accounted for approximately 61% of the overall EDG purchases in fiscal 2007. The loss of one or more of our key vendors and the failure to find new vendors could significantly harm our business and results of operations. We have in the past and may in the future experience difficulties obtaining certain products in a timely manner. The inability of suppliers to provide us with the required quantity or quality of products could significantly harm our business.

We maintain a significant investment in inventory and have incurred significant charges for inventory obsolescence and overstock, and may incur similar charges in the future.

We maintain significant inventories in an effort to ensure that customers have a reliable source of supply. The market for many of our products is characterized by rapid change as a result of the development of new technologies, particularly in the semiconductor markets served by RFPD, evolving industry standards, and frequent new product introductions by some of our customers. We do not have many long-term supply contracts with our customers. Generally, our product sales are made on a purchase-order basis, which permits our customers to reduce or discontinue their purchases. If we fail to anticipate the changing needs of our customers and accurately forecast their requirements, our customers may not continue to place orders with them and we may accumulate significant inventories of products which we will be unable to sell or return to our vendors, or which may decline in value substantially.

In fiscal 2003, we recorded a pre-tax provision of $13.8 million, or $8.8 million net of tax, primarily for inventory obsolescence, overstock, and shrinkage, to write-down inventory to net realizable value as we sought to align our inventory and cost structure to then current sales levels amid continued economic slowdown and limited visibility. While we did not incur any material provisions for inventory in fiscal 2007 and 2006, incremental inventory write-down charges of $0.9 million were recorded during fiscal 2005 related to restructuring actions and certain product lines were discontinued. We cannot ensure that similar charges will not be incurred in the future.

Economic, political, and other risks associated with international sales and operations could adversely affect our business.

In fiscal 2007, 52.0% of our sales were made outside the U.S. and 51.9% of our purchases of products were from suppliers located outside the U.S. We anticipate that we will continue to expand our international operations to the extent that suitable opportunities become available. Accordingly, our future results of operations could be impacted by a variety of factors which are not present for companies with operations and sales predominantly within the U.S., including:

•

changes in a specific country’s or region’s political or economic conditions, particularly in emerging markets, including the possibility of military action or other hostilities and confiscation of property;

•	increases in trade protection measures and import or export licensing requirements;

•	changes in tax laws and international tax treaties;

•	restrictions on our ability to repatriate investments and earnings from foreign operations;

•	difficulty in staffing and managing widespread operations;

•	differing labor regulations;

•	differing levels of protection of intellectual property;

•	changes in regulatory requirements;

•	shipping costs and delays; or

•	difficulties in accounts receivable collection.

If any of these risks materialize, we could face substantial increases in costs, the reduction of profit, and the inability to do business.

Our success depends on our executive officers and other key personnel

Our future success depends to a significant degree on the skills, experience, and efforts of our executive officers and other key personnel. The loss of the services of any of our executive officers, particularly Edward J. Richardson, our chairman of the board and chief executive officer could significantly harm our business and results of operations.

Our future success will also depend on our ability to attract and retain qualified personnel, including technical and engineering personnel. Competition for such personnel is intense, and we cannot assure that we will be successful in retaining or attracting such persons. The failure to attract and retain qualified personnel could significantly harm our operations.

Our ability to service our debt and meet our other obligations depends on a number of factors beyond our control

At June 2, 2007, our total debt was approximately $121.4 million, resulting in a debt-to-equity ratio of 89%, and primarily consisted of:

•	$11.0 million aggregate principal amount of our notes, which bear interest at a rate of 8% per year payable on June 15 and December 15 and mature on June 15, 2011;

•	$44.7 million aggregate principal amount of our 7¾% notes, which bear interest at a rate of 7¾% per year payable on June 15 and December 15 and mature on December 15, 2011; and

•

$65.7 million principal amount of indebtedness under our credit agreement, which expires on October 29, 2009, bears interest at London Interbank Offered Rate (LIBOR), plus a margin varying with certain financial performance criteria. The interest rate was 7.72% at June 2, 2007. The credit agreement balance of $65.7 million is classified as current as of June 2, 2007, due to the obligation to pay off the credit agreement with the proceeds from the SSD/Burtek sale. All borrowings under the credit agreement, $65.7 million as of June 2, 2007, are anticipated to be repaid by the end of the first quarter of fiscal 2008.

The debt-to-equity ratio has been calculated based on our balance sheet dated June 2, 2007.

Our ability to service our debt and meet our other obligations as they come due is dependent on our future financial and operating performance. This performance is subject to various factors, including factors beyond our control such as changes in global and regional economic conditions, changes in our industry or the end markets for our products, changes in interest or currency exchange rates, inflation in raw materials, energy and other costs.

If our cash flow and capital resources are insufficient to enable us to service our debt and meet these obligations as they become due, we could be forced to:

•	reduce or delay capital expenditures;

•	sell assets or businesses;

•	limit or discontinue, temporarily or permanently, business plans or operations;

•	obtain additional debt or equity financing; or

•	restructure or refinance debt.

We cannot ensure the timing of these actions or the amount of proceeds that could be realized from them. Accordingly, we cannot ensure that we will be able to meet our debt service and other obligations as they become due or otherwise.

Our credit agreement and the indentures for our outstanding notes impose restrictions with respect to various business matters.

We entered into a new credit agreement on July 27, 2007 which contains numerous restrictive covenants that limit the discretion of management with respect to certain business matters. These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends or make other payments in respect of our shares of common stock and Class B common stock, to engage in transactions with affiliates, to make certain payments and investments, to merge or consolidate with another entity, and to repay indebtedness junior to indebtedness under the credit agreement. The new credit agreement contains only one financial covenant related to the ratio of senior funded debt to cash flow. In addition, the indentures for our outstanding notes contain covenants that limit, among other things, our ability to incur additional indebtedness. If we fail to comply with the obligations in the new credit agreement and indentures, it could result in an event of default under those agreements. If an event of default occurs and is not cured or waived, it could result in acceleration of the indebtedness under those agreements, any of which could significantly harm our business and financial condition.

We were not in compliance with certain financial covenants of our credit agreement in the past, and may not be able to comply with these financial covenants in the future.

In the past we have had recurring instances where we failed to meet certain financial covenants of our credit agreement. The new credit agreement entered into on July 27, 2007 contains only one financial covenant related to the ratio of senior funded debt to cash flow. However, in the event that we fail to meet this financial covenant in the future, we may not be able to obtain the necessary waivers or amendments to remain in compliance with the new credit agreement and our lenders may declare a default and cause all of our outstanding indebtedness under the new credit agreement to become immediately due and payable. If we are unable to repay any borrowings when due, the lenders under the new credit agreement could proceed against their collateral, which includes most of the assets we own. In addition, any default under our new credit agreement could lead to an acceleration of debt under other debt instruments that contain cross acceleration or cross-default provisions. If the indebtedness under our new credit agreement and our other debt instruments are accelerated, we may not have sufficient assets to repay amounts due under our new credit agreement or indebtedness under our other debt instruments.

We are exposed to foreign currency risk.

We expect that international sales will continue to represent a significant percentage of our total sales, which expose us to currency exchange rate fluctuations. Since the revenues and expenses of our foreign operations are generally denominated in local currencies, exchange rate fluctuations between local currencies and the U.S. dollar subject us to currency exchange risks with respect to the results of our foreign operations to the extent we were unable to denominate our purchases or sales in U.S. dollars or otherwise shift to our customers or suppliers the risk of currency exchange rate fluctuations. We currently do not engage in any significant currency hedging transactions. Fluctuations in exchange rates may affect the results of our international operations reported in U.S. dollars and the value of such operations’ net assets reported in U.S. dollars. Additionally, our competitive position may be affected by the relative strength of the currencies in countries where our products are sold. We cannot predict whether foreign currency exchange risks inherent in doing business in foreign countries will have a material adverse effect on our operations and financial results in the future.

If we do not maintain effective internal controls over financial reporting, we could be unable to provide timely and reliable financial information.

As disclosed in our Management’s Report on Internal Control over Financial Reporting in Part II, Item 9A, “Controls and Procedures” of our Form 10-K for the fiscal year ended June 2, 2007, during fiscal 2006, we reported one material weakness in our internal control over financial reporting. A material weakness is a deficiency in internal control over financial reporting that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. During 2006, we did not effectively perform an evaluation of the reasonableness of assumptions with respect to the realizability of certain deferred tax assets.

During fiscal 2007, we successfully remediated this material weakness by implementing the appropriate procedures to evaluate the realizability of all deferred tax assets. There can be no assurance that material deficiencies will not be identified in the future. Any failure to remediate material weaknesses in the future could have a material adverse effect on our business, results of operations, or financial condition. Furthermore, it is uncertain what impact an adverse opinion or a disclaimed opinion regarding internal controls would have upon our stock price or business.

Risks Related to Owning Our Notes

Your right to receive payment on the notes is unsecured and subordinate to amounts outstanding under our credit agreement and any senior indebtedness we may incur in the future.

The notes are subordinate to amounts outstanding under our credit agreement. As of June 2, 2007, the aggregate amount of our Senior Indebtedness (as defined in “Description of the Notes—Subordination”) was $65,711,369. In addition, the terms of the notes do not limit the amount of additional Senior Indebtedness we can create, incur, assume or guarantee on and after November 21, 2008, or under our credit agreement at any time. Upon any distribution of our assets upon any insolvency, dissolution or reorganization, the payment of principal and interest on our Senior Indebtedness will have priority over the payment of principal and interest on the notes. There may not be sufficient assets remaining to pay amounts due on any or all of the notes after we have made payment of principal and interest on the Senior Indebtedness. In addition, the notes are structurally subordinate to any indebtedness of our subsidiaries. Any right of ours to receive assets of any of our subsidiaries upon its insolvency, dissolution or reorganization and the dependant right of holders of our notes to have rights in those assets, will be subject to the prior claim of any creditors of that subsidiary. As of June 2, 2007, our subsidiaries had $24,719,814 of indebtedness, excluding indebtedness that is also Senior Indebtedness.

Our credit agreement imposes significant operating and financial restrictions that may prevent us from repurchasing the notes upon a change of control.

Upon a change of control or our common stock no longer being authorized for quotation or listing on The NASDAQ Global Market, The NASDAQ Capital Market, The New York Stock Exchange or the American Stock Exchange, the indenture for the notes requires us to repurchase all notes tendered for repurchase. We are also required to offer to repurchase the notes if, and to the same extent that, we redeem all or a portion of our 7 3/4% notes or if we issue Senior Indebtedness (other than amounts outstanding under our credit agreement) or indebtedness that ranks equally and ratably with the notes. We cannot assure you that we will be able to repurchase the notes as required. Our credit agreement imposes significant operating and financial restrictions on us. These restrictions include limitations on our ability to redeem or repurchase outstanding debt that is subordinate to borrowings under the credit agreement. As a result of these restrictions, we may not be able to repurchase our notes without being in default under our credit agreement.

Your ability to sell the notes may be limited by the absence of an active trading market.

The notes were issued in November 2005 in an aggregate principal amount of $25,000,000, of which $14,000,000 have since been repurchased. There is no public market for the notes and we do not presently intend to apply for the listing of the notes on any securities exchange. An issue of securities with a smaller float may be more volatile in price than a comparable issue of securities with a greater float. Accordingly, we cannot assure you as to:

•	the depth and liquidity of any trading market for our notes that may develop;

•	your ability to sell the notes; or

•	the price at which you would be able to sell the notes.

If a trading market does develop, the notes could trade at prices that may be higher or lower than the principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar debt securities, our financial performance and our stock price. No one is obligated to make a market in the notes. In addition, any market making activities will be subject to the limits imposed by the Securities Act and the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act.”

We may be unable to generate sufficient cash flow from which to make payments on the notes.

Our ability to pay interest on the notes depends on our ability to generate sufficient cash flow. We cannot assure you that we will be able to generate sufficient cash flow to service the notes and our existing indebtedness. In addition, at maturity, the aggregate principal amount will become due and payable. At maturity, we may not have sufficient funds to pay the aggregate principal amount of the notes then outstanding. If we do not have sufficient funds and cannot arrange for additional financing, we will be unable to pay our obligations under the notes and will default under the indenture. Any default on the notes constitutes a default under the credit agreement, resulting in an acceleration of the repayment obligations for amounts borrowed under that agreement. If an acceleration of the credit agreement repayment obligations occurs, that indebtedness would be repaid prior to any repayment of amounts owed on the notes, see the risk factor above under the heading “Your right to receive payment on the notes is unsecured and subordinate to amounts outstanding under our credit agreement and any senior indebtedness we may incur in the future.”

The notes may not be rated or may receive a rating that is lower than expected.

We believe that it is unlikely that the notes will be rated. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces the rating of the notes in the future, the market price of the notes may decline.

There are limited restrictive covenants in the indenture governing the notes relating to our ability to pay dividends or incur future indebtedness.

The indenture governing the notes contains only limited covenants and restrictions on the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries and does not contain any restrictions on the payment of dividends or transactions with affiliates. We, therefore, may pay dividends and incur additional debt, including secured indebtedness or indebtedness by, or other obligations of, our subsidiaries to which the notes would be structurally subordinate. Each of the payment of dividends and a higher level of indebtedness increases the risk that we may default on our indebtedness. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our indebtedness or that future working capital, borrowings or equity financing will be available to pay or refinance such indebtedness.

Before conversion, holders of the notes will not be entitled to any shareholder rights, but will be subject to all changes affecting our shares.

If you hold notes, you will not be entitled to any rights with respect to shares of our common stock, including voting rights and rights to receive dividends or distributions. However, the common stock you receive upon conversion of your notes will be subject to all changes affecting our common stock. Except for limited cases under the adjustments to the conversion price, you will be entitled only to rights that we may grant with respect to shares of our common stock if and when we deliver shares to you upon your election to convert your notes into shares. For example, if we seek approval from shareholders for a potential merger, or if an amendment is proposed to our articles of incorporation of by-laws that requires shareholder approval, holders of notes will not be entitled to vote on the merger or amendment.

Holders of beneficial interests in global notes may be subject to certain limitations, including limitations on their ability to transfer or pledge the notes, due to the global note structure.

Because transfers and pledges of global notes can be effected only through book entries at DTC, the liquidity of any secondary market for global notes may be reduced to the extent that some investors are unwilling to hold notes in book-entry form in the name of a DTC participant. The ability to pledge global notes may be limited due to the lack of a physical certificate. Further, beneficial owners of global notes may, in certain cases, experience delay in the receipt of payments of principal and interest since such payments will be forwarded by the paying agent to DTC who will then forward payment to the respective DTC participants, who will thereafter forward payment directly to beneficial owners of the global notes. In the event of the insolvency of DTC or of a DTC participant in whose name global notes are recorded, the ability of beneficial owners to obtain timely payment and (if the limits of applicable insurance coverage by the Securities Investor Protection Corporation are exceeded, or if such coverage is otherwise unavailable) ultimate payment of principal and interest on global notes may be impaired.

Risks Related to Owning Our Common Stock

Holders of common stock have fewer voting rights than the holders of our Class B common stock, the principal holder of which is our chairman of the board and chief executive officer, Mr. Richardson.

The holders of common stock are entitled to only one vote per share, while holders of Class B common stock are entitled to ten votes per share. Mr. Richardson, our chairman of the board and chief executive officer, holds 99.1% of the outstanding Class B common stock as of August 28, 2007. Because of its voting power, the Class B common stock controls 66.1% of our outstanding voting power. Holders of common stock and Class B common stock generally vote together as a single class on all matters except as otherwise required by Delaware law. As a result of their voting power, the holders of Class B common stock can control the outcome of any such stockholder vote. See “Description of Our Capital Stock—Common Stock” and “—Class B Common Stock.”

We are controlled by Mr. Richardson, and his interests may differ from ours and the interests of our other securityholders.

Because of Mr. Richardson’s voting power, he has the ability to elect our board of directors and to control any merger, consolidation or sale of all or substantially all of our assets. This control could prevent or discourage any unsolicited acquisition of us and consequently could prevent an acquisition favorable to other stockholders. Mr. Richardson may consider not only the short-term and long-term impact of operating decisions on us, but also the impact of such decisions on himself.

Future sales of shares of our common stock may depress the price of our common stock.

Our board of directors has the authority, without action or the vote of our stockholders, to issue any or all authorized but unissued shares of our common stock, including securities convertible into or exchangeable for our common stock, and authorized but unissued shares under our stock option and other equity incentive plans. Any issuance of this kind will dilute the ownership percentage of stockholders and may dilute the per share book value of the common stock. At June 2, 2007, we had 14,079,771 authorized but unissued shares of common stock and 1,179,284 shares of treasury stock.

Further, if certain of our stockholders sell a substantial number of shares of our common stock or investors become concerned that substantial sales might occur, the market price of our common stock could decrease.

At June 2, 2007, we had a total of 5,890,410 shares of common stock reserved for issuance. These reserved shares included 2,279,279 shares reserved for issuance under our existing stock incentive plans, including 1,700,793 shares issuable upon exercise of options outstanding as of that date at a weighted average exercise price of $9.40 per share; 61,817 shares reserved for issuance under our employee stock purchase plan; and 2,482,389 shares reserved for issuance upon conversion of the 7 3/4% notes, which currently have a conversion price of $18.00 per share. In addition, on October 18, 2005, we approved the issuance of up to 400,000 shares pursuant to the 2006 Stock Option Plan for Non-Employee Directors, and on November 21, 2005, we issued the notes and reserved 1,066,925 shares for issuance upon conversion of the notes, which currently have a conversion price of $10.31 per share.

The market price of our common stock has fluctuated significantly and may continue to do so.

The market price of our common stock may fluctuate significantly due to a variety of factors, some of which are outside of our control. Some of these factors include:

•	announcements of technological innovations, new products or upgrades to existing products by us or our competitors;

•	market conditions in the industries served by our RF, Wireless & Power Division, Electronic Device group, and Display Systems Group such as declines in capital investment in such industries;

•	technological innovations, new products or upgrades to existing products which cause our inventory to become less marketable or obsolete;

•	the addition or loss of customers or vendors;

•	the small size of the public float of our common stock which may cause larger fluctuations in the market price of our common stock;

•	announcements of operating results that are not aligned with the expectations of investors; and

•	general stock market trends.

Limited trading volume of our common stock may contribute to price volatility.

Our common stock is traded on The NASDAQ Global Market. During the twelve months ended July 31, 2007, the average daily trading volume for our common stock as reported by The NASDAQ Global Market was

79,135 shares. A more active trading market in our common stock may not develop. As a result, relatively small trades may have a significant impact on the price of our common stock.

We may reduce or discontinue paying dividends in the future.

Our ability to pay dividends in the future depends on our ability to operate profitably and to generate cash from our operations in excess of our debt service obligations. Our board of directors has discretion to reduce or discontinue paying dividends if it decides to utilize the cash for other corporate purposes. In addition, our new credit agreement and the indentures governing the notes and the 7 3/ 4% notes provide for an adjustment in the conversion price if we pay a dividend in excess of $0.16 per year on our common stock. We cannot guarantee that we will continue to pay dividends at their historical level or at all.

We have takeover defenses that could delay or prevent an acquisition and could adversely affect the price of our common stock.

Provisions in our certificate of incorporation and by-laws and provisions of Delaware law could delay, defer or prevent an acquisition or change of control of us or otherwise adversely affect the price of our common stock. Our by-laws limit the ability of stockholders to call a special meeting. Delaware law also contains certain provisions that may have an anti-takeover effect and otherwise discourage third parties from effecting transactions with us. See “Description of Our Capital Stock.”

FORWARD-LOOKING STATEMENTS

All statements other than statements of historical facts included in this prospectus are statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. The words “may,” “will,” “should,” “could,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “predict,” “believe,” “potential,” “continue,” and similar expressions and variations thereof are intended to identify forward-looking statements. Forward-looking statements appear in a number of places and include statements regarding our intent, belief or current expectations with respect to, among other things:

•	trends affecting our financial condition or results of operations;

•	our financing plans;

•	our business and growth strategies, including potential acquisitions; and

•	other plans and objectives for future operations.

You are cautioned that any forward-looking statements are not guarantees of future performance and involve risks and uncertainties and that actual results may differ materially from those predicted in the forward-looking statements or that may be anticipated from historical results or trends. In addition to the information contained in our other filings with the SEC, factors that could affect future performance include, among others, those set forth under the heading “Risk Factors.”

We operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all the risk factors, nor can it assess the impact of all the risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this prospectus, as a prediction of actual results.

All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements above. You should not place undue reliance on those statements, which speak only as of the date on which they are made. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

You should also be aware that while we do, from time to time, communicate with securities analysts, it is against our policy to disclose to them any material non-public information or other confidential commercial information. Accordingly, you should not assume that we agree with any statement or report issued by any analyst irrespective of the content of the statement or report. Thus, to the extent that reports issued by securities analysts contain any projections, forecasts or opinions, those reports are not our responsibility.

USE OF PROCEEDS

We will receive no proceeds from the sale of the notes or their conversion to common stock. The initial offering of the notes was made through a private placement with a limited number of qualified institutional buyers. We received approximately $24,000,000 in net proceeds from this initial offering.

MARKET AND MARKET PRICES

Our common stock trades on The NASDAQ Global Market under the trading symbol “RELL”. The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on The NASDAQ Global Market.

	High	Low
Fiscal Year Ended June 3, 2006
First Quarter	$9.38	$6.55
Second Quarter	$8.50	$6.78
Third Quarter	$9.05	$6.89
Fourth Quarter	$9.40	$6.24
Fiscal Year Ended June 2, 2007
First Quarter	$8.68	$6.58
Second Quarter	$10.30	$8.01
Third Quarter	$10.09	$8.37
Fourth Quarter	$10.09	$8.30
Fiscal Year Ended May 31, 2008
First Quarter (through August 27, 2007)	$9.90	$6.82

On August 27, 2007, the last reported sale price of our common stock on The NASDAQ Global Market was $7.37 per share. As of August 27, 2007 there were approximately 883 stockholders of record of our common stock and approximately 18 stockholders of record of our Class B common stock.

DIVIDEND POLICY

We have paid quarterly dividends of $.04 per share of common stock and $.036 per share of Class B common stock since September 1988. All future payment of dividends are at the discretion of our board of directors and will depend on our earnings, capital requirements, operating conditions, and such other factors that the board of directors may deem relevant.

Pursuant to our new credit agreement, we are prohibited from paying dividends in excess of an annualized rate of $0.16 per share of common stock and $0.144 per share of Class B common stock. In addition, our new credit agreement prohibits our subsidiaries, other than wholly owned subsidiaries, from paying dividends. Pursuant to the indentures that govern the notes and the 7 3/4% notes, the conversion price of the notes and the 7 3/4% notes would be adjusted if, among other things, we pay dividends in excess of an annualized rate of $0.16 per share of common stock.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table contains selected consolidated financial data as of and for the fiscal years ended, May 31, 2003, May 29, 2004, May 28, 2005, June 3, 2006, and June 2, 2007. The selected consolidated financial data as of June 3, 2006 and June 2, 2007 and for the fiscal years ended May 28, 2005, June 3, 2006, and June 2, 2007 are derived from our audited consolidated financial statements contained elsewhere in this prospectus. The selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes to those consolidated financial statements contained elsewhere in this prospectus. Historical results are not necessarily indicative of results to be expected in the future.

	Fiscal Year Ended (1)
	(in thousands, except per share amounts)
	May 31, 2003 (2)	May 29, 2004 (3)	May 28, 2005 (4)		June 3, 2006 (5)	June 2, 2007 (6)
Statement of Operations Data
Net sales	$372,291	417,844	$473,143		$529,097	$557,291
Cost of sales	295,767	317,167	364,038		400,607	424,888

Gross profit	76,524	100,677	109,105		128,490	132,403
Selling, general, and administrative expenses	86,392	92,424	112,011		120,233	128,175
(Gain) loss on disposal of assets (7)(8)	—	320	(9,918)		(154)	(3,616)
Other expenses, net (9)	6,659	7,007	4,725		6,885	5,662

Income (loss) from continuing operations before income taxes	(16,527)	926	2,287		1,526	2,182
Income tax (benefit) provision	(4,142)	503	21,067		5,536	634

Income (loss) from continuing operations	(12,385)	423	(18,780)		(4,010)	1,548
Income from discontinued operations, net of tax (10)	3,503	5,109	2,763		1,368	39,131

Income (loss) before cumulative effect of accounting change	(8,882)	5,532	(16,017)		(2,642)	40,679
Cumulative effect of accounting change, net of tax (11)	(17,862)	—	—		—	—

Net income (loss)	$(26,744)	5,532	$(16,017)		$(2,642)	$40,679

Net income (loss) per common share—basic:
Income (loss) from continuing operations	$(0.92)	$0.03	$(1.13	) $	(0.23)	$0.09
Income from discontinued operations, net of tax	0.26	0.37	0.17		0.08	2.27
Cumulative effect of accounting change, net of tax	(1.32)	—	—		—	—

Net income (loss) per common share—basic	$(1.98)	$0.40	$(0.96	) $	(0.15)	$2.36

Net income (loss) per Class B common share—basic:
Income (loss) from continuing operations	$(0.83)	$0.03	$(1.02	) $	(0.21)	$0.08
Income from discontinued operations, net of tax	0.24	0.33	0.15		0.07	2.04
Cumulative effect of accounting change, net of tax	(1.19)	—	—		—	—

Net income (loss) per Class B common share—basic	$(1.78)	$0.36	$(0.87	) $	(0.14)	$2.12

Net income (loss) per common share—diluted:
Income (loss) from continuing operations	$(0.92)	$0.03	$(1.13	) $	(0.23)	$0.09
Income from discontinued operations, net of tax	0.26	0.35	0.17		0.08	2.21
Cumulative effect of accounting change, net of tax	(1.32)	—	—		—	—

Net income (loss) per common share—diluted	$(1.98)	$0.38	$(0.96	) $	(0.15)	$2.30

Net income (loss) per Class B common share—diluted:
Income (loss) from continuing operations	$(0.83)	$0.03	$(1.02	) $	(0.21)	$0.08
Income from discontinued operations, net of tax	0.24	0.33	0.15		0.07	2.03
Cumulative effect of accounting change, net of tax	(1.19)	—	—		—	—

Net income (loss) per Class B common share—diluted	$(1.78)	$0.36	$(0.87	) $	(0.14)	$2.11

Dividends per common share	$0.160	$0.160	$0.160 $		0.160	$0.160
Dividends per Class B common share (12)	$0.144	$0.144	$0.144 $		0.144	$0.144

	Fiscal Year Ended (1)
	(in thousands, except per share amounts)
	May 31, 2003 (2)		May 29, 2004 (3)	May 28, 2005 (4)	June 3, 2006 (5)	June 2, 2007 (6)
Weighted-average number of common shares outstanding:
Common stock—basic	10,602		10,872	13,822	14,315	14,517
Class B common stock—basic	3,207		3,168	3,120	3,093	3,048
Common stock—diluted	10,602		14,418	13,822	14,315	17,667
Class B common stock—diluted	3,207		3,168	3,120	3,093	3,048

Other Data:
Interest expense	$7,346		$7,058	$6,133	$6,281	$5,292
Investment income	124		227	388	411	992
Depreciation and amortization (13)	5,137		4,989	5,298	6,240	6,126
Capital expenditures (14)	4,975		5,468	6,975	6,211	6,401
Ratio of earnings to fixed charges	—	(15)	1.1	1.3	1.2	1.3
Balance Sheet Data:
Cash, cash equivalents, and restricted cash	$16,611		$16,572	$24,301	$17,010	$79,335
Working capital	178,525		172,593	153,840	158,231	147,412
Property, plant and equipment, net	29,827		29,670	30,677	30,070	29,703
Total assets	267,293		281,035	283,940	309,299	349,071
Current maturities of long-term debt	46		4,027	22,305	14,016	65,711
Long-term debt	129,253		126,209	92,481	110,500	55,683
Stockholders’ equity	77,606		86,181	97,396	98,240	136,545

(1)	We account for our results of operations on a 52/53 week year, ending the fiscal year on the Saturday nearest May 31.
(2)	In the fourth quarter of fiscal 2003, we recorded a $16.1 million charge ($10.3 million net of tax) principally related to inventory write-downs and restructuring charges, including a $1.7 million restructuring charge as we eliminated over 70 positions or approximately 6% of our workforce. In addition, we recorded incremental tax provisions of $1.6 million to establish a valuation allowance related to our deferred tax assets outside the United States.
(3)	We recorded incremental tax provisions of $2.5 million in fiscal 2004 to increase the valuation allowance related to our deferred tax assets outside the United States.
(4)	In the third quarter of fiscal 2005, we recorded a $2.2 million restructuring charge as we terminated over 60 employees. In addition, we recorded incremental tax provisions of $16.7 million in fiscal 2005 to increase the valuation allowance related to our deferred tax assets in the United States ($15.9 million) and outside the United States ($0.8 million).
(5)	During the fourth quarter of fiscal 2006, we recorded employee severance costs of $2.7 million for certain employees whose termination became probable and estimable. In addition, during the fourth quarter of fiscal 2006, we re-evaluated the realization of certain deferred tax assets, resulting in an additional valuation allowance of $2.2 million.
(6)	During fiscal 2007, we recorded $2.9 million of severance expense and other costs associated with the 2007 Restructuring Plan.
(7)	During the third quarter of fiscal 2007, we completed the sale of approximately 1.5 acres of real estate and a building located in Geneva, Illinois, resulting in a gain of $2.5 million before taxes. In addition, during the fourth quarter of fiscal 2007, we sold real estate and a building located in the United Kingdom, resulting in a gain of $1.5 million before taxes.
(8)	In the fourth quarter of fiscal 2005, we completed the sale of approximately 205 acres of undeveloped real estate adjoining our headquarters in LaFox, Illinois, resulting in a gain of $9.9 million before taxes.
(9)	During the first quarter of fiscal 2007, we recorded retirement of long-term debt expenses of $2.5 million in other expenses, net as we entered into two separate exchange agreements in August 2006 with certain holders of our notes to purchase $14.0 million of the notes.
(10)	During the fourth quarter of fiscal 2007, we completed the sale of the Security Systems Division/Burtek Systems (SSD/Burtek) strategic business unit to Honeywell International Inc. for $80 million. After transaction expenses paid through June 2, 2007, net cash proceeds from the sale were $78.1 million. The transaction resulted in an after tax gain of $41.6 million after additional transactions costs of $2.5 million were accrued as of June 2, 2007. Loss from discontinued operations for fiscal 2007 was $2.4 million, net of tax.

(11)	In the second quarter of fiscal 2003, we adopted Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” and as a result recorded a cumulative effect of accounting change of $17.9 million ($3.7 million, net of tax) to write off impaired goodwill. Additionally, effective at the beginning of fiscal 2003, we no longer amortize goodwill.
(12)	The dividend per Class B common share was 90% of the dividend per common share.
(13)	Includes depreciation and amortization expense related to discontinued operations (SSD/Burtek) of $0.5 million, $0.3 million, $0.2 million, $0.3 million, and $0.3 million in fiscal 2007, 2006, 2005, 2004, and 2003, respectively.
(14)	Includes capital expenditures related to discontinued operations (SSD/Burtek) of $0.2 million, $1.6 million, $0.4 million, $0.4 million, and $0.2 million in fiscal 2007, 2006, 2005, 2004, and 2003, respectively.
(15)	Due to a loss from continuing operations before income taxes in fiscal 2003, earnings were insufficient to cover fixed charges in the amount indicated in “Summary—Ratio of Earnings to Fixed Charges.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto (in thousands, except as noted).

Overview

We are a global provider of engineered solutions and a global distributor of electronic components to the radio frequency (RF), wireless and power conversion, electron device, and display systems markets. Utilizing our core engineering and manufacturing capabilities, we are committed to a strategy of providing specialized technical expertise and value-added products, or “engineered solutions,” in response to customers’ needs. These solutions include products which we manufacture or modify and products which are manufactured to our specifications by independent manufacturers under our own private labels. Additionally, we provide solutions and add value through design-in support, systems integration, prototype design and manufacturing, testing, and logistics for end products of our customers. Design-in support includes component modifications or the identification of lower-cost product alternatives or complementary products.

Our products include RF and microwave components, power semiconductors, electron tubes, microwave generators, and data display monitors. These products are used to control, switch or amplify electrical power signals, or as display devices in a variety of industrial, commercial, and communication applications.

On May 31, 2007, we completed the sale of the Security Systems Division/Burtek Systems (SSD/Burtek) strategic business unit to Honeywell International Inc. for $80 million. After transaction expenses paid through June 2, 2007, net cash proceeds from the sale were $78.1 million. The transaction resulted in an after tax gain of $41.6 million after additional transaction costs of $2.5 million were accrued as of June 2, 2007. We have used the net proceeds received and will continue to use the net proceeds classified as restricted cash from the sale to pay down debt outstanding under our credit agreement. We present SSD/Burtek as a discontinued operation in accordance with the criteria of Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and prior period results and disclosures have been restated to reflect this reporting.

In an effort to reduce our global operating costs related to logistics, selling, general, and administrative expenses and to better align our operating and tax structure on a global basis, we implemented a global restructuring plan during fiscal 2007 (2007 Restructuring Plan). The 2007 Restructuring Plan decreased the number of warehouses and streamlined much of the entire organization which is expected to reduce future corporate and administrative expense. During fiscal 2007, we centralized inventory distribution in Europe, restructured our Latin American operations, and reduced our total workforce, including the elimination and restructuring of layers of management.

The total restructuring and severance costs to implement the plan were approximately $6.0 million, a majority of which were $2.7 million of severance costs recorded in the fourth quarter of fiscal 2006 and $2.2 million of severance costs recorded in fiscal 2007.

Our marketing, sales, product management, and purchasing functions are organized as three strategic business units (SBUs): RF, Wireless & Power Division (RFPD), Electron Device Group (EDG), and Display Systems Group (DSG), with operations in the major economic regions of the world: North America, Asia/Pacific, Europe, and Latin America.

Results of Operations

Comparison of Years Ended June 2, 2007, June, 3, 2006, and May 28, 2005

Net Sales and Gross Profit Analysis

In fiscal 2007, consolidated net sales increased 5.3% to $557.3 million due mainly to higher sales of wireless, power, and electron device products partially offset by a decline in display systems. Fiscal 2007 contained 52 weeks as compared to 53 weeks in fiscal 2006. Consolidated net sales in fiscal 2006 increased 11.8% to $529.1 million as all three SBUs increased net sales over the prior year with strong demand for custom display and wireless products. In addition, effective June 1, 2005, we acquired A.C.T. Kern GmbH & Co. KG (Kern), a leading display technology company in Europe. Net sales for Kern, included in DSG and the European region, for fiscal 2006 were $14.1 million. Net sales by SBU and percent change year-over-year are presented in the following table (in thousands):

	Fiscal Year Ended
	June 2, 2007	June 3, 2006	May 28, 2005	FY07 vs FY06 % Change	FY06 vs FY05 % Change
Net Sales
RFPD	$369,936	$334,131	$296,334	10.7%	12.8%
EDG	101,191	94,443	92,174	7.1%	2.5%
DSG	82,111	95,010	78,078	(13.6%)	21.7%
Corporate	4,053	5,513	6,557	(26.5%)	(15.9%)

Total	$557,291	$529,097	$473,143	5.3%	11.8%

Gross profit reflects the distribution and manufacturing product margin less manufacturing variances, inventory overstock charges, customer returns, scrap and cycle count adjustments, engineering costs, and other provisions. Gross profit on freight and miscellaneous costs are included under the caption “Corporate”. Gross profit by SBU and percent of SBU sales are presented in the following table (in thousands):

	Fiscal Year Ended
	June 2, 2007		June 3, 2006		May 28, 2005
Gross Profit
RFPD	$84,338	22.8%	$75,834	22.7%	$64,853	21.9%
EDG	32,942	32.6%	30,438	32.2%	29,401	31.9%
DSG	19,145	23.3%	24,509	25.8%	17,865	22.9%

Subtotal	136,425	24.7%	130,781	25.0%	112,119	24.0%
Corporate	(4,022)		(2,291)		(3,014)

Total	$132,403	23.8%	$128,490	24.3%	$109,105	23.1%

Net sales and gross profit trends are analyzed for each strategic business unit in the following sections.

RF, Wireless & Power Division

RFPD net sales increased 10.7% in fiscal 2007 to $369.9 million as compared with $334.1 million in fiscal 2006. The net sales growth for fiscal 2007 primarily related to an increase in sales of power conversion, infrastructure, and passive/interconnect product lines, partially offset by lower sales of broadcast products. Power conversion sales increased 32.2% to $49.9 million in fiscal 2007 from $37.8 million in fiscal 2006. The increase in net sales of power conversion during fiscal 2007 was mainly due to growth in Asia/Pacific which benefited from RFPD’s penetration of the welding and steel manufacturing market with induction heating and power supply applications. Net sales of infrastructure products increased 30.2% in fiscal 2007 to $104.9 million from $80.5 million last fiscal year, as all four geographic regions improved over the prior year. During fiscal 2007, net sales of passive/interconnect products increased 6.2% to $59.0 million from $55.6 million last year, due to increased demand in Europe and Asia/Pacific. The increased sales volume was the main contributor to the 11.2% increase in gross profit to $84.3 million for fiscal 2007 as compared to $75.8 million last fiscal year. Gross margin remained relatively flat at 22.8% during fiscal 2007 as compared with 22.7% during fiscal 2006.

RFPD net sales increased 12.8% in fiscal 2006 to $334.1 million as compared with $296.3 million in fiscal 2005. The RFPD net sales growth for fiscal 2006 was mainly due to an increase in sales of the network access and infrastructure product lines. Network access products sales grew 16.9% to $123.2 million in fiscal 2006 from $105.3 million in fiscal 2005, primarily due to sales growth in Asia/Pacific. Sales of infrastructure products increased to $80.5 million, 10.7% higher than $72.7 million in fiscal 2005 due to sales growth in the U.S. and Europe. The net sales growth was the main contributor to the gross profit increase of 16.9% to $75.8 million for fiscal 2006. RFPD’s gross margin increased to 22.7% in fiscal 2006 from 21.9% in fiscal 2005, primarily due to inventory write-downs of $1.3 million recorded in the third quarter of fiscal 2005, and a shift in product mix in fiscal 2006 as a result of higher sales of engineered solutions. The gross margin improvement was partially offset by the increase in Asia/Pacific sales that reduced the overall gross margin due to lower gross margins in Asia/Pacific than other geographic regions.

Electron Device Group

EDG net sales increased 7.1% during fiscal 2007 to $101.2 million from $94.4 million during fiscal 2006. The net sales growth for fiscal 2007 was due to increased demand for semiconductor fabrication and tube products. Net sales to the semiconductor fabrication industry increased 30.0% during fiscal 2007 to $22.3 million from $17.2 million in fiscal 2006. The increase in net sales to the semiconductor fabrication equipment industry was due mainly to higher sales in North America, Asia/Pacific, and Europe. EDG has targeted semiconductor equipment manufacturers as an important market segment by selling semiconductor fabrication equipment products for high frequency and high power applications. This market focus lends itself to EDG’s engineered solutions strategy of adding value to the component distribution sales by incorporating these products into subassemblies and assisting customers in product design. During fiscal 2007, tube sales increased to $69.6 million, a 1.9% increase from $68.3 million in fiscal 2006. Gross profit increased 8.2% during fiscal 2007 to $32.9 million from $30.4 million, due mainly to increased sales volume. Gross margin increased during fiscal 2007 to 32.6% from 32.2% last year. The increase in gross margin was due to improved margins on semiconductor fabrication equipment products.

EDG net sales increased 2.5% during fiscal 2006 to $94.4 million from $92.2 million during fiscal 2005. Semiconductor fabrication sales increased 22.5% during fiscal 2006 to $17.2 million as compared to $14.0 million in fiscal 2005 with growth mainly in the U.S. Gross profit for EDG increased 3.5% to $30.4 million during fiscal 2006 due to an improved product mix. Gross margin increased to 32.2% from 31.9% for fiscal 2006 and 2005, respectively, due to a slightly improved product mix primarily as a result of the increase in semiconductor fabrication equipment sales.

Display Systems Group

DSG net sales decreased 13.6% to $82.1 million during fiscal 2007 as compared with $95.0 million in fiscal 2006. The decrease in net sales for DSG was mainly the result of lower demand for medical monitors and custom displays. Net sales of medical monitors declined 37.3% to $21.7 million during fiscal 2007 from $34.6 million last fiscal year. Net sales of custom displays decreased to $40.2 million during fiscal 2007, a 12.8% decline from $46.1 million in fiscal 2006. DSG has a project-based business and approximately 22% of the net sales decline for custom displays in fiscal 2007 is due to the completion of a large project with the New York Stock Exchange during the first quarter of fiscal 2006. The remaining decrease is due to a decline in project business. Gross margin declined to 23.3% during fiscal 2007 from 25.8% during fiscal 2006 due to shifts in product mix. In addition, during the second quarter of fiscal 2006, we recorded a reduction in warranty expense of $0.9 million due to favorable warranty experience.

DSG net sales increased 21.7% during fiscal 2006 to $95.0 million as compared with $78.1 million in fiscal 2005. Net sales for Kern in fiscal 2006 were $14.1 million. The sales growth for fiscal 2006 was mainly due to the Kern acquisition and an increase in sales of the custom display product line which increased 3.0% to $46.1 million as compared to $44.7 million for fiscal 2005. DSG gross profit increased 37.2% to $24.5 million during fiscal 2006 from $17.9 million for fiscal 2005 due mainly to the higher sales volume. Gross margin increased to 25.8% from 22.9% during fiscal 2006 and 2005, respectively. The gross margin improvement was due mainly to an improved product mix primarily from sales growth in the medical monitor product lines. In addition, during the second quarter of fiscal 2006, we recorded a reduction in warranty expense of $0.9 million due to favorable warranty experience.

Sales by Geographic Area

We currently have 19 facilities in North America, 25 in Asia/Pacific, 20 in Europe, and 4 in Latin America. On a geographic basis, we primarily categorize our sales by destination: North America, Europe, Asia/Pacific, Latin America, and Corporate. Net sales by geographic area and percent change year-over-year are presented in the following table (in thousands):

	Fiscal Year Ended
	June 2, 2007	June 3, 2006	May 28, 2005	FY07 vs FY06 % Change	FY06 vs FY05 % Change
Net Sales
North America	$229,296	$227,926	$217,275	0.6%	4.9%
Asia/Pacific	165,230	147,993	124,763	11.6%	18.6%
Europe	143,823	129,212	109,626	11.3%	17.9%
Latin America	16,979	18,601	16,476	(8.7%)	12.9%
Corporate	1,963	5,365	5,003	(63.4%)	7.2%

Total	$557,291	$529,097	$473,143	5.3%	11.8%

Gross profit by geographic area and percent of geographic sales are presented in the following table (in thousands):

	Fiscal Year Ended
	June 2, 2007		June 3, 2006		May 28, 2005
Gross Profit
North America	$61,849	27.0%	$59,059	25.9%	$56,517	26.0%
Asia/Pacific	39,052	23.6%	35,532	24.0%	29,683	23.8%
Europe	36,481	25.4%	35,161	27.2%	30,116	27.5%
Latin America	4,845	28.5%	5,411	29.1%	4,746	28.8%

Subtotal	142,227	25.6%	135,163	25.8%	121,062	25.9%
Corporate	(9,824)		(6,673)		(11,957)

Total	$132,403	23.8%	$128,490	24.3%	$109,105	23.1%

Net sales in North America increased slightly during fiscal 2007 to $229.3 million from $227.9 million last year. The increase in net sales during fiscal 2007 was mainly the result of increased sales of wireless, power conversion, and electron device products, partially offset by a decrease in display systems products. Gross margin increased to 27.0% during fiscal 2007 from 25.9% due to shifts in sales mix to higher margin electron device products.

Net sales in North America increased 4.9% in fiscal 2006 to $227.9 million as compared with $217.3 million in fiscal 2005 with all three SBUs contributing to the growth. A majority of the sales increase in fiscal 2006 was due to increases in demand for wireless products in the U.S. In addition, net sales in Canada experienced an overall gain of 8.8% to $19.5 million in fiscal 2006 versus $17.9 million in fiscal 2005. Gross margin remained relatively flat at 25.9% in fiscal 2006 as compared to 26.0% in fiscal 2005.

We experienced our ninth consecutive year of double-digit growth in Asia/Pacific as net sales increased 11.6% to $165.2 million in fiscal 2007 from $148.0 million in fiscal 2006. The increase during fiscal 2007 was primarily the result of strong demand for wireless infrastructure, power conversion, and passive/interconnect products, partially offset by a decline in demand for broadcast and network access products. Net sales in China increased 36.3% to $59.0 million during fiscal 2007. The net sales improvement in China was mainly the result of increased sales of infrastructure products resulting from production integration of our designs in China’s 3G system market. Net sales in China also increased due to continued strong demand for power conversion products in industrial uninterruptible power supply applications. During fiscal 2007, net sales in Japan increased 23.5% to $26.1 million due primarily to increased demand for power conversion, infrastructure, and network access products. Gross margin in Asia/Pacific decreased to 23.6% during fiscal 2007 from 24.0% due to an increase in sales mix of lower margin wireless infrastructure and power conversion products.

Net sales in Asia/Pacific increased 18.6% to $148.0 million in fiscal 2006 led by continued strong demand for wireless products in the cellular infrastructure, semiconductor fabrication, and broadcasting markets. Net sales in Korea increased 35.4% to $43.5 million mainly due to higher demand for network access products. Growth in broadcast product sales improved sales in Singapore by 29.3% to $23.5 million. In addition, we experienced an increase in network access and power components sales in China contributing to a 7.2% improvement to $43.3 million. Gross margins increased in all strategic business units in Asia/Pacific for fiscal 2006, as compared with fiscal 2005 due mainly to shifts in product mix focused on exclusive franchises, design registration programs, and the reduction of lower margin programs.

Net sales in Europe increased 11.3% in fiscal 2007 to $143.8 million from $129.2 million in the previous fiscal year. The increase in net sales was mainly due to increased demand for network access, power conversion, wireless, and electron device products. Net sales in Germany increased 23.3% during fiscal 2007 to $41.4 million, due mainly to increased demand for power conversion, wireless infrastructure, passive/interconnect, network access, and industrial tubes. During fiscal 2007, net sales for the United Kingdom increased 16.5% to $20.5 million. The net sales increase in the United Kingdom was primarily due to increased demand for display system and wireless infrastructure products. In addition, net sales in France increased 15.9% to $19.6 million during fiscal 2007 as a result of strong demand for infrastructure, passive/interconnect, and tube products. Gross margin in Europe decreased during fiscal 2007 to 25.4% from 27.2% last fiscal year. The decrease primarily related to shifts in product mix to lower margin wireless products.

Net sales in Europe grew 17.9% in fiscal 2006 to $129.2 million from $109.6 million in fiscal 2005 due to the incremental display systems products sales from the Kern acquisition and growth in wireless demand mainly in Israel, Spain, and Germany. This increase was partially offset by lower sales of electron device products. Gross margin in Europe in fiscal 2006 decreased to 27.2% from 27.5% in fiscal 2006 and 2005, respectively, primarily due to lower gross margins on wireless products as compared to electron device products.

Net sales in Latin America decreased 8.7% to $17.0 million in fiscal 2007 from $18.6 million in the previous fiscal year. The decline during fiscal 2007 was mainly due to a decline in demand for wireless, electron device, and display systems products. Gross margin decreased during fiscal 2007 to 28.5% as compared with 29.1% during fiscal 2006. The decrease in gross margin was primarily due to shifts in product mix and a more competitive wireless marketplace.

Net sales in Latin America improved 12.9% to $18.6 million in fiscal 2006 as compared with $16.5 million in fiscal 2005. The net sales growth was mainly driven by refocusing the EDG sales team after the realignment. Gross margin in Latin America increased to 29.1% in fiscal 2006 versus 28.8% in fiscal 2005 primarily due to higher gross margins from electron device products.

Selling, General, and Administrative Expenses

Selling, general, and administrative (SG&A) expenses increased 6.6% to $128.2 million in fiscal 2007 as compared with $120.2 million last fiscal year. The increase in SG&A expenses for fiscal 2007 was primarily due to higher payroll-related, advertising, and travel expenses to support sales growth, higher healthcare expenses, an increase in distribution and logistics expenses related to the centralization of our distribution centers, additional stock compensation expense of $0.8 million related to the adoption of SFAS No. 123 (Revised 2004), Share-Based Payment, (SFAS No. 123(R)), and restatement related expenses of $0.6 million. During fiscal 2007, severance expense and other costs related to the 2007 Restructuring Plan were $2.9 million. Total SG&A as a percentage of sales increased to 23.0% of net sales for fiscal 2007 as compared with 22.7% last fiscal year.

SG&A expenses increased 7.3% to $120.2 million in fiscal 2006 as compared with $112.0 million in fiscal 2005. The increase in SG&A expenses was primarily due to the acquisition of Kern and severance expense. We recorded severance expense of $4.0 million during fiscal 2006. During the third quarter of fiscal 2005, we recorded a restructuring charge, including severance and lease termination costs, of $2.2 million. Total SG&A expenses in fiscal 2006 decreased to 22.7% of net sales compared with 23.7% in fiscal 2005.

(Gain) Loss on Disposal of Assets

On April 5, 2007, we sold real estate and a building located in the United Kingdom for $1.9 million. We recorded a pre tax gain on sale of $1.5 million during the fourth quarter of fiscal 2007 with respect to the sale of this property.

On December 29, 2006, we sold approximately 1.5 acres of real estate and a building located in Geneva, Illinois for $3.1 million. We recorded a gain of $2.5 million during the third quarter of fiscal 2007 with respect to the sale of this property.

On May 26, 2005, we completed the sale of approximately 205 acres of undeveloped real estate adjoining our headquarters in LaFox, Illinois. We recorded a gain of $9.9 million during the fourth quarter of fiscal 2005 with respect to the sale of this property.

Other (Income) and Expense

In accordance with Emerging Issues Task Force (EITF) 87-24, Allocation of Interest to Discontinued Operations (EITF 87-24), we have allocated interest expense to the discontinued operation (SSD/Burtek) due to the requirement under our existing credit agreement to pay the proceeds from the sale of a business to the parties in the credit agreement. All borrowings under the credit agreement, $65.7 million as of June 2, 2007, are anticipated to be repaid by the end of the first quarter of fiscal 2008. As such, interest expense related to the credit agreement of $5.9 million, $3.5 million, and $2.8 million for fiscal 2007, 2006, and 2005, respectively, has been included in income (loss) from discontinued operations.

In fiscal 2007, other (income) expense decreased to an expense of $5.7 million from an expense of $6.9 million last fiscal year. The decrease in other (income) expense relates to a decrease in interest expense and favorable foreign exchange rate changes, partially offset by costs associated with the retirement of long-term debt. Interest expense decreased to $5.3 million during fiscal 2007 from $6.3 million in fiscal 2006. The decrease in interest expense relates to our purchase of $14.0 million of our notes during fiscal 2007. During fiscal 2007, other (income) expense included a foreign exchange gain of $1.1 million as compared with foreign exchange loss of $0.7 million during fiscal 2006. The foreign exchange variance for fiscal 2007 was due to the weakening of the U.S. dollar, primarily related to receivables due from foreign subsidiaries to the U.S. parent company and denominated in foreign currencies. Fiscal 2007 included costs associated with the retirement of long-term debt of $2.5 million due to us entering into two separate agreements in August 2006 with certain holders of our notes to purchase $14.0 million of the notes.

In fiscal 2006, other (income) expense increased to an expense of $6.9 million from an expense of $4.7 million in fiscal 2005. Other (income) expense included a foreign exchange loss of $0.7 million during fiscal 2006 as compared to a foreign exchange gain of $1.0 million in fiscal 2005. The foreign exchange variance for fiscal 2006 was due to the strengthening of the U.S. dollar, primarily related to receivables due from foreign subsidiaries to the U.S. parent company and denominated in foreign currencies. Interest expense increased to $6.3 million in fiscal 2006 as compared to $6.1 million in fiscal 2005.

Income Tax Provision

The effective income tax rates for fiscal 2007 and 2006 were 29.1% and 362.8%, respectively. The difference between the effective tax rates as compared to the U.S. federal statutory rate of 34% primarily results from our geographical distribution of taxable income or losses, foreign branch income subject to U.S. tax and valuation allowances related to net operating losses.

While the valuation allowance increased $1.8 million from June 3, 2006 to June 2, 2007, we recognized a tax benefit of $1.4 million related to the valuation allowance because of the allocation of taxes between continuing operations and discontinued operations required by U.S. generally accepted accounting principles. This tax benefit reduced the effective tax rate by 64.9% as of June 2, 2007. For fiscal 2006, the tax benefit related to net operating losses was limited by the requirement for a valuation allowance of $6.3 million which increased the effective income tax rate by 415.6%.

At June 2, 2007, domestic federal net operating loss carryforwards (NOL) amount to approximately $38.1 million. These federal NOL’s expire between 2024 and 2027. Domestic state net operating loss carryforwards (NOL) amount to approximately $49.6 million. These state NOL’s expire between 2007 and 2027. Foreign net operating loss carryforwards total approximately $11.6 million with various or indefinite expiration dates. In fiscal 2006, we re-evaluated the realization of certain deferred tax assets, resulting in an additional valuation allowance of $2.2 million. We believe that in order to reverse the recorded valuation allowance in any subsidiary, we would likely need to have positive cumulative earnings in that subsidiary for the three-year period preceding the year of the reversal. We also have an alternative minimum tax credit carryforward at June 2, 2007, in the amount of $1.2 million that has an indefinite carryforward period.

Income taxes paid, including foreign estimated tax payments, were $2.5 million, $1.9 million, and $0.6 million in fiscal 2007, 2006, and 2005, respectively.

At the end of fiscal 2004, all of the cumulative positive earnings of our foreign subsidiaries, amounting to $35.1 million, were considered permanently reinvested pursuant to APB No. 23, Accounting for Income Taxes-Special Areas. As such, U.S. taxes were not provided on these amounts. In fiscal 2005, because of a strategic decision, we determined that approximately $12.9 million of one of our foreign subsidiaries’ earnings could no longer be considered permanently reinvested as those earnings may be distributed in future years. Based on management’s potential future plans regarding this subsidiary, it was determined that these earnings would no longer meet the specific requirements for permanent reinvestment under APB No. 23. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to both U.S. income tax and foreign withholding taxes. As such, we established a deferred tax liability of approximately $4.9 million during fiscal 2005. We revised our estimate of the deferred tax liability of $4.9 million at June 3, 2006 based on changes in management’s potential future plans for this subsidiary during fiscal 2006. In fiscal 2006, we revised our strategy and as of June 3, 2006 concluded that the undistributed earnings of this subsidiary were considered permanently reinvested outside the United States. The reversal of the $4.9 million deferred tax liability in fiscal 2006 resulted in an additional valuation allowance in the same amount and, therefore, did not affect the fiscal 2006 tax provision. Cumulative positive earnings of our foreign subsidiaries were still considered permanently reinvested pursuant to APB No. 23 and amounted to $125.8 million at June 2, 2007. Due to various tax attributes that are continually changing, it is not possible to determine what, if any, tax liability might exist if such earnings were to be repatriated.

During fiscal 2005, the Canadian taxing authority proposed an income tax assessment for fiscal 1998 through fiscal 2002. We appealed the income tax assessment; however, we paid the entire tax liability in fiscal 2005 to the Canadian taxing authority to avoid additional interest and penalties if our appeal was denied. The payment was recorded as an increase to income tax provision in fiscal 2005. In May 2006, the appeal was settled in our favor. We recorded a reduction to income tax provision for approximately $1.0 million related to the appeal settlement and subsequently received the refund during fiscal 2007.

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the Act). The Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. In return, the Act also provides for a two-year phase out ending December 31, 2006 of the existing extraterritorial income exclusion (ETI) for foreign sales that was viewed to be inconsistent with the international trade protocols by the European Union. We did not receive a tax benefit from the current ETI in fiscal 2007. When this benefit is fully phased out, it will have no impact on the rate.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109, Accounting for Income Taxes (FIN 48). FIN 48 was issued to clarify the accounting for uncertainty in tax positions taken or expected to be taken in a tax return. Under FIN 48, the tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained upon examination by tax authorities. We plan to adopt FIN 48 for annual periods beginning June 3, 2007. We are currently evaluating the potential impact that the adoption of FIN 48 will have on our consolidated financial statements and at this time no material adjustments are anticipated.

Future effective tax rates could be adversely affected by lower than anticipated earnings in countries where we have lower statutory rates, changes in the valuation of certain deferred tax assets or liabilities, or changes in tax laws or interpretations thereof. In addition, we are subject to the examination of our income tax returns by U.S. and foreign tax authorities and regularly assesses the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of the provision for income taxes.

Discontinued Operations

The following table summarizes results of discontinued operations, consisting of SSD/Burtek:

	Fiscal Year Ended
	June 2, 2007	June 3, 2006	May 28, 2005	FY07 vs FY06 % Change	FY06 vs FY05 % Change
Net sales	$107,510	$108,843	$105,581	(1.2%)	3.1%
Gross profit	27,788	27,279	26,889	1.9%	1.5%
Gross margin %	25.8%	25.1%	25.5%
(Loss) income, net of tax	(2,434)	1,368	2,763

SSD/Burtek net sales decreased slightly during fiscal 2007 to $107.5 million, a 1.2% decline from $108.8 million last fiscal year, due mainly to a decline in demand for private label products. Gross profit remained relatively flat in fiscal 2007 at $27.8 million versus $27.3 million last fiscal year. Gross margin increased during fiscal 2007 to 25.8% from 25.1% last year mainly due to lower inventory overstock and scrap expense.

SSD/Burtek net sales increased 3.1% to $108.8 million in fiscal 2006 from $105.6 million in fiscal 2005. Net sales of private label products increased 9.0% to $35.0 million during fiscal 2006 as compared with $32.1 million during fiscal 2005, and were partially offset by a slight decrease in distribution products. Net sales in Canada in fiscal 2006 increased 13.2% from the prior year; however, net sales in Europe and the U.S. in fiscal 2006 decreased 18.0% and 9.8%, respectively. Gross profit and gross margin as a percentage of net sales remained relatively flat during fiscal 2006 as compared to fiscal 2005.

In accordance with EITF 87-24 we have allocated interest expense to the discontinued operation (SSD/Burtek) due to the requirement under our existing credit agreement to pay the proceeds from the sale of a business to the parties in the credit agreement. All borrowings under the credit agreement, $65.7 million as of June 2, 2007, are anticipated to be repaid by the end of the first quarter of fiscal 2008. As such, interest expense related to the credit agreement of $5.9 million, $3.5 million, and $2.8 million for fiscal 2007, 2006, and 2005, respectively, has been included in income (loss) from discontinued operations.

Net Income and Per Share Data

In fiscal 2007, we reported net income of $40.7 million, or $2.30 per diluted common share and $2.11 per diluted Class B common share. In fiscal 2006, we reported a net loss of $2.6 million, or $0.15 per diluted common share and $0.14 per diluted Class B common share. In fiscal 2005, we reported a net loss of $16.0 million, or $0.96 per diluted common share and $0.87 per diluted Class B common share.

Liquidity and Capital Resources

We have financed our growth and cash needs largely through income from operations, borrowings under the revolving credit facilities, issuance of convertible senior subordinated notes, and sale of assets. Liquidity provided by operating activities is reduced by working capital requirements, debt service, capital expenditures, dividends, and business acquisitions. Liquidity is increased by proceeds from borrowings and dispositions of businesses and assets.

Cash and cash equivalents was $17.4 million at June 2, 2007 as compared to $17.0 million at June 3, 2006. Cash used in operating activities during fiscal 2007 of $9.7 million was primarily due to the increase in inventories and receivables, partially offset by an increase in payables. The increase in inventories is due to higher inventory stocking levels to support anticipated sales growth. Accounts receivable increased due to increased sales levels. Accounts payable increased due to the increased levels of inventory. Cash provided by operating activities of $5.5 million in fiscal 2006 was due to the increase in payables partially offset by increases in inventories and accounts receivable. Receivables increased due to an approximate 13% increase in sales volume during the last two months of fiscal 2006 as compared to fiscal 2005, while inventories increased due to the Kern and Image Systems acquisitions and increased levels of inventory in anticipation of future increases in sales. The increase in payables was primarily the result of the increased levels of inventory.

Net cash provided by investing activities during fiscal 2007 of $80.3 million was mainly due to proceeds from the sale of SSD/Burtek of $78.1 million, proceeds from the sale of assets of $5.1 million, and the liquidation of $3.5 million of long-term investments, partially offset by capital expenditures of $6.4 million primarily related to information technology projects. For fiscal 2006, net cash used in investing activities of $12.7 million was mainly the result of the Kern acquisition, effective June 1, 2005, located in Donaueschingen in southern Germany. The cash outlay for Kern was $6.6 million, net of cash acquired. In addition, effective October 1, 2005, we acquired certain assets of Image Systems, a subsidiary of Communications Systems, Inc. in Hector, Minnesota. The initial cash outlay for Image Systems was $0.2 million. In addition, we spent $6.2 million on capital projects during fiscal 2006 primarily related to facility and information technology projects.

Net cash used in financing activities during fiscal 2007 of $71.2 million was mainly due to amounts maintained as restricted cash of $61.9 million resulting from proceeds from the sale of the SSD/Burtek business unit, that are required by our credit agreement to be used to pay down outstanding debt amounts under the credit agreement, cash payments on the early debt retirement of $15.9 million, and dividend payments of $2.8 million, partially offset by net debt borrowings of $8.1 million. Net cash used in financing activities was $0.6 million in fiscal 2006.

The credit agreement balance of $65.7 million is classified as current as of June 2, 2007 due to the obligation to pay off the credit agreement with the proceeds from the SSD/Burtek sale. We entered into a $40.0 million new credit agreement on July 27, 2007 which includes a Euro subfacility ($15.0 million) and a Singapore subfacility ($5.0 million). This new credit agreement expires in July 2010 and bears interest at applicable LIBOR, SIBOR, or prime rates plus a margin varying with certain quarterly borrowings under the new credit agreement. This new credit agreement is secured by a lien on our assets and also contains only one financial covenant related to the ratio of senior funded debt to cash flow. The commitment fee related to the new credit agreement is 0.25% per annum payable quarterly on the average daily unused portion of the aggregate commitment.

On September 8, 2006, we purchased $6.0 million of the notes, and on December 8, 2006, we purchased $8.0 million of the notes. The purchases were financed through additional borrowings under our credit agreement. As the notes are subordinate to our existing credit agreement, we received a waiver from our lending group to permit the purchases. We recorded costs associated with the retirement of long-term debt of $2.5 million in connection with the purchases, which includes the write-off of previously capitalized deferred financing costs of $0.6 million.

On November 21, 2005, we sold $25.0 million in aggregate principal amount of notes due 2011 pursuant to an indenture dated November 21, 2005. The notes bear interest at a rate of 8% per annum. Interest is due on June 15 and December 15 of each year. The notes are convertible at the option of the holder, at any time on or prior to maturity, into shares of our common stock at a price equal to $10.31 per share, subject to adjustment in certain circumstances. In addition, we may elect to automatically convert the notes into shares of common stock if the trading price of the common stock exceeds 150% of the conversion price of the notes for at least 20 trading days during any 30 trading day period subject to a payment of three years of interest if we elect to convert the notes prior to December 20, 2008.

The indenture provides that on or after December 20, 2008, we have the option of redeeming the notes, in whole or in part, for cash, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. Holders may require us to repurchase all or a portion of their notes for cash upon a change-of-control event, as described in the indenture, at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding the repurchase date. The notes are unsecured and subordinate to our existing and future senior debt. The notes rank on parity with our existing 7¾% notes due December 2011.

In February 2005, we issued $44.7 million of 7¾% notes due 2011 in exchange for $22.2 million of our 7¼% debentures due December 2006 and $22.5 million of our 8¼% debentures due June 2006. The 7¾% notes are convertible at the holder’s option, at any time on or prior to maturity, into shares of our common stock at a price equal to $18.00 per share, subject to adjustments in certain circumstances. On or after December 19, 2006, we may elect to automatically convert the 7¾% notes into shares of common stock if the trading prices of the common stock exceeds 125% of the conversion price of the 7¾% notes for at least twenty trading days during any thirty trading day period ending within five trading days prior to the date of the automatic conversion notice. Subsequent to the exchange, we had outstanding $4.8 million of 7¼% debentures due December 2006, $17.5 million of 8¼% debentures due June 2006, and $44.7 million of 7¾% notes.

In October 2004, we renewed our credit agreement with the current lending group in the amount of approximately $109 million. On August 4, 2006, we amended our credit agreement and decreased the facility to approximately $97.9 million (the size of the credit line varies based on fluctuations in foreign currency exchange rates). The credit agreement was terminated on July 27, 2007. The portion of the credit line available for us to borrow is limited by the amount of collateral and certain covenants in the credit agreement. The credit agreement is principally secured by our trade receivables and inventory. The credit agreement bears interest at applicable LIBOR rates plus a margin, varying with certain financial performance criteria. At June 2, 2007, the applicable margin was 2.00%, $65.7 million was outstanding under the credit agreement, outstanding letters of credit were $0.4 million, the unused line was $31.7 million, and the available credit line was limited to $0.7 million due to covenants related to maximum permitted leverage ratios. The commitment fee related to the credit agreement is 0.25% per annum payable quarterly on the average daily unused portion of the aggregate commitment. Our credit agreement consisted of the following facilities as of June 2, 2007:

	Capacity	Amount Outstanding	Interest Rate
U.S. Facility	$77,500	$46,400	8.25%
Canada Facility	2,261	2,150	6.00%
UK Facility	8,909	8,790	7.66%
Euro Facility	6,727	6,727	5.92%
Japan Facility	2,465	1,644	2.72%

Total	$97,862	$65,711	7.72%

Note:	Due to maximum permitted leverage ratios, the amount of the unused line cannot be calculated on a facility-by-facility basis.

On March 3, 2007, we were not in compliance with credit agreement covenants with respect to the leverage ratio. On April 5, 2007, we received a waiver from our lending group for the default.

On January 19, 2007, we executed an amendment to the credit agreement to facilitate the implementation of a European cash sweeping program. In addition, the amendment decreased the Canada Facility and increased the U.S. Facility by approximately $7.5 million.

At March 4, 2006, we were not in compliance with credit agreement covenants with respect to the leverage ratio, fixed charge coverage ratio, and tangible net worth covenants. On August 4, 2006, we received a waiver from our lending group for the defaults and executed an amendment to the credit agreement. In addition, the amendment also (i) permitted the purchase of $14.0 million of the notes; (ii) adjusted the minimum required fixed charge coverage ratio for the first quarter of fiscal 2007; (iii) adjusted the minimum tangible net worth requirement; (iv) permitted certain sales transactions contemplated by us; (v) eliminated our Sweden Facility; (vi) reduced our Canada Facility by approximately $5.4 million; (vii) changed the definition of “Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA)” for covenant purposes; and (viii) provided that we maintain excess availability on the borrowing base of not less than $20.0 million until we filed our Form 10-Q for the quarter ended March 4, 2006, at which time we will maintain excess availability of the borrowing base of not less than $10.0 million.

At September 3, 2005, we were not in compliance with credit agreement covenants with respect to the tangible net worth covenant due solely to the additional goodwill recorded as a result of the Kern acquisition. On October 12, 2005, we received a waiver from our lending group for the default and executed an amendment to the credit agreement. The amendment changed the minimum tangible net worth requirement to adjust for the goodwill associated with the Kern acquisition.

Annual dividend payments for fiscal 2007 amounted to $2.8 million. Our policy regarding payment of dividends is reviewed periodically by the Board of Directors in light of our operating needs and capital structure.

Over the last 20 years, we have been in a position to regularly pay a quarterly dividend of $0.04 per common share and $0.036 per Class B common share. We currently expect to continue paying dividends at this historical rate in fiscal 2008.

Contractual Obligations

Contractual obligations by expiration period as of June 2, 2007 are presented in the table below (in thousands):

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Convertible notes (1)	$55,683	$—	$—	$55,683	$—
Convertible notes—interest (1)	19,285	4,343	8,686	6,256	—
Credit agreement (2)	65,711	65,711	—	—	—
Credit agreement—interest (2)	1,268	1,268	—	—	—
Lease obligations (3)	10,549	3,830	4,244	1,700	775
Purchase obligations (4)	148,965	148,965	—	—	—
Other (5)	451	309	142	—	—

Total	$301,912	$224,426	$13,072	$63,639	$775

(1)	Convertible notes consist of the 7¾% notes, with principal of $44.7 million due December 2011, and the notes, with principal of $11.0 million due June 2011.
(2)	The credit agreement expires in October 2009 and bears interest at applicable LIBOR rates plus a 200 basis point margin. The credit agreement balance of $65.7 million is classified as current as of June 2, 2007 due to the obligation to pay off the credit agreement with the proceeds from the SSD/Burtek sale. We completed the refinancing of the credit agreement on July 27, 2007. Interest in the table above is calculated using 7.72% interest rate and $65.7 million principal amount as of June 2, 2007 through the end of the first quarter of fiscal year 2008.
(3)	Lease obligations are related to certain warehouse and office facilities and office equipment under non-cancelable operating leases.
(4)	We have outstanding purchase obligations with vendors at the end of fiscal 2007 to meet operational requirements as part of the normal course of business.
(5)	We have a physical distribution agreement with a third-party logistics provider.

We believe that the existing sources of liquidity, including current and restricted cash, as well as cash provided by operating activities, supplemented as necessary with funds available under credit arrangements, will provide sufficient resources to meet known capital requirements and working capital needs for the fiscal year ended May 31, 2008.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to allowances for doubtful accounts, inventories, intangible assets, income taxes, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The policies discussed below are considered by management to be critical to understanding our financial position and results of operations. Their application involves more significant judgments and estimates in preparation of our consolidated financial statements. For all of these policies, management cautions that future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The estimates are influenced by the following considerations: continuing credit evaluation of customers’ financial conditions; aging of receivables, individually and in the aggregate; large number of customers which are widely dispersed across geographic areas; collectability and delinquency history by geographic area; and the fact that no single customer accounts for 10% or more of net sales. Significant changes in one or more of these considerations may require adjustments to the allowance affecting net income and net carrying value of accounts receivable. At June 2, 2007, the allowance for doubtful accounts was $1.6 million as compared to $2.0 million at June 3, 2006.

Impairment of Investments

We hold a portfolio of investment securities and periodically assess its recoverability. In the event of a decline in fair value of an investment, the judgment is made whether the decline is other-than-temporary. Management’s assessment as to the nature of a decline is largely based on the duration of that market decline, financial health of and specific prospects for the issuer, and our cash requirements and intent to hold the investment. If an investment is impaired and the decline in market value is considered to be other-than-temporary, an appropriate write-down is recorded. We recognized investment impairment of less than $0.1 million in fiscal 2007 and 2005, and $0.1 million in fiscal 2006.

Inventories

We carry all our inventories at the lower of cost or market using the first-in, first-out (FIFO) method. Inventories include material, labor, and overhead associated with such inventories. Substantially all inventories represent finished goods held for sale.

Provisions for obsolete or slow moving inventories are recorded based upon regular analysis of stock rotation, obsolescence, and assumptions about future demand and market conditions. If future demands, change in the industry, or market conditions differ from management’s estimates, additional provisions may be necessary.

We recorded inventory obsolescence and overstock provisions of $0.9 million, $0.8 million, and $3.4 million in fiscal 2007, 2006, and 2005, respectively, which were included in cost of sales. The provisions were principally for obsolete and slow moving parts. The parts were written down to estimated realizable value.

Long-Lived and Intangible Assets

We periodically evaluate the recoverability of the carrying amounts of our long-lived assets, including software, property, plant and equipment. We assess in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the possibility of long-lived assets being impaired when events trigger the likelihood.

Impairment is assessed when the undiscounted expected cash flows to be derived from an asset are less than its carrying amount. If impairment exists, the carrying value of the impaired asset is written down and impairment loss is recorded in operating results. In assessing the potential impairment of our goodwill and other intangible assets, management makes significant estimates and assumptions regarding the discounted future cash flows to determine the fair value of the respective assets on an annual basis. These estimates and their related assumptions include, but are not limited to, projected future operating results, industry and economy trends, market discount rates, indirect expense allocations, and tax rates. If these estimates or assumptions change in the future as a result of changes in strategy, our profitability, or market conditions, among other factors, this could adversely affect future goodwill and other intangible assets valuations and result in impairment charges.

Effective June 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets. This statement changed the accounting for goodwill and indefinite-lived assets from an amortization approach to an impairment-only approach. We perform our impairment test as of the third quarter of each fiscal year. We did not find any indication that an impairment existed and, therefore, no impairment loss was recorded in fiscal 2007.

Warranties

We offer warranties for specific products we manufacture. We also provide extended warranties for some products we sell that lengthen the period of coverage specified in the manufacturer’s original warranty. Terms generally range from one to three years.

We estimate the cost to perform under our warranty obligation and recognize this estimated cost at the time of the related product sale. We report this expense as an element of cost of sales in our Consolidated Statement of Operations. Each quarter, we assess actual warranty costs incurred, on a product-by-product basis, as compared to its estimated obligation. The estimates with respect to new products are based generally on knowledge of the products and are extrapolated to reflect the extended warranty period, and are refined each quarter as better information with respect to warranty experience becomes known.

Warranty reserves are established for costs that are expected to be incurred after the sale and delivery of products under warranty. The warranty reserves are determined based on known product failures, historical experience, and other currently available evidence.

Stock Compensation

Effective June 4, 2006, we adopted SFAS No. 123(R) which requires the measurement and recognition of compensation cost at fair value for all share-based payments, including stock options. We estimate fair value using the Black-Scholes option-pricing model, which requires assumptions such as expected volatility, risk-free interest rate, expected life, and dividends. Compensation cost is recognized using a graded-vesting schedule over the applicable vesting period, or date on which retirement eligibility is achieved, if shorter (non-substantive vesting period approach). See Note A of the notes to the consolidated financial statements contained elsewhere in this prospectus for further information.

Income Taxes

We recognize deferred tax assets and liabilities based on the differences between financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on a number of factors, including both positive and negative evidence, in determining the need for a valuation allowance. Those factors include historical taxable income or loss, projected future taxable income or loss, the expected timing of the reversals of existing temporary differences, and the implementation of tax planning strategies. In circumstances where we or any of our affiliates have incurred three years of cumulative losses which constitute significant negative evidence, positive evidence of equal or greater significance is needed by us at a minimum to overcome that negative evidence before a tax benefit is recognized for deductible temporary differences and loss carryforwards. In evaluating the positive evidence available, expectations as to future taxable income would rarely be sufficient to overcome the negative evidence of recent cumulative losses, even if supported by detailed forecasts and projections. In order to reverse the recorded valuation allowance, we would likely need to have positive cumulative earnings for the three-year period preceding the year of the reversal. Therefore, our projections as to future earnings would not be used as an indicator in analyzing whether a valuation allowance established in a prior year can be removed or reduced.

At June 2, 2007 and June 3, 2006, our deferred tax assets related to tax carryforwards were $20.0 million and $13.6 million, respectively. The tax carryforwards are comprised of net operating loss carryforwards and other tax credit carryovers. A majority of the net operating losses and other tax credits can be carried forward for 20 years.

We have recorded valuation allowances for the majority of our federal deferred tax assets and loss carryforwards, and for tax loss carryforwards of certain non-U.S. subsidiaries. We believe that the deferred tax assets for the remaining tax carryforwards are considered more likely than not to be realizable based on estimates of future taxable income and the implementation of tax planning strategies.

New Accounting Pronouncements

In June 2006, the FASB issued FIN 48. FIN 48 was issued to clarify the accounting for uncertainty in tax positions taken or expected to be taken in a tax return. Under FIN 48, the tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained upon examination by tax authorities. We plan to adopt FIN 48 for annual periods beginning June 3, 2007. We are currently evaluating the potential impact that the adoption of FIN 48 will have on our consolidated financial statements and at this time no material adjustments are anticipated.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. The standard clarifies that fair value should be based on the assumptions market participants would use when pricing the asset or liability. SFAS No. 157 will be effective for us beginning in fiscal 2009. We are currently assessing the impact that SFAS No. 157 may have on the financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (SAB No. 108) regarding the quantification of financial statement misstatements. SAB No. 108 requires a “dual approach” for quantifications of errors using both a method that focuses on the income statement impact, including the cumulative effect of prior years’ misstatements, and a method that focuses on the period-end balance sheet. SAB No. 108 will be effective for us beginning in fiscal 2008. We do not expect the adoption to have a material impact on our financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159), including an amendment to SFAS No. 115. Under SFAS No. 159, entities may elect to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. The election, called the fair value option, will enable entities to achieve an offset accounting effect for changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions. SFAS No. 159 is expected to expand the use of fair value measurement consistent with the FASB’s long-term objectives for financial instruments. SFAS No. 159 will be effective for us beginning in fiscal 2009. We are currently evaluating the impact of the adoption of SFAS No. 159 on the financial statements.

Risk Management and Market Sensitive Financial Instruments

Certain operations, assets, and liabilities of ours are denominated in foreign currencies subjecting us to foreign currency exchange risk. In addition, some of our debt financing varies with market rates exposing us to the market risk from changes in interest rates. In order to provide the user of these financial statements guidance regarding the magnitude of these risks, the Securities and Exchange Commission requires us to provide certain quantitative disclosures based upon hypothetical assumptions. Specifically, these disclosures require the calculation of the effect of a 10% increase in market interest rates and a uniform 10% strengthening of the U.S. dollar against foreign currencies on the reported net earnings and financial position.

Our credit agreement’s interest rate varies based on market interest rates. Had interest rates increased 10%, additional interest expense, tax effected, would have decreased the net income by an estimated $0.3 million in fiscal 2007, and increased the net loss by an estimated $0.2 million in fiscal 2006.

Our foreign denominated assets and liabilities are cash, accounts receivable, inventory, accounts payable, and intercompany receivables and payables, primarily in member countries of the European Union, Asia/Pacific and, to a lesser extent, Canada and Latin America. Tools that we may use to manage foreign exchange exposures include currency clauses in sales contracts, local debt to offset asset exposures and forward contracts to hedge significant transactions. We have not entered into any forward contracts in fiscal 2007 or 2006.

Had the U.S. dollar strengthened 10% against various foreign currencies, net sales would have been lower by an estimated $21.2 million for fiscal 2007 and an estimated $18.7 million for fiscal 2006. Total assets would have declined by an estimated $17.9 million as of the fiscal year ended June 2, 2007 and an estimated $10.0 million as of the fiscal year ended June 3, 2006, while the total liabilities would have decreased by an estimated $3.8 million as of the fiscal year ended June 2, 2007 and an estimated $2.7 million as of the fiscal year ended June 3, 2006.

The interpretation and analysis of these disclosures should not be considered in isolation since such variances in interest rates and exchange rates would likely influence other economic factors. Such factors, which are not readily quantifiable, would likely also affect our operations.

OUR BUSINESS

Our Company

We are a global provider of engineered solutions and a global distributor of electronic components to the radio frequency (RF), wireless and power conversion, electron device, and display systems markets with total sales in fiscal 2007 of $557.3 million. We are committed to a strategy of providing specialized technical expertise and value-added products, which we refer to as “engineered solutions,” in response to customers’ needs. These engineered solutions consist of:

•	products which we manufacture or modify;

•	products which are manufactured to our specifications by independent manufacturers under our private labels; and

•

value we add through design-in support, systems integration, prototype design and manufacturing, testing, and logistics for end products of our customers. We define design-in support as modification of components or identification of lower-cost product alternatives or complementary products.

Our products include RF and microwave components, power semiconductors, electron tubes, microwave generators, and data display monitors. These products are used to control, switch or amplify electrical power signals, or as display devices in a variety of industrial, commercial, and communication applications.

Our broad array of technical services and products supports both our customers and vendors.

Our Strategic Business Units

We serve our customers through three strategic business units, each of which is focused on different end markets with distinct product and application needs. Our three strategic business units are:

•	RF, Wireless & Power Division;

•	Electron Device Group; and

•	Display Systems Group.

Each strategic business unit has dedicated marketing, sales, product management, and purchasing functions to better serve our targeted markets. The strategic business units operate globally, serving North America, Asia/Pacific, Europe, and Latin America.

On May 31, 2007, we completed the sale of the Security Systems Division/Burtek Systems (SSD/Burtek) strategic business unit to Honeywell International Inc. for $80 million. After transaction expenses paid through June 2, 2007, net cash proceeds from the sale were $78.1 million. The transaction resulted in an after tax gain of $41.6 million after additional transactions costs of $2.5 million were accrued as of June 2, 2007. We have used the net proceeds received and will continue to use the net proceeds classified as restricted cash from the sale to pay down debt outstanding under our credit agreement. We present SSD/Burtek as a discontinued operation in accordance with the criteria of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and prior period results and disclosures have been restated to reflect this reporting.

In an effort to reduce our global operating costs related to logistics, selling, general, and administrative expenses and to better align our operating and tax structure on a global basis, we implemented a global restructuring plan during fiscal 2007 (2007 Restructuring Plan). The 2007 Restructuring Plan decreased the number of warehouses and streamlined much of the entire organization which is expected to reduce future corporate and administrative expense. During fiscal 2007, we centralized inventory distribution in Europe, restructured our Latin American operations, and reduced our total workforce, including the elimination and restructuring of layers of management.

The total restructuring and severance costs to implement the plan were approximately $6.0 million, a majority of which were $2.7 million of severance costs recorded in the fourth quarter of fiscal 2006 and $2.2 million of severance costs recorded in fiscal 2007.

RF, Wireless & Power Division

Our RF, Wireless & Power Division (RFPD) serves the global RF and wireless communications market, including infrastructure and wireless networks and the power conversion markets. RFPD’s team of RF and wireless engineers assists customers in designing circuits, selecting cost effective components, planning reliable and timely supply, prototype testing, and assembly. The team offers our customers and vendors a broad range of engineering and technical support including the design-in of RF, wireless and power components and the development of engineered solutions for their support system requirements. RFPD’s team of power conversion engineers designs solutions for applications such as motor speed controls, industrial heating, laser technology, semiconductor manufacturing equipment, radar, and welding. The team builds on its expertise in power conversion technology to provide engineered solutions to our customers’ specifications using what we believe are the most competitive components from industry-leading vendors.

We expect continued growth in wireless applications as the demand for many types of wireless communication increases worldwide. In addition to voice communication, we believe the rising demand for high-speed data transmission will result in major investments in both system upgrades and new systems to handle broader bandwidth. We believe wireless and power conversion products for niche applications which will require engineered solutions using the latest RF technology and electronic components include:

•	Wireless Networks—Wireless technologies used for short range interconnection, both within the home or office or last mile solutions from a neighborhood to the home.

•	Wireless Infrastructure—Equipment required to support the transmission of RF signals.

•	Power Conversion—High power applications such as power suppliers, welding, motor controls, and converting AC/DC and DC/AC.

RFPD’s growth is supported by our collaboration with leading manufacturers. A key factor in our ability to maintain a strong relationship with our vendors and to attract new vendors is our ability to supply them with worldwide demand forecasts for their existing products as well as products they have in development. We have developed internal systems to capture forecasted product demand by potential design opportunity based on ongoing dialogue between our sales team and our customers. We share this information with our suppliers to help them predict near and long-term demand and product life cycles.

We have global distribution agreements with such leading suppliers as ANADIGICS, Advanced Power Technologies, Aavid, Anaren, ATC, Cornell-Dubilier, Freescale, HUBER+SUHNER, International Rectifier, M/A-COM, Peregrine, Vishay, Wakefield, and WJ Communications. In addition, we have relationships with many niche RF, wireless, and power suppliers to allow us to serve as a comprehensive RF, wireless, and power resource.

We participate in most RF, wireless, and power applications and markets in the world, focusing on infrastructure applications rather than consumer-driven subscriber applications.

The following is a description of RFPD’s major product areas:

•

RF and Microwave Active Devices—a wide variety of components, such as RF transistors, mixers, switches, amplifiers, oscillators, and RF diodes, which are used in infrastructure, wireless networking, and other related markets, such as broadcast, cable TV, cellular and personal communications service telephony, satellite, wireless local area networks, and various other wireless applications.

•	RF & Microwave Passive Devices—components used to connect all types of electronic equipment including those employing RF technology.

•	Digital Broadcast Systems—components and assemblies used in a broad range of applications in the digital broadcast market, including satellite, transmission, and communication.

•

Power Conversion Products - Silicon Controlled Rectifiers, Heat Sink Assemblies and Power Semiconductor Modules—components used in many industrial control applications because of their ability to switch large amounts of power at high speeds. These silicon power devices are capable of operating at up to 4,000 volts at 2,000 amperes.

•

High Voltage and Power Capacitors—devices used in industrial, avionics, medical, and broadcast applications for filtering, high—current bypass, feed-through capacitance for harmonic attenuation, pulse shaping, grid and plate blocking, tuning and tank circuits, antenna coupling, and energy discharge.

Electron Device Group

Our Electron Device Group (EDG) provides engineered solutions and distributes electronic components to customers in diverse markets including the steel, automotive, textile, plastics, semiconductor manufacturing, and broadcast industries. EDG’s team of engineers designs solutions for applications such as industrial heating, laser technology, semiconductor manufacturing equipment, radar, and welding. The group builds on its expertise in high power, high frequency vacuum devices to provide engineered solutions to fit our customers’ specifications using what we believe are the most competitive components from industry-leading vendors.

EDG serves the industrial market’s need for both vacuum tube and semiconductor manufacturing equipment technologies. We provide replacement products for systems using electron tubes as well as design and assembly services for new systems employing semiconductor manufacturing equipment. Our customers’ demand for higher power and shorter processing times increases the need for tube-based systems.

EDG represents leading manufacturers of electronic tubes and semiconductor manufacturing equipment used in industrial power applications. Among the suppliers EDG supports are Amperex, CPI, Eimac, General Electric, Jennings, Litton, Hitachi, NJRC, Thales, L3, National, and Draloric.

The following is a description of EDG’s major product areas and services:

•

Power Amplifier/Oscillator Tubes—vacuum or gas-filled tubes used in applications where current or voltage amplification and/or oscillation is required. Applications include induction heating, diathermy equipment, communications, broadcast, and radar systems, and power supplies for voltage regulation or amplification.

•

Microwave Generators—devices that incorporate magnetrons, which are high vacuum oscillator tubes used to generate energy at microwave frequencies. The pulsed magnetron is primarily used to generate high-energy microwave signals for radar applications. Magnetrons are also used in vulcanizing rubber, food processing, packaging, wood/glue drying, in the manufacture of wafers for the semiconductor industry and other industrial heating applications such as microwave ovens, and by the medical industry for sterilization and cancer therapy.

•	Hydrogen Thyratrons—electron tubes capable of high speed and high voltage switching. They are used to control the power in laser and radar equipment and in linear accelerators for cancer treatment.

•	Thyratrons and Rectifiers—vacuum or gas-filled tubes used to control the flow of electrical current. Thyratrons are used to control ignitrons, electric motor speed controls, theatrical lighting, and machinery such as printing presses and various types of medical equipment. Rectifiers are used to restrict electric current flow to one direction in power supply applications.

•

Ignitrons—mercury pool tubes used to control the flow of large amounts of electrical current. Their primary applications are in welding equipment, power conversion, fusion research, and power rectification equipment.

•	Magnetrons—microwave tubes used in industrial applications ranging from industrial scale food processing and plasma generation for semi conductor fabrication processes, to marine and avionics radar.

•

Contract Manufacturing—specializing in projects requiring use of sophisticated processes, low to medium volume, and for industries insisting upon a high level of quality including “copy exact” discipline. The semi conductor equipment, medical equipment, and industrial equipment markets have been the primary market segments targeted to date.

Display Systems Group

The Display Systems Group (DSG) is a global provider of integrated display products and systems to the public information, financial, point-of-sale, industrial, and healthcare markets. The group works with leading hardware vendors to offer the highest quality liquid crystal display, plasma, cathode ray tube, and customized computing platforms. The group’s engineers design custom display solutions that include touch screens, protective panels, custom enclosures, specialized finishes, application specific software, and privately branded products.

The medical imaging market has been transitioning from film-based technology to digital technology. DSG’s medical imaging hardware partnership program allows it to deliver integrated hardware and software solutions for this growing market by combining our hardware expertise in medical imaging engineered solutions with our software partners’ expertise in picture archiving and communications systems. Through such collaborative arrangements, we are able to provide integrated imaging workstation systems to the end user and resellers, as well as other medically approved display solutions for various other modalities in the hospital.

Our legacy business of supplying replacement cathode ray tubes continues to be an important market. We believe we are successful in supplying replacement cathode ray tubes because of our extensive cross-reference capability. This database, coupled with custom mounting hardware installed by us, enables us to provide replacement tubes for more than 200,000 models.

DSG has long-standing relationships with key manufacturers including 3M, AUO, CMO, HP, IBM, Intel, LG, NEC Displays, Philips Displays, Planar Systems, Sharp Electronics, Samsung, and Siemens Displays. We believe these relationships and our private label brands allow us to maintain a well-balanced and technologically advanced line of products.

The following is a description of DSG’s major product areas:

•

Cathode Ray Tubes—vacuum tubes that convert an electrical signal into a visual image to display information on data display monitors. Cathode ray tubes are used in various environments, including hospitals, financial institutions, airports, and numerous other applications wherever large user groups share electronic data visually. This product line includes both monochrome and color tubes.

•

Custom LCD Displays—flat panel display monitors incorporating a liquid crystal as an alternative to the traditional cathode ray tube technology, typically a few inches in depth and ranging from 10” to 52” measured diagonally. These displays are usually integrated with touchscreen technology or special mounting configurations based on the customer’s requirements.

•	High Resolution Medical Displays—an integral component of picture archiving and communications systems, displays are used in diagnostic and non-diagnostic imaging to display the digital image generated from computed tomography, magnetic resonance imaging, radiography, and other digital modalities.

•

Custom Systems—Custom server platforms for the infrastructure/back office of financial exchanges, small profile workstations for digital signage, flight information and kiosk applications, and imaging workstations for radiologists.

Discontinued Operations—Security Systems Division/Burtek Systems

Discontinued operations includes the results of the Security Systems Division/Burtek Systems (SSD/Burtek), which we sold to Honeywell International Inc. on May 31, 2007. SSD/Burtek was a global provider of closed circuit television, fire, burglary, access control, sound, and communication products and accessories for the residential, commercial, and government markets. The unit specialized in closed circuit television design-in support, offering extensive expertise with applications requiring digital technology. The products SSD/Burtek provided were primarily used for security and access control purposes but are also utilized in industrial applications, mobile video, and traffic management.

Business Strategies

We are pursuing a number of strategies designed to enhance our business and, in particular, to increase sales of engineered solutions. Our strategies are to:

Capitalize on Engineering and Manufacturing Expertise. We believe that our success is largely attributable to our core engineering and manufacturing competency and skill in identifying cost-competitive solutions for our customers, and we believe that these factors will be significant to our future success. Historically, our primary business was the distribution and manufacture of electron tubes and we continue to be a major supplier of these products. This business enabled us to develop manufacturing and design engineering capabilities. Today, we use this expertise to identify engineered solutions for customers’ applications-not only in electron tube technology but also in new and growing end markets and product applications. We work closely with our customers’ engineering departments that allow us to identify engineered solutions for a broad range of applications. We believe our customers use our engineering and manufacturing expertise as well as our in-depth knowledge of the components best suited to deliver a solution that meets their performance needs cost-effectively.

Target Selected Niche Markets. We focus on selected niche markets that demand a high level of specialized technical service, where price is not the predominant competitive factor. These niche markets include wireless infrastructure, high power/high frequency power conversion, custom display, and digital imaging. In most cases, we do not compete against pure commodity distributors. We often function as an extension of our customers’ and vendors’ engineering teams. Frequently, our customers use our design and engineering expertise to provide a product solution that is not readily available from a traditional distributor. By utilizing our expertise, our customers and vendors can focus their engineering resources on more critical core design and development issues.

Focus on Growth Markets. A majority of our sales are in markets we believe have high growth potential and can benefit from our engineering and manufacturing expertise and from our strong vendor relationships. These markets are characterized by substantial end-market growth and rapid technological change. For RFPD, the continuing demand for wireless communications is driving wireless application growth, and power conversion demand continues to grow due to increasing system complexity and the need for intelligent, efficient power management.

Leverage the Existing Customer Base. An important part of our growth is derived from offering new products to our existing customer base. We support the migration of our customers from electron tubes to newer solid-state technologies. In addition, our salespeople are able to sell products from all strategic business units to customers who currently may only purchase from one strategic business unit and sell engineered solutions to customers who currently may only purchase standard components.

Growth and Profitability Strategies

Although we have reported net losses from continuing operations of approximately $12.4 million in fiscal 2003, $18.8 million in fiscal 2005, and $4.0 million in fiscal 2006, our long-range growth plan centers around two distinct strategies by which we seek to maximize our overall profitability:

Focus on Internal Growth. We believe that, in most circumstances, internal growth provides the best means of expanding our business, both on a geographic and product line basis. We believe there is increased outsourcing of engineering as companies focus on their own core competencies, which we believe contributed to the increased demand for our engineered solutions. As technologies change, we plan to continue to capitalize on our customers’ need for design engineering. In fiscal 2007, we made sales to approximately 25,000 customers. We have developed internal systems to capture forecasted product demand by potential design opportunity. This allows us to anticipate the customers’ future requirements and identify new product opportunities. In addition, we share these future requirements with our manufacturing suppliers to help them predict near and long-term demand, technology trends, and product life cycles. Expansion of our product offerings is an ongoing program. In particular, the following areas have generated significant sales increases in recent years: RF amplifiers; interconnect and passive devices; silicon controlled rectifiers; and custom and medical monitors.

Reduce Operating Costs Through Continuous Operational Improvements. We constantly strive to reduce costs in our business through initiatives designed to improve our business processes. We continue to embark on programs to improve operating efficiencies and asset utilization, with an emphasis on inventory control and cash generation. We revised our incentive programs in fiscal 2004 and fiscal 2007 to heighten our managers’ commitment to these objectives. In an effort to reduce our global operating costs related to logistics, selling, general, and administrative expenses and to better align our operating and tax structure on a global basis, we implemented a global restructuring plan during fiscal 2007 (2007 Restructuring Plan). The 2007 Restructuring Plan decreased the number of warehouses and streamlined much of the entire organization, which is expected to reduce future corporate and administrative expense. During fiscal 2007, we centralized inventory distribution in Europe, restructured our Latin American operations, and reduced our total workforce, including the elimination and restructuring of layers of management. Additional programs are ongoing, including the centralization of inventory distribution in Asia/Pacific and continuing our investment in enterprise resource planning software during fiscal 2008.

Products and Suppliers

We purchase numerous products from various suppliers as noted above under “Our Strategic Business Units.” During fiscal 2007, we added the following suppliers: Avago, Muegge, and Thales.

We evaluate our customers’ needs and attempt to maintain sufficient inventories in an effort to ensure our customers a reliable source of supply. While we stock inventory that turns more or less than three months, we anticipate holding 90 days of inventory in the normal course of operations. This level of inventory is higher than some of our competitors due to the fact that we sell a number of products representing older, or trailing edge, technology that may not be available from other sources. The market for these trailing edge technology products is declining and as manufacturers for these products exit the business, we, at times, purchase a substantial portion of their remaining inventory. Also contributing to our higher inventory levels is our commitment to maintaining an inventory of a broad range of products to be able to promptly service those customers who are buying product for replacement of components in equipment critical to preventing downtime of their operations. In other segments of the business, such as RFPD, the market for our products is characterized by rapid change and obsolescence as a result of the development of new technologies, particularly in the semiconductor markets it serves.

We have written distribution agreements with many of our suppliers; however, a number of these agreements provide for nonexclusive distribution rights and often include territorial restrictions that limit the countries in which we can distribute the products. The agreements are generally short-term, subject to periodic renewal, and some contain provisions permitting termination by either party without cause upon relatively short notice. Although some of these agreements allow us to return inventory periodically, others do not, in which case we may have obsolete inventory that we cannot return to the supplier.

Our suppliers generally warrant the products we distribute and allow return of defective products, including those returned to us by our customers. Except with respect to certain displays, we generally do not provide additional warranties on the products we sell. For information regarding the warranty reserves, see Note A of the notes to the consolidated financial statements contained elsewhere in this prospectus.

In addition to third party products, we sell proprietary products principally under certain trade names we own including: A.C.T Kern™, Amperex®, Cetron®, Image Systems™, National®, Pixelink™, and RF Gain™. Our proprietary products which we manufacture or have manufactured for us, include RF amplifiers, transmitters and pallet assemblies, thyratrons and rectifiers, power tubes, ignitrons, CW magnetron tubes, phototubes, spark gap tubes, microwave generators, custom RF matching networks, heatsinks, silicon controlled rectifier assemblies, large screen display monitors, liquid crystal display monitors, and computer workstations. The materials used in the manufacturing process consist of glass bulbs and tubing, nickel, stainless steel and other metals, plastic and metal bases, ceramics, and a wide variety of fabricated metal components. These materials generally are readily available, but some components may require long lead times for production and some materials are subject to shortages or price fluctuations based on supply and demand.

Sales and Marketing

As of the end of fiscal 2007, we employed approximately 549 sales personnel worldwide. In addition, there were approximately 99 authorized representatives, who are not our employees, selling our products, primarily in regions where we do not have a direct sales presence. Many of our sales representatives focus on just one of our strategic business units, while others focus on all of our strategic business units within a particular geographic area. Our sales representatives are compensated in part on a salaried basis and in part on a commission basis.

We offer various credit terms to qualifying customers as well as prepayment, credit card, and cash on delivery terms. We establish credit limits prior to selling product to our customers and routinely review delinquent and aging accounts. We establish reserves for estimated credit losses in the normal course of business.

Distribution

We maintain more than 830,000 part numbers in our product inventory database and estimate more than 80% of orders received by 6:00 p.m. local time are shipped complete the same day. Customers can access our product inventory through electronic data interchange, either at our web site, www.rell.com, through our catalog, www.catalog.rell.com, or by telephone. Customer orders are processed by the regional sales offices and supported by one of our principal distribution facilities in LaFox, Illinois; Amsterdam, Netherlands; or Singapore, Republic of Singapore and/or our additional stocking locations throughout the world. We utilize a sophisticated data processing network that provides on-line, real-time interconnection of all sales offices and central distribution operations, 24 hours per day, seven days per week. Information on stock availability, cross-reference information, customers, and market analyses are instantly obtainable throughout the entire distribution network.

International Sales

In fiscal 2007, 52.0% of our sales and 51.9% of our purchases of products were made outside the U.S. We believe that we may continue to expand our international operations to the extent that suitable opportunities become available. Accordingly, our future results could be adversely affected by a variety of factors which are not present for companies with operations and sales solely within the United States, including: changes in currency exchange rates; changes in a specific country’s or region’s political or economic conditions, particularly in emerging markets, including the possibility of military action or other hostilities and confiscation of property; increases in trade protection measures and import or export licensing requirements; changes in tax laws and international tax treaties; restrictions on our ability to repatriate investments and earnings from foreign operations; difficulty in staffing and managing widespread operations; differing labor regulations; differing protection of intellectual property; changes in regulatory requirements; shipping costs and delays; and difficulties in accounts receivable collection. Such risks could result in substantial increases in costs, the reduction of profit, the inability to do business, and other adverse effects.

Backlog

Our backlog of orders was approximately $140.5 million and $120.1 million as of June 2, 2007 and June 3, 2006, respectively. We expect to fill all backlog orders within fiscal 2008.

Employees

As of June 2, 2007, we employed 991 individuals on a full-time basis. Of these, 549 were employed in the United States and 442 were employed internationally. The worldwide employee base included 549 in sales and product management, 76 in distribution support, 291 in administrative positions, and 75 in value-added and product manufacturing. All of our employees are non-union. We consider our relationships with our employees to be good.

Competition

We believe that engineering capability, exclusive vendor relationships, and product diversity create segmentation among our competitors. We believe that the key competitive factors in our markets include the ability to provide engineered solutions, reliable delivery at competitive prices, provide marketing technical support, and maintain inventory availability and quality. We believe that, on a global basis, we are a significant provider of engineered solutions and products which utilize RF and power semiconductors and subassemblies, electron tubes, cathode ray tubes, and custom and medical monitors. In many instances, our competition is our customer base and their decision to make or buy, as well as the original equipment manufacturer for sales of replacement parts and system upgrades to service existing installed equipment. In addition, we compete worldwide with other general line distributors and other distributors of electronic components.

Patents and Trademarks

We hold or license certain manufacturing patents and trademark rights. Although our patents and trademarks have some value, they are not significant to our success, which depends principally upon our ability to provide engineered solutions, reliable delivery at competitive prices, provide marketing technical support, and maintain inventory availability and quality.

Seasonal Variations

We experience moderate seasonality in our business and typically realize higher sequential sales in our second and fourth fiscal quarters, reflecting increased transaction volume after the summer and holiday months in our first and third fiscal quarter periods.

Properties

We own our corporate facility and largest distribution center, which is located on approximately 96 acres in LaFox, Illinois and consists of approximately 242,000 square feet of manufacturing, warehouse, and office space.

We also maintain owned and leased branch sales offices in or near major cities throughout the world, including 19 facilities in North America, 25 in Asia/Pacific, 20 in Europe, and 4 in Latin America.

We consider our properties to be generally well maintained, in sound condition and repair, and adequate for our present needs.

Legal Proceedings

We are involved in several pending judicial proceedings concerning matters arising in the ordinary course of our business. While the outcome of litigation is subject to uncertainties, based on currently available information, we believe that, in the aggregate, the results of these proceedings will not have a material effect on our financial condition.

Recent Developments

We entered into a $40.0 million new credit agreement on July 27, 2007 which includes a Euro subfacility ($15.0 million) and a Singapore subfacility ($5.0 million). This new credit agreement expires in July 2010 and bears interest at applicable LIBOR, SIBOR, or prime rates plus a margin varying with certain quarterly borrowings under the new credit agreement. This new credit agreement is secured by a lien on our assets and also contains only one financial covenant related to the ratio of senior funded debt to cash flow. The commitment fee related to the new credit agreement is 0.25% per annum payable quarterly on the average daily unused portion of the aggregate commitment.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information with respect to our executive officers and directors as of August 28, 2007:

Name	Age	Position
Edward J. Richardson	65	Chairman of the Board, Chief Executive Officer, President and Chief Operating Officer
Gregory J. Peloquin	43	Executive Vice President and General Manager, RF, Wireless & Power Division
Bart Petrini	68	Executive Vice President and General Manager, Electron Device Group
Wendy Diddell	42	Executive Vice President, Corporate Development
Robert Heise	42	Executive Vice President and General Manager, Display Systems Group
Michael J. Bauer	55	Senior Vice President and Chief Human Resources Officer
Kathleen M. McNally	48	Senior Vice President, Marketing Operations and Customer Support
Daniel J. Fujii	33	Interim Chief Financial Officer and Corporate Controller
Kyle C. Badger	39	Executive Vice President, General Counsel and Secretary
Brad R. Knechtel	46	Vice President, Supply Chain Management
Arnold R. Allen	75	Director
Jacques Bouyer	79	Director
Scott Hodes	70	Director
Bruce W. Johnson	66	Director
Ad Ketelaars	50	Director
John R. Peterson	50	Director
Harold L. Purkey	63	Director
Samuel Rubinovitz	77	Director

Edward J. Richardson has been employed by us or our predecessor since 1961, holding several positions. He was Chairman of the Board, Chief Executive Officer and President from September 1989 until November 1996 when Bruce W. Johnson became President. Mr. Richardson continues to hold the offices of Chairman of the Board, Chief Executive Officer and, since April 2006, President and Chief Operating Officer.

Gregory J. Peloquin has been Executive Vice President and General Manager of the RF & Wireless Communications Group since January 2002. Prior to that, he was Vice President of the RF & Wireless Communications Group since November 1999 when he rejoined us. Mr. Peloquin first joined us in 1990 and held various positions in product management until 1997 when he left to join Motorola, Inc. as Director of Global Distribution for Wireless Infrastructure Division, which position he held until he rejoined us in 1999.

Bart Petrini has been Executive Vice President and General Manager of the Electron Device Group since November 2, 2006. Previously, Mr. Petrini served as a strategic consultant from 2002 until November 1, 2006, including serving as a consultant to us from May 1, 2005 until November 1, 2006. Prior to that, Mr. Petrini served as President and CEO of Communications & Power Industries, Inc. (“CPI”) from 1999 until 2002. Prior to that, Mr. Petrini served as Executive Vice President of the Electron Device Group from 1994 until he assumed his position with CPI.

Wendy Diddell has been Executive Vice President, Corporate Development since June 2007. Prior to that, Ms. Diddell was Executive Vice President and General Manager of the Security Systems Division/Burtek Systems since February 2006. Prior to that, Ms. Diddell had been Vice President and General Manager of the Security Systems Division since June 2004. Prior to that, she was employed as a Management Consultant for the

Security Systems Division since July 2003. Prior thereto, Ms. Diddell was employed as the Senior Vice President of Sales and Marketing for Ultrak, Inc. since 1997, a global manufacturer of closed circuit television and access control systems for the commercial and government markets.

Robert Heise has been Vice President and General Manager of the Display Systems Group since February 2007. Prior thereto, Mr. Heise was Vice President of European Product Marketing for DSG Europe since July 2006 and Vice President—Client Technologies since February 2006. Prior to that, he was Vice President of the Display Systems Group since May 2000. He joined us in October 1987 as European Systems and Operations Specialist and has held various other positions in operations and sales.

Michael J. Bauer has been Senior Vice President and Chief Human Resources Officer since May 2007. Mr. Bauer was Vice President, Human Resources for Winterhur U.S. Holdings, Inc. from June 2005 to June 2006. Prior to this, Mr. Bauer was Executive Vice President—Chief Resources Officer for SmithBucklin Corporation from March 1997 to May 2005.

Kathleen M. McNally has been Senior Vice President of Marketing Operations and Customer Support since July 2000. Ms. McNally served as Marketing Services Manager from 1986 until 1989 and as Vice President and Corporate Officer of Marketing Operations from 1989 until 2000. She has held various positions within the marketing department since joining us in 1979.

Daniel J. Fujii has been Chief Financial Officer on an interim basis since June 22, 2007. Mr. Fujii was Corporate Controller since May 2006. Prior to that, Mr. Fujii was Senior Manager, Assurance and Business Advisory Services for PricewaterhouseCoopers LLP.

Kyle C. Badger has been Executive Vice President, General Counsel and Secretary since August 2007. Prior to that, Mr. Badger was Senior Counsel with Ice Miller, LLP from April 2006 to August 2007 and a partner and an associate with McDermott, Will & Emery LLP from October 1999 to April 2006. Prior to that, Mr. Badger was an associate with Thompson, Hine & Flory LLP from January 1997 to October 1998.

Brad R. Knechtel has been Vice President of Supply Chain Management since July 2006. Prior to that, Mr. Knechtel was the Director of Supply Chain with Knowles Electronics since 2003 and before that Director of Eurasia Supply Chain for 3Com Corporation since 1995. In addition, he held various strategic planning, sourcing and purchasing, contract negotiation and management, and logistics positions with the United States Army.

Arnold R. Allen has been a director since 1986. He joined us as our President and Chief Operating Officer in September 1985. He retired as President of ours in September 1989. Since his retirement, Mr. Allen has been a management consultant to us and presently provides management consulting services to us.

Jacques Bouyer served as Chairman of the Board of Philips Components of Paris, France, which is engaged in the manufacture and sale of electronic components and is a subsidiary of N.V. Philips of The Netherlands, from April 1, 1990 until January 1, 1994 when he became honorary Chairman of the Board and a Director until December 31, 1995. Mr. Bouyer also was Vice Chairman of the BIPE Institute for Economic and Market Research from 1981 until 1997. He has been a self-employed consultant in business strategies and management for JBC Consult-Paris from January 1990 until December 2002. He was Chairman of the Board of Bethe1-Paris, a small internet start-up company, from July 2002 until January 2007.

Scott Hodes is a partner at the law firm of Bryan Cave LLP, which firm provides legal services to us. From 1992 through January 2004, Mr. Hodes was a partner with the law firm of McGuire Woods Ross & Hardies and its predecessor Ross & Hardies.

Bruce W. Johnson was President Emeritus from January 2006 to June 2006 and has been a Director since November 1996. From November 1996 until February 2006, Mr. Johnson was President and Chief Operating Officer. Prior thereto, from January 1992 until January 1996, he was President of Premier Industrial Corporation, a New York Stock Exchange listed company which was acquired by Farnell Ltd. in April 1996. He was

Executive Vice President of Premier from February 1987 until January 1992. Premier is a full service business to business supplier of electronic components for industrial and consumer products, essential maintenance and repair products for industrial, commercial and institutional applications, and manufactures high-performance fire-fighting equipment.

Ad Ketelaars has been Chief Executive Officer of NEC Philips Unified Solutions (formerly Philips Business Communications) since March 2003. He was Vice President and Managing Director of Richardson Electronics Europe from 1993 until 1996. He has held several general management positions with companies such as Philips (Electronic Components), ITT (Cable TV), EnerTel (Telecom Operator), and Comsys (Voice Response Systems).

John R. Peterson is a Managing Director, the Head of Investment Banking and a member of the Board of Directors of Cleary Gull Inc., an investment banking and investment consulting firm he joined in March of 2002. Previously he was a Managing Director of Tucker Anthony Inc., and the Co-Head of its Tucker Anthony Sutro Capital Markets (“TASCM”) division, which provided investment banking services to us, and a member of its Operating Committee until November 2001. For a brief time in 2001 and 2002, he was a Managing Director of Riverview Financial Group, LLC, until it was acquired by Cleary Gull Inc. He is a member of the Board of Directors of Krueger International, Inc., a privately held contract furniture manufacturer and Medem, Inc., a privately held healthcare information technology company.

Harold L. Purkey was President of Forum Capital Markets from May 1997 and Senior Managing Director of such company from May 1994, until it was acquired in 2000. Mr. Purkey was the Managing Director of First Union Securities, the successor to Forum Capital Markets, until his retirement on October 1, 2001. From July 1990 until February 1994, he was employed by Smith Barney Shearson, holding the position of Senior Managing Director and Manager of the Convertible Bond Department. He is a Director of Reptron Electronics, Inc. and a member of its Audit Committee.

Samuel Rubinovitz was Executive Vice President of EG&G, Inc., a diversified manufacturer of instruments and components, from April 1989 until his retirement in January 1994. He is also a Director of LTX Corporation and a member of its Audit Committee; and a Director of Kronos, Inc. and a member of its Compensation Committee.

Executive officers are elected annually at the time of the annual stockholders meeting and serve until their respective resignation, death, or removal.

The Board has determined that Messrs. Allen, Bouyer, Hodes, Ketelaars, Peterson, Purkey and Rubinovitz are independent as defined by NASD rules. All members of the Audit, Compensation and Nominating committees, respectively, are independent within the applicable SEC and NASD rules for members of such committees.

Directors’ Compensation

DIRECTOR COMPENSATION TABLE

Name of Director	Fees Earned or Paid in Cash ($) (1)	Option Awards ($) (2)		All Other Compensation ($) (3)	Total ($)
Edward J. Richardson	$—	$—		$—	$—
Arnold R. Allen	16,000	21,750		14,000	51,750
Jacques Bouyer	18,500	21,750		—	40,250
Scott Hodes	17,500	21,750		—	39,250
Bruce W. Johnson	—	—	(4)	—	—
Ad Ketelaars	15,000	21,750		—	36,750
John R. Peterson	28,000	21,750		—	49,750
Harold L. Purkey	21,500	21,750		—	43,250
Samuel Rubinovitz	25,500	21,750		—	47,250

(1)	The amounts in this column represent the amount of cash compensation earned in fiscal 2007 for Board and committee service.
(2)	Directors receive an annual grant of 5,000 options starting on the fifth anniversary of being elected to the Board. The options fully vest on the date of grant. The amounts in this column represent the dollar amount recognized for financial statement reporting purposes with respect to fiscal 2007 for the fair value of stock options granted to each director in fiscal 2007, in accordance with SFAS 123(R)—see Note (4) for exception. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The amounts in this column reflect our accounting expense for these awards and do not correspond to the actual value that will be recognized by each director. For the relevant assumptions used in determining the fair value of stock option awards, refer to Note A, “Stock-Based Compensation,” in the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on August 16, 2007.
(3)	Mr. Allen has been a management consultant to us and presently provides management consultant services to us. The amount in this column represents the amount of cash compensation earned in fiscal 2007 by Mr. Allen for these services.
(4)	Mr. Johnson was an employee and a director during fiscal 2007. Mr. Johnson was granted stock option awards prior to fiscal 2007 as an employee. Mr. Johnson did not receive a stock option grant in fiscal 2007 as either an employee or a director. The dollar amount recognized for financial statement purposes with respect to fiscal 2007 for Mr. Johnson’s stock option grants in prior fiscal years was $19,818. This amount reflects our accounting expense for Mr. Johnson’s awards and does not correspond to the actual value that will be recognized by Mr. Johnson. For the relevant assumptions used in determining the fair value of stock option awards, refer to Note A, “Stock-Based Compensation,” in the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on August 16, 2007.

Non-Employee Directors (defined as any Director who is not an officer or employee of the Company or any of its subsidiaries or affiliates) receive a quarterly retainer of $3,000 and receive a fee of $500 for each Board or Committee meeting attended in person or by telephone (other than Audit Committee meetings, for which the fee is $1,000), plus travel expenses. The Chairman of the Audit Committee receives an additional quarterly retainer of $1,500.

In addition, upon election to the Board, each current Non-Employee Director (except Mr. Ketelaars and Mr. Allen, who were not eligible at the time each joined the Board) was granted an option to acquire 25,000 shares of Common Stock at an exercise price equal to the fair market value of Common Stock on the date of such grant. Further, pursuant to the Company’s 2006 Stock Option Plan for Non-Employee Directors (“2006 Directors Plan”), any Non-Employee Director who is elected or appointed after October 18, 2005 will be granted a non-qualified stock option to acquire 25,000 shares of the Company’s common stock, which will vest over a 5-year period from the date of grant with 20% of the option shares becoming first exercisable on each anniversary of the grant date. The 2006 Directors Plan was adopted to promote the long-term interests of the Company by attracting and retaining qualified and experienced directors and by providing additional incentive for such directors to work for the success and growth of the Company. In addition to the initial grant, beginning with their 5th anniversary of being appointed or elected to the Board, each non-employee director will receive an annual non-qualified option to purchase 5,000 shares of the Company’s common stock. All such annual options shall be fully vested and exercisable on the date of grant. All options granted pursuant to the 2006 Directors Plan will be at an exercise price equal to the fair market value of the Company’s common stock on the date of grant and will be exercisable for a period of ten years and one month from the date of grant. All option grants under the 2006 Directors Plan will be automatic and non-discretionary, and subject to the terms and conditions set forth in the 2006 Directors Plan.

Since April 1996, each Non-Employee Director (except Mr. Ketelaars and Mr. Allen, who were not eligible until October 2005), has received an annual grant of an option to acquire an additional 5,000 shares of Common

Stock starting on the fifth anniversary of being elected to the Board. These options are fully vested on the date of grant and are exercisable for a period of ten years and one month from the date of the grant at an exercise price equal to the fair market value of Common Stock on the date of such grant.

Upon the termination of a Director because of death, retirement, or removal from the Board within one year after a change of control, options granted to the Non-Employee Directors become fully exercisable with respect to all shares covered thereby and shall remain fully exercisable until the option expires by its terms.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives

The fundamental objectives of the Company’s compensation programs for its named executive officers are to:

•	Attract and retain highly qualified executives by providing total compensation that is internally equitable and externally competitive;

•	Motivate executives by providing performance-based incentives to achieve the Company’s annual financial goals and long term business plans; and

•

Align the interests of executives with those of stockholders by rewarding the Company’s executives for individual and corporate performance measured against the Company’s goals and plans and by granting stock options and other equity-based compensation.

The Compensation Committee reviews and analyzes the Company’s compensation policies, programs and practices annually in light of these objectives and the Company’s financial performance to ensure that the Company’s compensation practices are appropriately configured to achieve these three objectives.

Establishing Executive Compensation

Role of the Compensation Committee. The Compensation Committee is responsible for discharging the responsibilities of the Board with respect to the compensation of executive officers. Its role is to review and approve the Company’s compensation programs, policies and practices with respect to the executive officers. In consultation with the Chief Executive Officer, the Compensation Committee evaluates the performance of the executive officers following the end of each fiscal year of the Company. In connection with their evaluation, the Compensation Committee reviews the recommendation of the Chief Executive Officer and independently consults with the Chief Financial Officer and Chief Human Resources Officer in order to determine the base compensation and annual cash bonus opportunities for the executive officers for the upcoming fiscal year in light of the objectives of the Company’s compensation programs.

Role of the Stock Option Committee. The Stock Option Committee administers the Company’s Incentive Compensation Plan and, in such capacity, determines equity compensation for the Company’s executive officers in the form of awards of stock, restricted stock and stock options pursuant to the Incentive Compensation Plan. The Stock Option Committee is currently composed of two directors, both of whom also serve on the Compensation Committee. Accordingly, the Stock Option Committee is fully aware of the Compensation Committee’s objectives with respect to the Company’s compensation programs, the amount of cash compensation that the Compensation Committee has determined for the executive officers, and the reasons for Compensation Committee’s determinations, and the Stock Option Committee determines equity compensation for the executive officers in light of this information to support the objectives of the Company’s compensation programs.

Role of the Chief Executive Officer. The Chief Executive Officer assists the Compensation and Stock Option Committees in reaching compensation decisions by developing recommended compensation for the executive officers other than himself. The Chief Executive Officer meets with each executive officer formally on an annual basis, corresponding with the executive officer’s original date of hire, to review past performance and to discuss performance objectives for the following year.

In connection with developing his recommendations for executive officer compensation, the Chief Executive Officer consults with the Chief Financial Officer with respect to the financial performance of the Company and with the Company’s Chief Human Resources Officer with respect to the compensation for the

Company’s non-executive officer employees and the compensation of executive officers at companies with whom the Company competes for executive talent. The Chief Executive Officer consults with these officers to ensure that his recommendations for executive officer compensation will achieve the Company’s annual financial goals and long term business plans, be internally equitable and externally competitive.

The Chief Human Resources Officer bases his opinion of competitive compensation on personal knowledge, publicly available information and informal surveys of other human resource professionals. The Chief Human Resources Officer does not analyze executive compensation at any group of peer companies or prepare a written report setting forth his opinion of competitive compensation. With respect to fiscal 2007, the Chief Human Resources Officer also reviewed the report of the Company’s compensation consultant with respect to competitive compensation, as further described below.

The Chief Executive Officer may also consult informally with members of the Compensation Committee prior to presenting his recommendations to the Committee for their review and discussion to ensure that his recommendations will best reflect the compensation objectives of the Company.

Role of Employment Agreements. The Company considers employment agreements to be an important part of recruiting and retaining qualified executive officers. All of the named executive officers other than Mr. Richardson have entered into employment agreements with the Company. The Company’s employment agreements with the named executive officers establish the named executive officers’ initial base compensation and on-going annual cash bonus opportunity as a percentage of base compensation. These employment agreements are described in further detail on page 69. Due to his substantial equity stake in the Company, the Compensation Committee does not believe that an employment agreement with Mr. Richardson is necessary to achieve the retention goals served by the Company’s employment agreements with its other named executive officers.

Role of Compensation Consultants. The Company and the Compensation and Stock Option Committees have not historically relied upon the advice of compensation consultants in determining named executive officer compensation. Instead, as described above, the Chief Human Resources Officer advises the Chief Executive Officer and the Compensation Committee regarding competitive executive compensation based on his personal knowledge, publicly available information and informal surveys of other human resource professionals.

In fiscal 2007, the Company engaged Pearl Meyer & Partners (PM&P) to prepare a report comparing target cash compensation for key sales positions at the Company to local market practice for actual cash compensation. The report did not cover any named executive officer, but in connection with this report the Chief Human Resources Officer requested that PM&P also prepare a preliminary, summary report comparing the compensation for key corporate positions, including all of the named executive officers other than Mr. Richardson, to practices in the Company’s competitive labor markets. To prepare this latter report, PM&P obtained market data for companies in the electrical equipment, electronics, telecommunications equipment and related industries from its proprietary database and from third-party compensation surveys, including Watson Wyatt Top Management Report and William Mercer Executive Compensation Report. PM&P was unable to disclose to the Company the companies whose data was included in these surveys as that information is proprietary to PM&P and the third parties.

PM&P’s report compared compensation practices at the Company to practices at the comparative companies for (i) total compensation mix, (ii) base salary, (iii) total cash compensation (base salary plus annual incentive compensation) and (iv) total compensation (base salary plus annual incentive compensation plus long-term incentives). The PM&P report presented a comparison of total compensation (including a breakdown of base salary, annual incentive compensation and long-term incentive compensation) for each named executive officer, along with data for the 25th percentile, median and 75th percentile for counterpart officers at the comparative companies.

Determining Executive Compensation for Fiscal 2007

As in prior years, during fiscal 2007 the Compensation Committee engaged in its annual review of the Company’s executive compensation with the goal of ensuring the appropriate combination of fixed compensation and variable compensation linked to Company and individual performance. The Compensation Committee targeted compensation for each named executive officer at the 50th percentile of the compensation of similarly positioned executives. The Compensation Committee considered the recommendations and advice the Company’s Chief Executive Officer and independently consulted with the Chief Financial Officer and the Chief Human Resources Officer. Additionally, the Compensation Committee reviewed the summary report of PM&P which noted that the compensation of the Company’s named executive officers were at or below the 50th percentile of counterpart officers at comparative companies.

Elements of Executive Compensation

Most of the Company’s compensation elements fulfill one or more of its compensation objectives. The elements of total compensation for the Company’s named executive officers are:

•	base compensation;

•	annual cash bonus compensation;

•	equity-based compensation;

•	profit sharing and 401(k) plans;

•	employee stock ownership plan; and

•	perquisites.

Base Compensation.

The Compensation Committee alone determines the Chief Executive Officer’s base compensation. In 1983, the Compensation Committee set Mr. Richardson’s base compensation at $250,000 and determined that his base compensation would adjust each year thereafter for costs of living increases. On an annual basis since 1983, the Compensation Committee has reaffirmed this resolution and approved a cost of living adjustment for Mr. Richardson. Mr. Richardson’s cost of living adjustment approved by the Compensation Committee in recent fiscal years has been equal to the budgeted increase in compensation for the Company’s U.S. employees. In fiscal 2007, this amounted to a 3.6% increase in Mr. Richardson’s base compensation. Accordingly, Mr. Richardson’s base compensation at the end of fiscal 2007 was $503,869, representing a 3.6% increase over his base compensation at the end of fiscal 2006 of $486,360. In each of fiscal 2006 and fiscal 2005 Mr. Richardson’s annual increase in base compensation was 3.5%.

The amount of base compensation for each of the other named executive officers is initially set in the named executive officer’s employment agreement. This initial amount is set to attract talented executive officers to the Company and is recommended by the Chief Executive Officer and approved by the Compensation Committee. Thereafter, each of the named executive officer’s base compensation is reviewed annually by the Chief Executive Officer and the Compensation Committee.

In determining appropriate levels of base compensation for the named executive officers other than the Chief Executive Officer, the Chief Executive Officer develops specific recommendations to review with the Compensation Committee. The Chief Executive Officer considers the named executive officer’s individual performance and consults with the Chief Financial Officer with respect to the financial performance of the Company and with the Company’s Chief Human Resources Officer with respect to determining base compensation that is internally equitable and externally competitive. The Compensation Committee annually reviews the recommendations of the Chief Executive Officer and independently consults with the Chief Financial Officer and the Chief Human Resources Officer.

For fiscal 2007, the Compensation Committee considered two types of potential increases to the base compensation of the named executive officers: (1) “merit increases” based upon the named executive officer’s individual performance, and (2) “market adjustments” based upon the Committee’s opinion of the base compensation for similar executives. The Compensation Committee approved 5% merit increases for each of the named executive officers other than Mr. Richardson, whose increase in base compensation is described above, and Mr. Peloquin. The Compensation Committee approved a market adjustment for Mr. Peloquin because the Committee determined that his base compensation for fiscal 2006 was well below the median range of similar executives.

The following table lists the base compensation set by the Compensation Committee for each the named executive officers in fiscal 2007, along with their base compensation set by the Compensation Committee in fiscal 2006.

Base Compensation

	FY 2007(1)	FY 2006(2)	FY07 vs. FY06
Mr. Richardson	$503,869	$486,360	3.5%
Mr. DeNeve	$262,500	$250,000	5%
Mr. Peloquin	$250,000	$220,500	13.4%
Ms. Diddell	$202,020	$192,400	5%
Mr. Gilmartin	$193,058	$183,855	5%
Mr. Grill	$205,504	$205,504	0%

(1)	As of the end of fiscal 2007.
(2)	As of the end of fiscal 2006.

Because base compensation for the named executive officers is determined annually in connection with each named executive officer’s original date of hire and not as of the beginning of the Company’s fiscal year, the amounts of salary reported in the Summary Compensation Table on p. 66 for the named executive officers do not correspond to their base compensation as set by the Compensation Committee but to the amounts of base compensation actually received by them in the fiscal year.

Annual Cash Bonus Compensation.

The Compensation Committee awards an annual cash incentive bonus to the Chief Executive Officer if the Company achieves profitability in the fiscal year. The Compensation Committee believes that rewarding the Chief Executive Officer based on the Company’s profitability provides the appropriate incentive to him to contribute to the financial success of the Company. In accordance with this objective, Mr. Richardson is eligible to receive an annual cash incentive bonus equal to 2% of the Company’s annual net income after taxes in each fiscal year, determined in accordance with generally accepted accounting principles. To the extent that the Company does not have positive net income after taxes in a given fiscal year, Mr. Richardson does not receive a bonus. Mr. Richardson is not eligible to participate in any of the Company’s other incentive compensation or bonus plans. This bonus arrangement was originally established by a resolution of the Board of Directors in 1983, and has been subject to annual renewal by the Board since its adoption. In this year’s proxy statement, the Company’s stockholders are being asked to vote on a proposal to adopt this arrangement in a formal compensation plan which, if approved, will be known as the “Edward J. Richardson Incentive Compensation Plan.” The Compensation Committee would be responsible for administering this plan.

Pursuant to the terms of Mr. Richardson’s bonus, the Compensation Committee approved a bonus payment to Mr. Richardson for fiscal 2007 of $813,572.12, which is equal to 2% of $40,678,606, the Company’s net income for fiscal year 2007. Of this amount, the Company paid $400,000 to Mr. Richardson on August 10, 2007. The remainder of the bonus amount due will be paid to Mr. Richardson at a time mutually agreed by Mr. Richardson and the Company, which date the Company currently expects to be during the second quarter of fiscal year 2008.

The Company relies on performance-based cash bonuses under the Company’s annual incentive compensation plan to reward the Company’s other named executive officers for the Company’s achievement of its annual operating plan and budget. The Compensation Committee believes tying the Company’s annual cash bonus compensation for executive officers primarily to financial metrics provides the appropriate incentive to the executive officers to contribute to the financial success of the Company.

The target cash bonus awards granted to the named executive officers under the Company’s annual incentive compensation plan are expressed as a percentage of their base compensation, which excludes car allowance, bonus, equity awards and perquisites, with the percentage for each named executive officer being set in the executive officer’s employment agreement with the Company. For fiscal 2007, all named executive officers had target cash bonus awards of 50% of their base compensation.

During fiscal 2007, named executive officers who were responsible for managing one of the Company’s strategic business units, whom the Company refers to as “SBU heads”, were eligible for annual cash bonuses under the annual incentive compensation plan only to the extent the Company and their strategic business unit achieved certain financial performance. Of the named executive officers, Mr. Peloquin and Ms. Diddell were SBU heads in fiscal 2007. The financial metrics used to determine the annual cash bonuses to SBU heads consisted of the following:

•	Company Earnings Per Share;

•	Product Margin Dollars generated by their strategic business unit;

•	Return on Assets measured for their strategic business unit; and

•	Direct Operating Contribution produced by their strategic business unit.

The Compensation Committee approved each of the targets for these financial metrics at the beginning of the fiscal year. Cash bonuses were based 20% on the achievement of the earning per share target, 30% on the achievement of the Product Margin Dollars target, 30% on the achievement of the Return on Assets target, and 20% on the achievement of the Direct Operating Contribution target.

Pursuant to the annual incentive compensation plan, earnings per share was measured as of the end of each of the Company’s first three fiscal quarters in fiscal 2007 on a year to date basis and again at the end of the fiscal year. Cash bonus payments were made to the SBU heads at the end of each of the first three fiscal quarters to the extent that the earnings per share performance of the Company against the target on a year to date basis was met. The Company measured earnings per share again at the end of the fiscal year on a fiscal year basis to determine the actual achievement of earnings per share and, if necessary, a final true-up payment would be made to the SBU heads to the extent the target had been met but the full bonus opportunity not yet paid. However, there is no claw-back, meaning that if the final calculation of achievement of the earnings per share target indicated that the bonus payments previously paid to the SBU head on a quarterly basis exceeded the amount that would have been payable on a fiscal year basis, then the SBU head was not required to return any amount to the Company.

Similarly, the Return on Assets and Direct Operating Contribution targets were measured on a quarterly basis with respect to achievement of the targets for the quarter, and bonus awards were made quarterly to the SBU heads to the extent that the strategic business unit had achieved the targets for that quarter. A final calculation was made at the end of the of the fiscal year with a true-up payment made to the SBU head if the final calculation indicated additional bonus payments were due, but there was no claw-back if the final calculation indicated that the final bonus payment should have been less than the amounts previously paid.

Finally, the Product Margin targets were measured on a monthly basis with respect to achievement of the targets for the month, and bonus awards were made to the SBU heads monthly to the extent that the strategic business unit had achieved the target for that month. Again, true-up payments were made at the end of the fiscal year, and the plan provided for no claw-back of previous payments.

During fiscal 2007, named executive officers who did not manage a strategic business unit, whom the Company refers to as “corporate executive officers,” were eligible for annual cash bonuses based 50% on the Company’s earnings per share and 50% on the corporate executive officer’s personal performance as evaluated by the Chief Executive Officer and approved by the Compensation Committee. Of the named executive officers, Messrs. DeNeve, Gilmartin and Grill were corporate executive officers in fiscal 2007.

Bonus payments with respect to Company earnings per share were measured and paid to the corporate executive officers in the same manner as described above with respect to the SBU heads. Bonus payments with respect to personal performance of the corporate executive officers were paid at the end of the first three fiscal quarters in an amount equal to 1/3rd of 1/4th of the total bonus opportunity related to personal performance. At the end of the fiscal year, the Company calculated the final bonus award based on the corporate executive officer’s personal performance achievement, and a final true-up payment was made to the corporate executive officers. Previous payments were not subject to any claw-back. In determining the achievement of personal performance by the corporate executive officers, the Chief Executive Officer does not adhere to rigid formulas, but instead evaluates each named executive officers contributions to Company in the context of the Company’s overall performance. The Compensation Committee reviews and approves the Chief Executive Officer’s evaluation of each of the corporate executive officer for purposes of determining their annual cash incentive award.

The table below sets forth the bonus targets and percentage achievement for each of the named executive officers for fiscal 2007.

Fiscal 2007 Incentive Targets and Actual Performance(1)

	SBU Heads		Corporate Executive Officers
	Peloquin	Diddell	DeNeve	Gilmartin	Grill
Earnings Per Share (2)
Target EPS	$1.55	$1.55	$1.55	$1.55	$1.55
Actual EPS	$0.32	$0.32	$0.32	$0.32	$0.32
% Achievement	20.6%	20.6%	20.6%	20.6%	20.6%
Product Margin (3)
Target Product Margin	$94,152	$36,969	N/A	N/A	N/A
Actual Product Margin	$91,633	$30,516	N/A	N/A	N/A
% Achievement	97.3%	82.5%	N/A	N/A	N/A
Return on Assets (ROA) (4)
Target ROA	45.60%	51.36%	N/A	N/A	N/A
Actual ROA	36.82%	40.62%	N/A	N/A	N/A
% Achievement	80.75%	79.09%	N/A	N/A	N/A
Direct Operating Contribution (DOC) (5)
Target DOC	$53,469	$10,451	N/A	N/A	N/A
Actual DOC	$48,650	$6,559	N/A	N/A	N/A
% Achievement	91.0%	62.8%	N/A	N/A	N/A
Personal Performance
% Achievement	N/A	N/A	100%	90%	100%
Total Bonus
Total Bonus Opportunity	$108,944	$100,622	$130,890	$96,082	$102,752
% Achievement	77.0%	68.5%	63.5%	58.6%	64.2%
Total Bonus Earned	$83,836	$68,975	$83,177	$56,305	$65,940

(1)	Dollar amounts in thousands, except Total Bonus Opportunity and Total Bonus Earned.
(2)	Earnings Per Share is a GAAP measurement, but Earnings Per Share in this calculation excludes certain extraordinary items at the discretion of the Company, including the gain on the sale of Burtek/SSD, gains on the sale of buildings, and charges for the extinguishment of debt, restructuring expense, and stock option expense.
(3)

Product Margin is a non-GAAP measurement, which the Company defines for bonus purposes as direct product margin (product sales less direct product cost), not including inventory overstock charges, customer returns, scrap and cycle count adjustments, engineering costs, manufacturing absorption, purchase price variance and certain freight provisions.
(4)	Return on Assets is a non-GAAP measurement, which the Company defines for bonus purposes as Direct Operating Contribution divided by ending inventory.
(5)	Direct Operating Contribution is a non-GAAP measurement, which the Company defined for bonus purposes as gross margin less product management and direct selling expenses.

In addition to annual cash bonuses awarded under the Company’s annual incentive compensation plan, the Compensation Committee may award any executive officer a special cash bonus. Upon recommendation by the Chief Executive Officer, the Compensation Committee reviews the performance of executive officers and reserves awards of special cash bonuses to executive officers whose service to the Company has been exemplary and has significantly contributed to the financial performance of the Company. During fiscal year 2007, the Compensation Committee awarded special cash bonuses to Ms. Diddell and approximately 10 non-executive officer employees to reward them for their exemplary performance in connection with the successful sale of the SSD/Burtek business unit. Ms. Diddell’s special bonus was in the amount of $404,040, which equaled two times her then current annual salary of $202,020.

The Compensation Committee, in the course of evaluating the Company’s bonus programs, has determined that the Company’s financial performance could be improved by adding a bonus element that emphasizes metrics relating to cash flow. During the second fiscal quarter of 2007, the Compensation Committee proposed a new incentive compensation plan for certain of the Company’s officers. This plan, known as the Cash Flow Incentive Plan, was aimed at achieving pre-determined cash flow objectives. The plan was intended to supplement the existing annual incentive compensation plan and became effective on November 4, 2006 and expired on June 2, 2007. Participants in the Cash Flow Incentive Plan for fiscal 2007 included Messrs. DeNeve and Peloquin and Ms. Diddell, as well as the heads of the Company’s other two strategic business units and two key supply chain officers. Each officer was given an incentive opportunity equal to 25% of his or her base salary, which would be paid as a cash bonus based on: (1) overall debt reduction of 10% from the first quarter of fiscal 2007, and (2) gross inventory reduction of 10% from the first quarter of fiscal 2007. The gross inventory reduction was measured on a company-wide basis for Mr. DeNeve and the two supply chain officers, and on a business unit level for Mr. Peloquin, Ms. Diddell and the other SBU heads. The Company measured performances against these objectives on a quarterly basis (i.e., at the end of the second, third and fourth quarters for both debt and inventory). The achievement percentage was based on the average actual reduction to target for both debt and inventory, and incentives were paid only if the average of the combined achievement percentages for both inventory and debt reduction was greater than 50%. The debt and inventory targets for Ms. Diddell were met in the second quarter of fiscal 2007. Ms. Diddell’s overall target achievement was 61.6%, and she received $2,590. Neither the debt nor the inventory reduction targets were met for the second, third or fourth quarters of fiscal 2007 for the other named executive officers, and consequently no incentives were paid to the other named executive officers.

The Compensation Committee is currently in the process of evaluating the Cash Flow Incentive Plan and developing a new plan based on improvements in the Company’s free cash flow. By emphasizing cash flow, the Company intends to focus the attention of the named executive officers on cost reduction, product margins and inventory management, with a goal of increasing Company earnings.

Equity Based Compensation.

The Company’s 2001 Incentive Compensation Plan provides for grants of cash, stock, and options to purchase the Company’s common stock to the Company’s executive officers, other than the Chief Executive Officer, to encourage them to focus on long-term Company performance. The Stock Option Committee ordinarily makes grants of options to purchase common stock under the Incentive Compensation Plan, although it has granted awards of common stock and awards of restricted common stock. The Stock Option Committee has never granted a cash bonus award under the 2001 Incentive Compensation Plan.

Consistent with the Company’s policy of providing a total compensation package that includes equity based components, the Stock Option Committee makes periodic decisions (normally on an annual basis) regarding appropriate equity grants based on the Company’s achievement of its financial and strategic goals and the participants’ individual performance, based on recommendations from the Company’s Chief Executive Officer. The Stock Option Committee has the discretion to determine whether equity awards will be granted to the named executive officers and, if so, the number of shares subject to each award.

The Chief Executive Officer submits to the Stock Option Committee on at least an annual basis his recommendation for the amount and type of equity to grant to each named executive officer. In determining whether to approve or adjust the recommended grants, the Stock Option Committee considers the Company’s financial performance in the prior fiscal year, the executives’ level of responsibility, historical award data and the Chief Human Resources Officer’s opinion regarding the equity compensation granted to executive officers at companies with which the Company competes for executive talent. The Stock Option Committee does not assign a specific weight to any of these factors, but rather these factors are evaluated on an aggregate and qualitative basis.

When awarded, stock options are granted at the fair market value of the Company’s common stock on the date of the grant. Under the terms of the Incentive Compensation Plan, the fair market value of the stock is the closing sales price of the stock on the date of grant. The Company’s stock options, therefore, have value only if the stock price appreciates following the date the options are granted. Stock option awards vest over a five- year period with 20% of the stock option grant becoming exercisable 12 months after the date of grant. The remaining options vest and are exercisable in 20% increments over the next four years. The Stock Option Committee believes that this vesting schedule encourages long-term executive officer retention.

Each of the named executive officers other than the Chief Executive Officer received a grant of options to purchase the Company’s common stock under the Incentive Compensation Plan in fiscal 2007, as reported in the table for Grants of Plan-Based Awards on p. 67. Mr. DeNeve was granted options to purchase 15,000 shares of stock; Mr. Peloquin was granted options to purchase 15,000 shares of stock; Ms. Diddell was granted options to purchase 10,000 shares of stock; and each of Mr. Gilmartin and Mr. Grill were granted options to purchase 7,500 shares of stock. As described above, the number of options granted to each named executive officer was determined by the Stock Option Committee based on several factors and their judgment as to the grant level that would best achieve the Company’s compensation objectives with respect to each named executive officer.

The option awards in fiscal 2007 reflected the Stock Option Committee’s award of stock options to the named executive officers with respect to their performance in fiscal 2006. Grants based on performance in fiscal 2007 will be determined at a meeting of the Stock Option Committee to be held in October 2007 in connection with the annual meeting of stockholders.

Employees Stock Ownership Plan (ESOP).

The Company maintains an ESOP to provide a vehicle for employee ownership of the Company’s common stock. The Company does not view the ESOP as an important part of the compensation of its named executive officers. On an annual basis, the Board considers making a discretionary contribution to the ESOP if the Company has been profitable. No contribution is made for any fiscal year in which the Company has no profits. All contributions are made in the form of the Company’s common stock and allotted pro rata to participants in the plan based on the participant’s fiscal year compensation (base compensation and annual cash bonus), up to a maximum compensation level of $220,000. The Board authorized a Company discretionary contribution of $500,000 to the ESOP for fiscal 2007 to share the gains from the sale of the SSD/Burtek in May 2007 with the participants in the ESOP. Based on the common stock’s fair market value as of the Board authorization date of the contribution of $8.85 per share, 56,497 treasury shares were issued to the ESOP and allocated to the participants.

All of the named executive officers, including the Chief Executive Officer, are participants in the ESOP. The value of stock allocated to each of the named executive officers under the ESOP for fiscal 2007 was less than $10,000.

Contributions to the ESOP, when made, vest beginning after two years of service in 20% increments until the participant is 100% vested after six years. The Company believes this vesting schedule encourages long-term employee retention.

Profit Sharing/401(k) Plan.

The Company offers retirement benefits to its employees, including all of the named executive officers, through a tax-qualified Profit Sharing/401(k) Plan which is a defined contribution plan designed to accumulate retirement funds for participating employees through individual and company contributions. Participants are provided the opportunity to make salary reduction contributions to the plan on a pre-tax basis. The Company matches 50% of the first 4% of salary contributed by participants. All Company contributions and matching contributions are in the form of cash.

Under the Plan, the Board may make discretionary contributions to the Plan to be allocated pro rata among the participants. The Board evaluates the Company’s performance following each fiscal year and determines, based on a qualitative assessment with consideration of whether the company achieved its performance objectives, whether and in what amount the Company should contribute to the plan. No contribution is made if the Company had no profits for the fiscal year. In fiscal 2007, the Board elected not to make a discretionary contribution the Profit Sharing/401(k) Plan because the Board did not believe that the Company’s financial performance warranted a Company contribution to both the ESOP and the Profit Sharing/401(k) Plan.

Contributions to the Profit Sharing Plan, when made, vest beginning after two years of service in 20% increments until the participant is 100% vested after six years. The Company believes this vesting schedule encourages long-term employee retention.

Perquisites. The Company offers a very limited array of perquisites to its named executive officers, which include a company car allowance and annual physical examination. The perquisites provided to each named executive officer in fiscal year 2007 totaled less than $15,000 and less than 10% of total annual salary and bonus reported for each named executive officer. The Company believes that these certain limited perquisites are an important element of compensation for attracting and retaining high caliber executive officers, but that perquisites are not the most effective means of achieving the Company’s compensation objectives.

Compensation for Non-employee Directors in Fiscal 2007

Non-management directors’ compensation is set by the Board and is guided by the following goals: compensation should fairly pay directors for work required; compensation should align directors’ interests with the long-term interest of stockholders; and the structure of the compensation should be simple, transparent and easy for stockholders to understand. The compensation of non-management directors in fiscal 2007 is described on page 54.

The following table sets forth the annual and long-term compensation for our Chief Executive Officer, Chief Financial Officer, and the three highest paid executive officers as well as one additional individual who would have been among the three highest paid executive officers but for the fact that he was not serving as an executive officer at the end of fiscal 2007 (named executive officers):

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)		Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Edward J. Richardson	2007	$494,778	$—		$—		$—	$813,572	$30,282	$1,338,632
Chairman of the Board, President and Chief Executive Officer

David J. DeNeve	2007	261,778	—		—		25,037	83,177	26,775	396,767
Former Senior Vice President and Chief Financial Officer (6)

Gregory J. Peloquin	2007	221,270	—		—		18,527	83,836	26,793	350,426
Executive Vice President and General Manager, RF, Wireless & Power Division

Wendy S. Diddell	2007	200,910	404,040	(4)	—		31,757	68,975	26,793	732,475
Executive Vice President, Corporate Development

David J. Gilmartin	2007	192,164	—		2,940	(5)	5,244	56,305	27,102	283,755
Former Vice President, General Counsel and Secretary (7)

Joseph C. Grill	2007	205,504	—		—		5,546	65,940	28,030	305,020
Former Senior Vice President, Human Resources (8)

(1)	The amounts in this column represent the dollar amount recognized for financial statement reporting purposes with respect to fiscal 2007 for the fair value of stock options granted to each named executive officer in fiscal 2007, as well as prior fiscal years, in accordance with SFAS 123(R). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The amounts in this column reflect our accounting expense for these awards and do not correspond to the actual value that will be recognized by each named executive officer. For the relevant assumptions used in determining the fair value of stock option awards, refer to Note A, “Stock-Based Compensation,” in the Notes to the Consolidated Financial Statements included in our Annual Report of Form 10-K filed with the SEC on August 16, 2007.
(2)	Mr. Richardson receives a bonus of 2% of our after tax profit. Mr. DeNeve’s, Mr. Gilmartin’s and Mr. Grill’s non equity incentives are based 50% upon targeted levels of our earnings and 50% upon individual performance of established personal goals and criteria. Mr. Peloquin’s and Ms. Diddell’s non equity incentives are based 80% upon specific business unit actual financial results versus budgeted financial goals and 20% upon targeted levels of our earnings.

(3)	The following descriptions identifies the elements of “All Other Compensation” and quantifies those elements that exceed $10,000 in value. The compensation for each named executive officer includes, (1) $12,000 for an annual car allowance, (2) matching contributions made to the 401(k) savings plan on behalf of each named executive officer, (3) imputed income related to each named executive officer’s group term life insurance in excess of a $50,000 death benefit, (4) credit dollars related to health benefits (IRC Section 125), (5) amounts paid by us for a physical examination for each named executive officer, and (6) value of stock allocated to the named executive officer’s employee stock ownership account using the fair market value of our stock at June 2, 2007, or $9.70 per share.
(4)	In addition to the annual incentives discussed in footnote (2), Ms. Diddell received a bonus of $404,040 related to the successful completion of the Company’s sale of SSD/Burtek in fiscal 2007.
(5)	The restricted stock granted to Mr. Gilmartin on July 6, 2004 vests in five equal annual installments, commencing one year from the date of grant. The amount represents the accounting expense recorded by the Company in fiscal 2007 related to the service-based vesting of the restricted stock grant.
(6)	Mr. DeNeve was Senior Vice President and Chief Financial Officer for the entire fiscal year 2007. Mr. DeNeve subsequently resigned from his employment with us, and terminated his employment on June 22, 2007.
(7)	Mr. Gilmartin was Vice President, General Counsel and Secretary for the entire fiscal year 2007. Mr. Gilmartin’s ceased serving as Vice President, General Counsel and Secretary on July 20, 2007.
(8)	Mr. Grill was Senior Vice President, Human Resources until his employment with us terminated on June 1, 2007.

Stock Option Awards

The following table summarizes options granted during fiscal year 2007 to the named executive officers at fiscal year end.

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)(1)	Grant Date Fair Value of Option Awards ($)(2)
Edward J. Richardson	—	—	$—	$—
David J. DeNeve	10/17/2006	15,000	8.580	58,200
Gregory J. Peloquin	10/17/2006	15,000	8.580	58,200
Wendy S. Diddell	10/17/2006	10,000	8.580	38,800
David J. Gilmartin	10/17/2006	7,500	8.580	29,100
Joseph C. Grill	10/17/2006	7,500	8.580	29,100

(1)	The exercise price of the stock option awards is equal to the same day’s closing price of our common stock as reported on The NASDAQ Global Market.
(2)	The amounts in this column represent the full grant date fair value of stock option awards under SFAS 123(R) granted to the named executive officers in fiscal 2007. Generally, the full grant date fair value of stock option awards is the amount that the Company would expense in our financial statements over the award’s vesting schedule. The fair value of stock option awards granted in fiscal 2007 for the named executive officers is calculated using the Black Scholes value on the grant date of $3.88. The amounts in this column reflect our accounting expense for these awards and do not correspond to the actual value that will be recognized by each named executive officer. For the relevant assumptions used in determining the fair value of stock option awards, refer to Note A, “Stock-Based Compensation,” in the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on August 16, 2007.

The Stock Option Committee granted stock options to the Executive Officers at a previously scheduled meeting, which was held on October 17, 2006, the same dated on which they granted stock awards to our other employees. In accordance with the terms of the options, options granted become exercisable in annual increments of 20%, commencing one year from the date of grant. Options granted are exercisable for a period of up to ten years from the date of grant and terminate upon the optionee’s termination of employment with us, except under certain circumstances.

The following table summarizes outstanding equity awards as of the end of fiscal 2007 for the named executive officers.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Options Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)(1)	Number of Securities Underlying Unexercised Options Unexercisable (#)(1)	Option Exercise Price ($)	Option Expiration Date(2)	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
Edward J. Richardson	—	—	$—	—	—		$—
David J. DeNeve	6,000	24,000	7.99	6/20/2015	—		—
	—	15,000	8.58	10/17/2016	—		—
Gregory J. Peloquin	16,000	—	6.88	10/26/2009	—		—
	15,000	—	13.81	9/14/2010
	15,000	—	7.06	9/21/2011
	2,742	4,113	7.75	9/10/2014	—		—
	1,415	5,658	8.35	10/19/2015	—		—
	—	15,000	8.58	10/17/2016	—		—
Wendy S. Diddell	15,000	10,000	11.00	6/01/2014	—		—
	1,361	5,442	8.35	10/19/2015
	—	10,000	8.58	10/17/2016
David J. Gilmartin	500	2,000	8.35	10/19/2015	1,124	(4)	10,903
	—	7,500	8.58	10/17/2016
Joseph C. Grill	15,000	—	13.81	9/14/2010	—		—

(1)	Options vest and become exercisable in annual increments of 20%, commencing one year from the date of grant.

The table below provides the grant date for each outstanding equity award at the end of fiscal 2007 and the respective vesting schedule:

Officer	Grant Date	Number of Stock Options Granted	Vesting Period
			Fiscal 2001	Fiscal 2002	Fiscal 2003	Fiscal 2004	Fiscal 2005	Fiscal 2006	Fiscal 2007	Fiscal 2008	Fiscal 2009	Fiscal 2010	Fiscal 2011	Fiscal 2012
David J. DeNeve	6/20/2005	30,000							6,000	6,000	6,000	6,000	6,000
	10/17/2006	15,000								3,000	3,000	3,000	3,000	3,000
Gregory J. Peloquin	11/27/1999	20,000	4,000	4,000	4,000	4,000	4,000
	9/14/2000	15,000		3,000	3,000	3,000	3,000	3,000
	9/21/2001	15,000			3,000	3,000	3,000	3,000	3,000
	9/10/2004	6,855						1,371	1,371	1,371	1,371	1,371
	10/19/2005	7,073							1,415	1,415	1,415	1,415	1,413
	10/17/2006	15,000								3,000	3,000	3,000	3,000	3,000
Wendy S. Diddell	6/01/2004	25,000						5,000	5,000	5,000	5,000	5,000
	10/19/2005	6,803							1,361	1,361	1,361	1,361	1,359
	10/17/2006	10,000								2,000	2,000	2,000	2,000	2,000
David J. Gilmartin	10/19/2005	2,500							500	500	500	500	500
	10/17/2006	7,500								1,500	1,500	1,500	1,500	1,500
Joseph C. Grill	9/14/2000	15,000		3,000	3,000	3,000	3,000	3,000

(2)	The expiration date of each option occurs ten years after the date of grant of each option.
(3)	The market value of unvested restricted stock is based on a closing price of $9.70 per share of our common stock on The NASDAQ Global Market on June 1, 2007, the last trading date before June 2, 2007, the end of our fiscal year.
(4)	The restricted stock granted to Mr. Gilmartin on July 6, 2004 vests in five equal annual installments, commencing one year from the date of grant.

The following table summarizes options exercised during fiscal year 2007 and presents the value realized on vesting for the named executive officers at fiscal year end:

OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Edward J. Richardson	—	$—	—	$—
David J. DeNeve	—	—	—	—
Gregory J. Peloquin	—	—	—	—
Wendy S. Diddell	—	—	—	—
David J. Gilmartin	—	—	281	2,065
Joseph C. Grill	14,660	29,598	—	—

(1)	Represents the difference between the exercise price and the Company’s closing price of our common stock on The NASDAQ Global Market on the date of exercise.
(2)	The value of the restricted stock vested is based on the Company’s closing price of our common stock on The NASDAQ Global Market on the date of vesting.

Employment Agreements

Prior to his departure on June 22, 2007, David J. DeNeve was employed as the Company’s Senior Vice President and Chief Financial Officer under an employment agreement dated June 20, 2005. Under the terms of his employment agreement, Mr. DeNeve received an initial base salary of $250,000, which was reviewed annually, as well as a bonus opportunity of up to 50% of his base salary if annually established performance goals were met. The agreement provided that if the Company terminated Mr. DeNeve’s employment without “cause” (as defined in his employment agreement), the Company would pay Mr. DeNeve an amount equal to his annual salary, auto allowance and bonus for the last twelve-month period prior to termination, payable over the twelve months following termination. Pursuant to the terms of his employment agreement, for one year following his departure, Mr. DeNeve is prohibited from competing against the Company. The agreement was for an indefinite term, during which Mr. DeNeve was employed by the Company on an at-will basis.

Pursuant to the terms of an amendment dated May 31, 2007 to her employment agreement dated June 1, 2004, Wendy Diddell is employed as the Company’s Executive Vice President, Corporate Development. Prior to the date of the amendment, Ms. Diddell had been employed as the Company’s Executive Vice President and General Manager, SSD/Burtek pursuant to the terms of her employment agreement. The employment agreement amendment did not change Ms. Diddell’s compensation arrangement with the Company, pursuant to which she receives a base salary, which was originally $185,000 and is reviewed annually, as well as a bonus opportunity of up to 50% of her base salary if annually established performance goals are met. Pursuant to the terms of her original employment agreement, during her employment term and for one year after termination for any reason, Ms. Diddell is prohibited from competing against the Company. In addition, pursuant to the amendment to her employment agreement, Ms. Diddell agreed for a period of one year from the May 31, 2007 closing of the sale of the Company’s SSD/Burtek strategic business unit (“SSD/Burtek”), to refrain from (i) engaging in any business or enterprise whose primary business is distribution of security equipment in the United States or Canada, and (ii) requesting or advising any customer or supplier of SSD/Burtek prior to its sale, to withdraw, curtail or cancel its business with the Company or the purchaser of SSD/Burtek. Further, pursuant to the terms of the amendment to her employment agreement, Ms. Diddell may terminate her employment with the Company at any time, and upon such a termination, the Company’s obligation to pay Ms. Diddell her compensation and benefits pursuant to her employment agreement shall cease, except that the Company shall be obligated to pay Ms. Diddell her annual base salary (pursuant to the terms thereof) for twelve months following such termination. Ms. Diddell’s employment with the Company continues to be for an indefinite term, during which she is employed on an at-will basis.

Prior to July 20, 2007, David J. Gilmartin was employed as the Company’s Vice President, General Counsel and Secretary under an employment agreement dated June 1, 2004, pursuant to which he received an initial base salary of $170,000, which was reviewed annually, as well as a bonus opportunity of up to 25% of his base salary if annually established performance goals were met. The agreement provided Mr. Gilmartin with the right to one year prior written notice of a termination of his employment without “cause” (as defined in the Employment Agreement). During his employment term and for one year after the termination of his employment, Mr. Gilmartin is prohibited from competing against the Company. The agreement was for an indefinite term, during which Mr. Gilmartin was employed on an at-will basis.

Gregory J. Peloquin is employed as the Company’s Executive Vice President and General Manager of RF, Wireless & Power Division under an employment agreement dated October 21, 1999, pursuant to which he received an initial base salary of $125,000, which is reviewed annually and a bonus opportunity of up to 50% of his base salary if annually established performance goals are met. Pursuant to the terms of his employment agreement, Mr. Peloquin’s employment with the Company may be terminated any time for any reason upon ten days prior written notice to Employee, in which case, the Company shall continue to pay Mr. Peloquin for twelve months, an amount equal to 100% of his then current base salary and 100% of the bonus earned and paid during the twelve months prior to the date of termination. During his employment term and for one year after termination for any reason, Mr. Peloquin is prohibited from competing against the Company. The agreement is for an indefinite term, during which Mr. Peloquin is employed on an at-will basis.

Joseph C. Grill, the Company’s former Senior Vice President, Human Resources entered into a termination agreement and general release (the “Termination Agreement”) on March 5, 2007, under which Mr. Grill’s employment with the Company ceased as of the close of business on June 1, 2007. Mr. Grill’s employment with the Company was not governed by an employment agreement prior to his departure. Pursuant to the terms of the Termination Agreement, (i) Mr. Grill will be entitled to his compensation and benefits, including bonus, as is presently being paid to him by the Company, through June 1, 2007, (ii) the Company agreed to pay Mr. Grill’s COBRA premium for 18 months and to pay Mr. Grill the sum of $10,275.20 on the first day of each month commencing on July 1, 2007 and continuing through December 1, 2009, and (iii) Mr. Grill agreed to remain available to the Company to assist in any human resource or other related issue or question, as requested by the Company until December 1, 2009. The Termination Agreement contains customary mutual releases pursuant to which the Company and Mr. Grill agree to waive certain claims that they may have against one another. The Termination Agreement also contains customary non-competition and non-solicitation provisions, which provisions last for one year from June 1, 2007.

POTENTIAL PAYMENTS UPON TERMINATION OF CHANGE IN CONTROL

Name	Termination With Cause(1)	Termination Due To Disability, Injury or Illness(2)	Termination Due to Death	Termination For Other Reason		Termination By Employee After Material Change		Termination By Employee
Gregory J. Peloquin	$—	$—	$—	$125,000	(3)	$—		$—
Wendy S. Diddell	—	—	—	212,121	(4)	212,121	(5)	212,121	(6)

(1)	Cause shall mean (i) an act or acts of personal dishonesty taken by the employee and intended to result in personal enrichment of the employee, (ii) material violations by the employee of the employee’s obligations or duties under, or any terms of, the employment agreement, which are not remedied in a reasonable period, (iii) any violation by the employee of any of the provisions of the compensation and benefits and non-compete and non-solicitation provisions in the employment agreement, or (iv) employee being charged, indicted or convicted of a felony, any other crime involving moral turpitude, or any violation of law which would impair the ability of the Company to do any business.
(2)	Inability to perform duties due to disability, injury or illness must have existed for a total of 180 consecutive days before termination can be made effective.
(3)	Mr. Peloquin will receive an amount equal to 100% of his then current base salary for a period of six months. Mr. Peloquin will only be entitled to receive his annual bonus for the year such termination occurs prorated and accrued to the date of termination.
(4)	Ms. Diddell will receive an amount equal to 100% of her then current base salary for a period of one year. Ms. Diddell will only be entitled to receive her annual bonus for the year such termination occurs prorated and accrued to the date of termination.
(5)	Material change shall mean (i) any sale or other transfer of all or substantially all of the Company’s assets, (ii) any merger, consolidation, share exchange, tender offer, or other similar transaction involving the Company, unless the surviving entity is under control by the same person(s) or entity(ies) as the Company was prior to the transaction, (iii) any change in control of the Company as a result of a proxy contest or otherwise, or (iv) any plan is approved to liquidate or dissolve the Company. Employee shall have the right to terminate employment at any time within a period of 180 days after any material change. Ms. Diddell will receive an amount equal to 100% of her then current base salary for a period of one year. Ms. Diddell will only be entitled to receive her annual bonus for the year such termination occurs prorated and accrued to the date of termination.
(6)	Ms. Diddell will receive an amount equal to 100% of her then current base salary for a period of one year.

Mr. DeNeve resigned from the Company on June 6, 2007 as our Senior Vice President and Chief Financial Officer, and his last day of employment was June 22, 2007. Mr. DeNeve received payment of $2,109 for accrued vacation, but did not receive any other payments upon his resignation. Mr. DeNeve’s employment agreement with the Company provided that upon (i) termination by the Company for cause, (ii) termination by the Company because of Mr. DeNeve’s disability, injury or illness, (iii) termination as a result of Mr. DeNeve’s death, or (iv) termination by Mr. DeNeve, the Company’s obligation to pay Mr. DeNeve’s salary, auto allowance would cease upon the termination date, and his annual bonus would be prorated and accrued to the date of termination. Had Mr. DeNeve’s employment been terminated as of the last day of fiscal 2007 for any of these reasons, the Company would have been obligated to pay Mr. DeNeve the sum of $49,976, consisting of his fiscal 2007 personal performance bonus. Mr. DeNeve’s employment agreement also provided that if his employment was terminated for any other reason that the Company would be obligated to pay his then current salary, auto allowance and annual bonus earned by him for the twelve-month period ending on the date of termination in equal installments over the period of twelve months after the date of termination. Had Mr. DeNeve’s employment been terminated as of the last day of fiscal 2007 for any other reason, the Company would have been obligated to pay Mr. DeNeve $262,500 for base salary, $12,000 for auto allowance and $80,339 for annual bonus.

Mr. Gilmartin ceased serving as Vice President, General Counsel and Secretary on July 20, 2007. Mr. Gilmartin continues as an employee of the Company, and he will continue to receive his base salary of $16,087 per month, auto allowance of $1,000 per month, and annual bonus (with a target of 50% of his base salary, with half of this amount based on achievement of personal goals and the other half based on the Company’s achievement of its earnings per share goal), until the earlier of his resignation or July 20, 2008. Mr. Gilmartin’s employment agreement with the Company provided that upon (i) termination by the Company for cause, (ii) termination by the Company because of Mr. Gilmartin’s disability, injury or illness, (iii) termination as a result of Mr. Gilmartin’s death, or (iv) termination by Mr. Gilmartin, the Company’s obligation to pay Mr. Gilmartin’s salary auto allowance, and annual bonus would cease upon the termination date and would be prorated and accrued to the date of termination. Had Mr. Gilmartin’s employment been terminated as of the last day of fiscal 2007 for any of these reasons, the Company would have been obligated to pay Mr. Gilmartin the sum of $31,861, consisting of his fiscal 2007 personal performance bonus. Mr. Gilmartin’s employment agreement also provided that if his employment was terminated for any other reason that the Company would be obligated to give Mr. Gilmartin 6 months prior written notice if the notice of termination occurred prior to or on July 1, 2005 or one year prior written notice if the notice of termination occurred after July 1, 2005. Upon notification of Mr. Gilmartin’s termination for any other reason, the Company would be obligated to continue to pay Mr. Gilmartin’s base salary, auto allowance, and annual bonus accrued up to and including the date on which Mr. Gilmartin’s employment would terminate. Had Mr. Gilmartin’s employment been terminated as of the last day of fiscal 2007 for any other reason, the Company would have been obligated to pay Mr. Gilmartin $193,048 for base salary, $12,000 for auto allowance and an annual bonus based on 50% of his salary (where 25% is based on the Company meeting earnings per share goals and 25% is based on Mr. Gilmartin meeting personal performance goals).

Mr. Grill, our Senior Vice President, Human Resources, entered into a termination agreement with the Company on March 5, 2007, under which Mr. Grill’s employment with us ceased as of the close of business on June 1, 2007. The termination agreement provides that Mr. Grill receive the sum of $10,275.20 every month commencing on July 1, 2007 and continuing through December 1, 2009. We also agreed to pay Mr. Grill’s COBRA premium of approximately $1,300 per month for eighteen months. Mr. Grill agreed to remain available to us to assist in any human resource or other related issue or question until December 1, 2009.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee during fiscal 2007 were Messrs. Bouyer, Hodes and Rubinovitz. The members of the Stock Option Committee during fiscal 2007 were Messrs. Bouyer and Rubinovitz. See “Related Party Transactions” below.

Related Party Transactions

Mr. Hodes is a partner in the law firm of Bryan Cave LLP, which firm provided legal services to us in fiscal 2005, 2006 and 2007 and continues to provide legal services to us in fiscal 2008.

Mr. Allen has been a management consultant to us and presently provides management consultant services to us. In fiscal 2007, he received payments of $14,000 from us. We expect to retain Mr. Allen as a management consultant in fiscal 2008.

On December 8, 2006, we purchased $8,000,000 in aggregate principal amount of the notes (the “Whitebox Notes”) from Whitebox Advisors, LLC, and certain of its affiliates (collectively, the “Whitebox Parties”) for the aggregate sum of $8,840,000. At the time of this transaction, the Whitebox Parties were beneficial owners of more than 5% of our common stock. Also as part of this transaction, we paid the Whitebox Parties a fee of 2% of the aggregate principal amount of the Whitebox Notes in exchange for a waiver of all breaches, defaults and events of default with respect to the Whitebox Notes or any of the transaction documents related thereto, which may arise through the date of the sale of the Whitebox Notes.

Pursuant to the Company’s Corporate Code of Conduct, related party transactions must be reviewed and approved by the Board of Directors prior to the Company entering into such transactions.

The Board of Directors did not consider and approve the transactions between the Company and each of Mr. Hodes and Mr. Allen in fiscal 2007 as these are longer-term, ongoing arrangements that the Board of Directors has previously considered or approved.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information, as of August 28, 2007 (except as noted), concerning the beneficial ownership of our common stock and Class B common stock, before and as adjusted to reflect the sale of shares offered by this prospectus, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each person who is known by us to be the beneficial owner of more than 5% of our common stock.

Because Class B common stock is convertible into common stock, the number of shares listed as owned under the common stock column in the table also includes the number of shares listed under the common stock column. Except as otherwise indicated below, each of the entities or persons named in the table has sole voting and investment power with respect to all shares of common stock beneficially owned by him, her or it. To the extent any of the persons listed below sells notes in this offering, the number of shares they will be deemed to own will decrease.

	Number of Shares of Common(1)(2)		Percent of Class Before Offering	Percent of Class After Offering	Number of Shares of Class B Common (3)		Percent of Class Before Offering	Percent of Class After Offering	Percent of Total Voting if Class Voting Not Applicable
									Before Offering (3)	After Offering (3)
Edward J. Richardson	3,058,520	(4)	16.71%	16.71%	3,031,188		99.06%	99.06%	66.14%	66.14%
Arnold R Allen	35,000	(5)	*	*	11,782	(6)	*	*	*	*
Jacques Bouyer	58,250	(7)	*	*	—		*	*	*	*
Scott Hodes	88,424	(8)	*	*	3,712		*	*	*	*
Bruce W. Johnson	4,085	(9)	*	*	—		*	*	*	*
Ad Ketelaars	10,000	(10)	*	*	—		*	*	*	*
John R. Peterson	45,000	(11)	*	*	—		*	*	*	*
Harold L. Purkey	67,000	(12)	*	*	—		*	*	*	*
Samuel Rubinovitz	55,431	(13)	*	*	825		*	*	*	*
David J. DeNeve	16,403	(14)	*	*	—		*	*	*	*
Wendy Diddell	16,653	(15)	*	*	—		*	*	*	*
David J. Gilmartin	4,650	(16)	*	*	—		*	*	*	*
Joseph C. Grill	32,849	(17)	*	*	—		*	*	*	*
Gregory J. Peloquin	54,355	(18)	*	*	—		*	*	*	*
5% Holders:
Royce & Associates, LLC	1,347,978	(19)	9.10%	9.10%	—		*	*	2.98%	2.98%
Wells Fargo & Company	1,667,236	(20)	11.26%	11.26%	—		*	*	3.68%	3.68%
T. Rowe Price Associates, Inc.	1,271,166	(21)	8.27%	8.27%	—		*	*	2.77%	2.77%
Lee Munder Investments, Ltd.	807,110	(22)	5.45%	5.45%	—		*	*	1.78%	1.78%
Buckhead Capital Management	863,225	(23)	5.83%	5.83%	—		*	*	1.91%	1.91%
Dimensional Fund Advisors	867,377	(24)	5.86%	5.86%	—		*	*	1.92%	1.92%
Executive Officers and Directors as a Group (22 persons)	3,625,387	(25)	21.57%	21.57%	3,047,507	(6)	99.59%	99.59%	67.43%	67.43%

(*)	Less than 1%.
(1)	Includes the number of shares listed under the column “Number of Shares of Class B Common.”

(2)	Except as noted, beneficial ownership of each of the shares listed is comprised of either sole investment and sole voting power, or investment power and voting power that is shared with the spouse of the Director or officer, or voting power that is shared with the Trustee of our Employees Stock Ownership Plan (“ESOP”) with respect to shares identified as allocated to the individual’s ESOP account.
(3)	Common Stock is entitled to one vote per share and Class B Common Stock is entitled to ten votes per share. Computation assumes that Class B Common Stock held or subject to acquisition pursuant to stock option is not converted.
(4)	Includes 3,031,188 shares of Common Stock which would be issued upon conversion of Mr. Richardson’s Class B Common Stock, and 27,332 shares of Common Stock allocated to the account of Mr. Richardson under the ESOP. Does not include 21,035 shares of Common Stock held by William G. Seils as custodian for Mr. Richardson’s sons, Alexander and Nicholas, 500 shares of Common Stock held by Alexander, 500 shares of Common Stock held by Nicholas, and 8,897 shares of Common Stock held by Mr. Richardson’s wife, as to which Mr. Richardson disclaims beneficial ownership.
(5)	Includes 21,781 shares of Common Stock to which Mr. Allen holds stock options exercisable within 60 days and an additional 11,782 shares of Common Stock which would be issued upon conversion of 11,782 shares of Class B Common Stock as to which he also holds stock options exercisable within 60 days.
(6)	Includes 11,782 shares of Class B Common Stock as to which Mr. Allen holds stock options exercisable within 60 days.
(7)	Includes 50,000 shares of Common Stock to which Mr. Bouyer holds stock options exercisable within 60 days.
(8)	Includes 3,712 shares of Common Stock which would be issued upon conversion of Mr. Hodes’ Class B Common Stock. Also includes 45,000 shares of Common Stock to which Mr. Hodes holds stock options exercisable within 60 days.
(9)	Includes 2,085 shares of Common Stock allocated to the account of Mr. Johnson under the ESOP.
(10)	Includes 10,000 shares of Common Stock as to which Mr. Ketelaars holds stock options exercisable within 60 days.
(11)	Includes 40,000 shares of Common Stock as to which Mr. Peterson holds stock options exercisable within 60 days.
(12)	Includes 40,000 shares of Common Stock as to which Mr. Purkey holds stock options exercisable within 60 days.
(13)	Includes 825 shares of Common Stock which would be issued upon conversion of Mr. Rubinovitz’ Class B Common Stock. Also includes 50,000 shares of Common Stock as to which Mr. Rubinovitz holds stock options exercisable within 60 days.
(14)	Includes 12,000 shares of Common Stock as to which Mr. DeNeve holds stock options exercisable within 60 days. Also includes 292 shares of Common Stock allocated to the account of Mr. DeNeve under the ESOP.
(15)	Includes 16,361 shares of Common Stock as to which Ms. Diddell holds stock options exercisable within 60 days. Also includes 292 shares of Common Stock allocated to the account of Ms. Diddell under the ESOP.
(16)	Includes 500 shares of Common Stock as to which Mr. Gilmartin holds stock options exercisable within 60 days. Also includes 292 shares of Common Stock allocated to the account of Mr. Gilmartin under the ESOP.
(17)	Includes 31,055 shares of Common Stock as to which Mr. Grill holds stock options exercisable within 60 days. Also includes 1,056 shares of Common Stock allocated to the account of Mr. Grill under the ESOP.
(18)	Includes 51,528 shares of Common Stock as to which Mr. Peloquin holds stock options exercisable within 60 days. Also includes 1,335 shares of Common Stock allocated to the account of Mr. Peloquin under the ESOP.
(19)	Royce & Associates, LLC (“Royce”), a direct wholly-owned subsidiary of Legg Mason, Inc., is an investment advisor having sole power to vote and dispose of these shares. Information disclosed in this table was obtained from a Schedule 13G filed with the SEC on January 24, 2007. The address for Royce is 1414 Avenue of the Americas, New York, NY 10019.
(20)	Includes 1,608,961 shares for which Wells Fargo & Company (“Wells Fargo”) maintains sole voting power and 1,620,236 shares for which Wells Fargo maintains sole dispositive power. Also includes 998,481 shares for which Wells Capital Management Incorporated (“Wells Capital”) maintains voting power and 1,477,306 shares for which Wells Capital maintains sole dispositive power. Information disclosed in this table was obtained from a Schedule 13G filed with the SEC on February 6, 2007. The address for Wells Fargo is 420 Montgomery Street, San Francisco, CA 94104.
(21)	Includes 561,166 shares of Common Stock which would be issued on conversion of our notes. These securities are owned by various individuals and institutional investors including the T. Rowe Price Small Cap Value Fund, Inc. (which owns 710,000 shares, and all of the notes), for which T. Rowe Price Associates, Inc. (“Price Associates”), serves as investment advisor with power to direct investments and/or power to vote the securities. For purposes of the reporting requirements of the Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. Price Associates serves as investment advisor with power to direct investments and/or power to vote a total of 1,271,166 shares. Information disclosed in this table was obtained from a Schedule 13G filed with the SEC on February 14, 2007. The address for Price Associates is 100 East Pratt Street, Baltimore, MD 21202.
(22)	Information disclosed in this table was obtained from a Schedule 13G filed with the SEC on February 5, 2007. The address for Lee Munder Investments, Ltd. is 200 Clarendon Street, T-28, Boston, MA 02116.

(23)	Information disclosed in this table was obtained from a Schedule 13G filed with the SEC on February 2, 2007. The address for Dimensional Fund Advisors LP is 1299 Ocean Avenue, Santa Monica, CA 90401.
(24)	Information disclosed in this table was obtained from a Form 13F filed with the SEC on August 13, 2007. The address for Buckhead Capital Management, LLC is 1545 Peachtree Street NE, Suite 550, Atlanta, GA 30309.
(25)	Does not include 22,035 shares of Common Stock held by certain members of such group as custodians under Uniform Gift to Minors Acts or 8,897 shares of Common Stock held by spouses of member of group. Includes 3,035,725 shares of Common Stock which would be issuable on conversion of Class B Common Stock, 463,806 shares of Common Stock issuable upon options exercisable within 60 days, 11,782 shares of Common Stock which would be issuable on conversion of Class B Common Stock issuable upon options exercisable within 60 days. Includes 45,550 shares of Common Stock held in trust for the benefit of our profit sharing trust and ESOP allocated to the accounts of all executive officers and directors as a group; such shares are ratably forfeitable in the event the officer leaves the employ of the Company prior to completing six years of service.

DESCRIPTION OF THE NOTES

We issued the notes under the indenture dated November 21, 2005 between us, Law Debenture Trust Company as trustee, and J.P. Morgan Trust Company, National Association, as registrar, paying agent and conversion agent. We are summarizing certain important provisions of the notes and the indenture. You should refer to the specific terms of the indenture for a complete statement of the terms of the indenture and the notes. See “Where You Can Find More Information.” When we use capitalized terms that we do not define here, those terms have the meanings given in the indenture. Unless otherwise indicated, when we use references to Sections or defined terms, we mean Sections or defined terms in the indenture. The following summary is qualified by reference to the applicable provisions of the indenture, which we filed as an exhibit to the registration statement of which this prospectus is a part which is incorporated by reference herein. As used in this “Description of Notes” section, references to “Richardson,” “we,” “our,” or “us” refer solely to Richardson Electronics, Ltd. and not to our subsidiaries.

General

The notes are our unsecured senior subordinated obligations and are subordinated in right of payment to our Senior Indebtedness (as defined in “Subordination” below), are structurally subordinate to any secured indebtedness (to the extent of its security), rank on parity with all of our existing and future senior subordinated debt, including our 7 3/4% notes, and will be senior to all future subordinated debt. The notes mature on June 15, 2011 unless earlier converted, redeemed, or repurchased and have been issued in denominations of $1,000 and integral multiples thereof. References to “a note” or “each note” in this prospectus refer to $1,000 principal amount of the notes.

The notes may be converted into shares of our common stock at an initial conversion price of $10.31 per share of common stock, which represents a 25% premium over the closing price of our common stock on November 18, 2005. The conversion price is subject to adjustment if certain events occur, as described below. Upon conversion of a note, the holder will receive only shares of our common stock and a cash payment to account for any fractional share. The holder will not receive any cash payment for interest accrued and unpaid to the conversion date except under the limited circumstances described below.

The notes were issued under the indenture dated November 21, 2005 between us, the registrar, paying agent and conversion agent, and the trustee. Under the indenture, prior to November 21, 2008, we may not create, incur, issue, assume, guarantee or in any manner become directly or indirectly liable, contingently or otherwise with respect to (collectively, to “incur”), any (i) Senior Indebtedness other than the principal of, premium (if any), and interest or borrowings made under our credit agreement, including any amendment, renewal, extension, expansion, increase, refunding, refinancing or replacement of such agreement, whether with the same or different lenders or (ii) other indebtedness which ranks equally and ratably with the notes. The indenture is subject to and governed by the Trust Indenture Act of 1939, as amended.

Under the indenture, the conversion price of the notes shall be adjusted if we pay a dividend on our common stock. The indenture also contains certain covenants on the incurrence of additional indebtedness. So as to protect the holders of the notes, the indenture contains provisions requiring us to repurchase the notes in the event of a change in control or our common stock shall not be authorized for quotation or listing on The NASDAQ Global Market, The NASDAQ Capital Market, The New York Stock Exchange or the American Stock Exchange.

The notes have been issued as fully registered securities, in denominations of $1,000 and whole multiples of $1,000 and are represented by one or more global securities registered in the name of Cede & Co., as nominee for DTC. A detailed description of the DTC book-entry system and the circumstances in which you are entitled to receive physical delivery of notes are set forth below under “Book-Entry Securities.”

Ranking

The notes are our unsecured senior subordinated obligations. The payment of principal of, and interest on, the notes, as set forth in the indenture, ranks senior to the following:

•	indebtedness of us to one of our subsidiaries;

•	indebtedness which by its terms is not superior in right of payment;

•	future indebtedness that is expressly made subordinate to the notes.

The notes rank on parity with the 7 3/4% notes.

The notes are subordinated to our Senior Indebtedness, including amounts borrowed under our credit agreement and future indebtedness that is not expressly subordinate to the notes. As of June 2, 2007, we had $65,711,369 in Senior Indebtedness.

In addition, the notes are structurally subordinate to any indebtedness of our subsidiaries. Any right of ours to receive assets of any of our subsidiaries upon their insolvency, dissolution or reorganization and the dependent right of holders of our notes to have rights in those assets, are subject to the prior claim of any creditors of that subsidiary. As of June 2, 2007, our subsidiaries had $24,719,814 of indebtedness, excluding indebtedness that is also Senior Indebtedness.

Prior to November 21, 2008, we may not incur any Senior Indebtedness or other Indebtedness which ranks senior to or equally and ratably with the notes, other than under our existing credit agreement. On and after November 21, 2008, we may from time to time incur additional indebtedness, including Senior Indebtedness. Our subsidiaries may also from time to time incur additional Indebtedness and liabilities.

Payments on Notes; Transfers

Interest on the notes accrues at 8% per year and will be payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2006, to the person in whose names the notes are registered at the close of business on June 1 and December 1 preceding the respective interest payment dates, except that the interest payable at maturity or upon redemption or repurchase by us will be paid to the same person to whom principal of the notes is payable. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. (Section 2.02)

Any payment otherwise required to be made in respect of the notes on a date that is not a business day may be made on the next succeeding business day with the same force and effect as if made on that date. No additional interest will accrue as a result of a delayed payment of this kind. A business day is defined as a day other than a Saturday, Sunday or a day on which (i) the banks in New York, New York are required or permitted to be closed or (ii) the trustee’s principal corporate trust office is closed.

We will make payments on the notes and transfers of notes can be made at the office of the trustee.

Conversion

Except in the case of notes called for redemption, the holder of notes has the right, exercisable at any time prior to the maturity date, to convert the notes at the principal amount thereof (or any portion thereof that is an integral multiple of $1,000) into shares of common stock at the conversion price of $10.31 per share representing a 25% premium over the closing price of our common stock on the last trading day prior to the issuance of the notes. The conversion price is subject to adjustment as described below. (Section 10.01) In addition, we may elect to automatically convert the notes at any time prior to maturity if the closing price of our common stock has been at least 150% of the conversion price for at least 20 trading days during any 30 trading day period ending within five trading days prior to the date of the automatic conversion notice provided that: (i) this registration statement is effective and available for use from the date we notify the holder of the automatic conversion through and including the earlier of the date of the automatic conversion or the last date on which the registration statement registering the resale of such common stock is required to be kept effective under the terms of the Registration Rights Agreement; (ii) the common stock issuable upon conversion may be sold pursuant to Rule 144 under the Securities Act; (iii) the issuance of the common stock issuable upon conversion does not require approval of our stockholders; and (iv) we are not prevented from making the additional payment if we automatically convert the notes prior to December 20, 2008 (as described below) on the date of the automatic conversion. If we elect to automatically convert the notes, we will provide the holders with at least 20 but not more than 30 days notice prior to the conversion date. In the case of notes called for redemption, conversion rights will expire at the close of business on the redemption date. Notice of redemption must be mailed not less than 20 and not more than 90 days prior to the redemption date. (Section 10.02)

Upon conversion, holders will not receive any cash payment of interest. However, if notes are converted after the close of business on a record date but prior to the opening of business on the next succeeding interest payment date, holders of those notes at the close of business on the record date will receive the interest payable on those notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the notes so converted; provided that no such payment need be made (1) if we have specified a redemption date that is after a record date and on or prior to the next interest payment date, (2) if we have specified a repurchase date following a change of control that is during that period, or (3) to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to that note. (Section 10.03)

The conversion price is subject to adjustment upon the occurrence of certain events, including:

•	the payment of a dividend in shares of common stock to holders of common stock;

•	the payment of a dividend in cash in an amount per share of common stock in excess of $0.16 in any four consecutive fiscal quarters;

•	the subdivision, combination or reclassification of outstanding shares of common stock;

•

the issuance to all holders of common stock of rights or warrants entitling them to purchase shares of common stock (or securities convertible into common stock) at a price per share (or having a conversion price per share) less than the then current market price per share of the common stock on that record date; and

•

the distribution to holders of common stock of any assets or debt securities or (excluding cash dividends which are not in excess of $0.16 per share of common stock in any four consecutive fiscal quarters) rights or warrants (other than those referred to above) to purchase securities. (Sections 10.07-10.09)

No adjustment of the conversion price must be made until cumulative adjustments amount to at least $.10 in the conversion price. (Section 10.13) Conversion price adjustments, or the omission to make such adjustments, may in certain circumstances result in constructive distributions that could be taxable as dividends to holders of notes or common stock issuable on conversion thereof.

If we elect to automatically convert the notes prior to December 20, 2008, we will make an additional payment to each holder of the notes with respect to the notes converted, in an amount equal to $240.00 per each one thousand dollars ($1,000) principal amount of the note, less the amount of any interest actually paid on the portion of the principal amount of the note to be converted prior to the conversion date (and, if the note is converted between a record date and the next interest payment date, less interest payable on each one thousand dollars ($1,000) principal amount of the note on such next interest payment date). (Section 10.02) This additional payment may be paid in whole or in part in cash and/or through the issuance of common stock at our election. (Section 10.21)

Redemption at Our Option

The notes are not redeemable by us until December 20, 2008. On or after December 20, 2008, we may redeem the notes, in whole or in part, at any time at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding the date of redemption. (Section 3.01)

If the redemption date is an interest payment date, interest will be paid on that interest payment date to the record holder on the relevant record date.

We will provide not less than 20 nor more than 90 days notice of redemption by mail to each registered holder of notes to be redeemed. If the redemption notice is given and funds are deposited as required, then interest will cease to accrue on and after the redemption date on those notes or portions of notes called for redemption. (Section 3.03)

If we decide to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed (in principal amounts of $1,000 or integral multiples thereof) by lot, on a pro rata basis or by another method the paying agent considers fair and appropriate. (Section 3.02) If the paying agent selects a portion of a holder’s notes for partial redemption and such holder converts a portion of such notes, the converted portion will be deemed to be from the portion selected for redemption. (Section 3.06)

We may not redeem the notes if we have failed to pay any interest on the notes when due and this failure to pay is continuing. We will notify all of the holders of the notes if we redeem any of the notes. (Section 3.01)

Repurchase at Option of Holder

Upon a change of control or if our common stock shall not be authorized for quotation or listing on The NASDAQ Global Market, The NASDAQ Capital Market, The New York Stock Exchange or the American Stock Exchange, each holder shall have the right, at such holder’s option, to require us to repurchase for cash any or all of such holder’s notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000 at a price equal to 100% of the principal amount thereof plus any accrued and unpaid interest to but excluding the repurchase date. A change of control is deemed to have occurred if:

•

any person or group, other than Mr. Richardson, (i) becomes the direct or indirect beneficial owner of more than 50% of the total voting power of all shares of our voting stock or (ii) has the power, directly or indirectly, to elect a majority of the members of our board of directors;

•

we consolidate with, or merge with or into, another person or another person consolidates with, or merges with or into, us and the persons that beneficially owned, directly or indirectly, our voting stock immediately prior to the transaction beneficially own, directly or indirectly, shares of voting stock representing less than a majority of the total voting power of all outstanding classes of voting stock of the surviving person;

•

we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our consolidated assets and the persons that beneficially owned, directly or indirectly, the shares of our voting stock immediately prior to the transaction beneficially own, directly or indirectly, shares of voting stock representing less than a majority of the total voting power of all outstanding classes of voting stock of the transferee; or

•	we are dissolved or liquidated.

However, a change of control will not be deemed to have occurred if either:

•

the last reported sale price of our common stock for any five trading days during the 10 trading days immediately preceding the change of control is at least equal to 105% of the conversion price immediately before the change of control; or

•

in the case of a merger or consolidation, at least 90% of the consideration excluding cash payments for fractional shares in the merger or consolidation constituting the change of control consists of capital stock traded on a U.S. national securities exchange (or which will be so traded or quoted when issued or exchanged in connection with such change of control) and as a result of such transaction or transactions the notes become convertible solely into such capital stock, excluding cash payments for fractional shares. (Section 1.01)

This repurchase will occur on the date which is not more than 45 days after the date of our notice of a change of control. We will repurchase these notes at a repurchase price equal to 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding the date of repurchase. We are required to provide notice of any change of control and of the repurchase right to all holders on or before 30 days after the change of control. (Section 3.07)

The rights of the holders to require us to repurchase their notes upon a change of control could discourage a potential acquirer of us. The change of control repurchase feature, however, is not the result of management’s knowledge of any specific effort to accumulate shares of our common stock, to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the change of control repurchase feature is a common term contained in other offerings of debt securities similar to the notes that have been issued in comparable transactions.

The term “change of control” is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to repurchase the notes upon a change of control may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

The definition of change of control includes a phrase relating to the sale, assignment, conveyance, transfer, lease or other disposition of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the notes to require us to repurchase its notes as a result of the sale, assignment, conveyance, transfer, lease or other disposition of less than all of our assets may be uncertain.

Our obligation to make a repurchase upon a change of control will be satisfied if a third party makes the change of control repurchase offer in the manner and at the times and otherwise in compliance in all material respects with the requirements applicable to a change of control repurchase offer made by us, purchases all notes properly tendered and not withdrawn under the change of control repurchase offer and otherwise complies with its obligations in connection therewith. (Section 3.07(a))

Mandatory Redemption

If we repurchase or redeem any portion of the principal amount of our 7 3/4% notes, we must make an offer to repurchase, for the same type of consideration offered to the holders of our 7 3/4% notes, the same portion of the principal amount of the notes. The repurchase price for such shall be equal to 100% of the principal amount of the notes plus any accrued and unpaid interest to but excluding the date of repurchase; provided, however, that if the price at which our 7 3/4% notes were redeemed or repurchased exceeded 100% of the principal amount thereof, then the repurchase price for the notes shall exceed 100% of the principal amount thereof by a percentage equal to such premium. (Section 4.05)

Further, after November 21, 2008, if we incur (i) Senior Indebtedness other than the principal of, premium (if any), and interest or borrowings made under our credit agreement, including any amendment, renewal, extension, expansion, increase, refunding, refinancing or replacement of the credit agreement, whether with the same or different lenders, or (ii) other Indebtedness which ranks equally and ratably with the notes, we are required to make an offer to repurchase notes having an aggregate principal amount equal to the net proceeds received by us upon the incurrence of such Senior Indebtedness or other Indebtedness, as applicable. The repurchase price under such circumstance shall be equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to but excluding the date of repurchase. (Section 4.06)

Notice of Certain Transactions

If we:

•	take any action which would require an adjustment in the conversion price;

•	consolidate or merge with, or transfer all or substantially all of our assets to, another corporation, and our stockholders must approve the transaction; or

•	are to be dissolved or liquidated;

the holders of the notes may want to convert into common stock prior to the record or effective date for the transaction so that such holder may receive the rights, warrants, securities or assets which a holder of common stock on that date may receive. Therefore, we are required to provide the holders of the notes and the trustee notice of the transaction including the proposed record or effective date, as the case may be. The notice must be mailed at least 10 days prior to the record or effective date. However, failure to mail the notice will not affect the validity of the transaction. (Section 10.16)

Subordination

The indebtedness evidenced by the notes is subordinate to the prior payment when due of the principal of, premium, if any, and interest on all Senior Indebtedness. Upon maturity of any Senior Indebtedness, payment in full must be made on the Senior Indebtedness before any payment is made on or in respect of the notes. During the continuance of any default in payment of principal of, premium, if any, or interest on Senior Indebtedness, we may not make any payment on or in respect of the notes. (Section 11.02) Upon any distribution of our assets in any dissolution, winding-up, liquidation or reorganization, payment of the principal of, and interest on, the notes will be subordinated, to the extent and in the manner set forth in the indenture, to the prior payment in full of all Senior Indebtedness. (Section 11.03) This subordination will not prevent the occurrence of any Event of Default (as defined in “Defaults and Remedies” below). (Section 11.11)

“Senior Indebtedness” means the principal of, premium (if any) and interest or borrowings made under the credit agreement and our other Indebtedness outstanding at any time other than:

•	Indebtedness to a subsidiary for money borrowed or advanced from any such subsidiary;

•	Indebtedness which by its terms is not superior in right of payment to the notes;

•	all other future Indebtedness which by its terms is not superior in right of payment to the notes.

“Indebtedness” means:

•

any of our debt (1) for borrowed money, capitalized leases, and purchase money obligations or (2) evidenced by a note, letter of credit or similar instrument given in connection with the acquisition, other than in the ordinary course of business, of any property or assets;

•	any debt of others described in the preceding clause which we have guaranteed or for which we are otherwise liable; and

•	any amendment, renewal, extension or refunding of any such debt. (Section 11.01)

As of June 2, 2007, the outstanding amount of our Senior Indebtedness was $65,711,369.

By reason of this subordination, in the event of insolvency, holders of notes may recover less ratably than our general creditors.

The notes rank on parity with the 7 3/4% notes.

In addition, the notes are structurally subordinate to any indebtedness of our subsidiaries. Any right of ours to receive assets of any of our subsidiaries upon their insolvency, dissolution or reorganization and the dependent right of holders of notes to have rights in those assets, will be subject to the prior claim of any creditors of that subsidiary. As of June 2, 2007, our subsidiaries had $24,719,814 of indebtedness, excluding indebtedness that is also Senior Indebtedness.

Registration Rights of Holders of the Notes

When we issued the notes, we entered into a registration rights agreement with the initial holders of the notes. As required under that agreement, we have filed with the Securities and Exchange Commission, at our expense, a shelf registration statement, of which this prospectus forms a part, covering resales by holders of the notes and the common stock issuable upon conversion of the notes. Under the terms of the registration rights agreement, we have agreed to use our best efforts to keep the registration statement effective until November 21, 2007 (or such earlier date when the holders of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act or any successor rule thereto or otherwise).

We will provide to each registered holder copies of this prospectus and take certain other actions as are required to permit unrestricted re-sales of the notes and the common stock issuable upon conversion of the notes. A holder who sells securities pursuant to the shelf registration statement of which this prospectus forms a part generally will be required to be named as a selling stockholder in this prospectus (or a supplement or amendment to this prospectus) and to deliver this prospectus (together with any prospectus supplement or amendment) to purchasers and will be bound by the provisions of the registration rights agreement, which are applicable to that holder (including certain indemnification provisions). We may suspend the holder’s use of the prospectus for a reasonable period not to exceed 30 consecutive days, or an aggregate of 60 days in any 365 day period, if an event occurs and is continuing as a result of which this registration statement would, in our reasonable judgment, contain an untrue statement of a material fact or omits to state a material fact required to be stated herein or necessary to make the statements herein not misleading. Each holder, by its acceptance of a note, agreed to hold any communication by us regarding suspension of the holder’s use of the prospectus in confidence.

Under the registration rights agreement if this registration statement is not declared effective by the Securities and Exchange Commission on or before February 19, 2006 (or March 21, 2006 if the Securities and Exchange Commission reviews this registration statement), then we will be required to pay to each holder of the notes or shares of common stock issuable upon conversion of the notes a cash penalty equal to the product of (i) the initial principal amount paid for the note held by such holder or the related shares of common stock multiplied by (ii) the product of (I) the percentage determined by dividing (A) one percent (1.0%) by (B) 360, multiplied by (II) the sum of (x) the number of days (including any partial days) after the effectiveness deadline that this registration statement is not declared effective by the Securities and Exchange Commission, plus (y) after this registration statement has been declared effective by the Securities and Exchange Commission, the number of days (including any partial days) that this registration statement is not available (other than during a permitted blackout period under the terms of the registration rights agreement) for the sale of all the notes or shares of common stock issuable upon conversion of the notes. These delay payments shall be paid in cash on the earlier of (A) the last day of the calendar month during which such delay payments are incurred and (B) the third business day after the event or failure giving rise to the payments is cured. In the event that we fail to make delay payments in a timely manner, such payments shall bear interest at the rate of one and six-tenths percent (1.6%) per month (prorated for partial months) until paid in full.

Additional Notes

Pursuant to the indenture, we may, from time to time after November 21, 2008, without the consent of the holders of the notes, create and issue additional notes which will have terms and conditions identical to those of the notes, except that any such additional notes:

•	may have a different issue date from the new notes,

•	may have a different amount of interest payable on the first interest payment date after issuance than is payable on other new notes,

•	may have additional terms and conditions required to conform to applicable provisions of the Securities Act, or any registration rights agreement to which such additional notes are subject and

•	may have other appropriate terms and conditions, provided that such additional terms and conditions do not adversely effect the holder of any then existing notes in any material respect.

In no event should any terms and conditions of any additional notes cause the additional notes to constitute a different class of securities from the notes for U.S. income tax purposes. (Section 2.04)

Defaults and Remedies

The term “event of default” when used in the indenture means any one of the following:

•	failure to pay interest for 30 days (whether or not prohibited by the subordination provisions);

•	failure to pay principal when due at maturity or upon redemption or repurchase (whether or not prohibited by the subordination provisions);

•

failure to convert the notes into shares of common stock upon exercise of a holder’s conversion right, unless that failure is cured within five days after written notice of default is given to us by the trustee or the holder of that note;

•	failure to repurchase at the option of the holder upon a change of control;

•	failure to provide notice of the occurrence of a change of control and repurchase of the notes at the option of the holder upon a change of control;

•	failure to redeem the notes after we have exercised our option to redeem;

•	failure to perform any other covenant for 30 days after written notice to us from the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes;

•

acceleration of the maturity of any Indebtedness of ours or any of our subsidiaries in any one case or in the aggregate in excess of $10,000,000, if such acceleration is not rescinded, annulled or otherwise cured within 30 days after notice to us; and

•	certain events of bankruptcy, insolvency or reorganization of us or any of our subsidiaries. (Section 6.01)

The indenture provides that the trustee will, within 90 days after the occurrence of a default, give the holders of the notes notice of all uncured defaults known to it (the term “default” to include the events specified above, without grace or notice), provided that, except in the case of default in the payment of principal of or interest on any of the notes, the trustee will be protected in withholding the notice if it in good faith determines that the withholding of the notice is in the interest of the holders of notes. (Section 7.05)

In case an event of default occurs and is continuing, the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding, by notice in writing to us (and to the trustee if given by the holders of the notes), may declare the principal of and all accrued and unpaid interest on all the notes to be due and payable immediately. In addition, upon an event of default, the interest on the notes shall be increased by five percent (5%) per year. In case of certain events of bankruptcy or insolvency involving us or any of our subsidiaries, the principal and accrued and unpaid interest on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal or interest that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults. (Section 6.02)

Defaults (except, unless therefore cured, a default in payment of principal of, premium, if any, or interest on the notes or a default with respect to a provision which cannot be modified under the terms of the indenture without the consent of each holder of notes affected) may be waived by the holders of a majority in principal amount of the outstanding debentures upon the conditions provided in the indenture. (Section 6.04)

The indenture requires us to file periodic reports with the trustee as to the absence of defaults. (Section 4.04)

Modification of the Indenture

The indenture contains provisions permitting us and the trustee without the consent of any holder of notes to supplement or amend the indenture to cure any ambiguity, omission, defect or inconsistency, to provide for certificated notes, to add to our covenants, to surrender any of our rights or powers, to provide for conversion rights or issuance of additional notes pursuant to the indenture, to reduce the conversion price, subject to applicable Nasdaq marketplace rules, to comply with SEC requirements, to make changes necessary in connection with the registration of the notes and the shares of our common stock upon conversion of the notes, or to make any change that does not materially and adversely affect the rights of any holder of notes. (Section 9.01) Otherwise, our rights and obligations and the rights of holders of notes may be modified by us and the trustee only with the consent of the holders of not less than a majority in principal amount of notes then outstanding. No waiver of a default in the payment of the principal of or interest on a note or reduction in the principal of or the premium or the interest rate on the notes or a change in the percentage of holders required for modification of the indenture and no extension of the maturity of any note or in the time of payment of interest and no change that materially and adversely affects the right to convert a note will be effective against any holder of notes without that holder’s consent. (Section 9.02)

Satisfaction and Discharge of the Indenture

The indenture will be discharged and canceled if all the notes have been delivered to the trustee for cancellation or upon deposit with the trustee, within not more than six months prior to the maturity or redemption of all the notes, of funds sufficient for such payment or redemption. (Section 8.01)

The Registrar, Paying Agent and Conversion Agent

J.P. Morgan Trust Company, National Association, is the registrar, paying agent and conversion agent under the indenture. JPMorgan Chase Bank, N.A. (formerly known as Bank One, NA), an affiliate of the registrar, paying agent and conversion agent, has provided us with our principal banking services, including bank accounts and normal banking transactions for a number of years. We have obtained loans from JPMorgan Chase Bank, N.A., in the past and JPMorgan Chase Bank, N.A., together with other lenders, extended a line of credit in the amount of approximately $97,500,000 (the size of the credit line varies based on fluctuations in foreign currency exchange rates) to us pursuant to our credit agreement, of which $65,711,369 was outstanding as of June 2, 2007.

The Trustee

Law Debenture Trust Company of New York is the trustee under the indenture. The holders of a majority in principal amount of all outstanding notes have the right to direct the time, method, and place of conducting any proceeding for exercising any remedy available to the trustee, providing that such direction would not conflict with any rule of law or with the indenture, would not be unduly prejudicial to the right of another holder of and would not subject the trustee to personal liability. (Section 6.05) The indenture provides that in case an event of default occurs and is known to the trustee (and is not cured), the trustee will be required to use the degree of care of a prudent man in the conduct of his own affairs in the exercise of its rights and powers. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes unless they will have offered to the trustee security and indemnity satisfactory to it. (Section 7.01)

Governing Law

The indenture and the notes are governed by and construed in accordance with the internal laws of the State of New York. (Section 12.09)

Book-Entry Securities

The notes are book-entry securities and were issued in the form of one or more global securities deposited with DTC as evidence of all of the notes. This means that we do not issue certificates to each holder. We issued one or more global securities to DTC, which keeps a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant keeps a record of its clients who own beneficial interests in the global securities. Unless it is exchanged in whole or in part for a security evidenced by individual certificates, a global security may not be transferred, except that DTC, its nominees and their successors may transfer a global security as a whole to one another. Beneficial interests in global securities are shown on, and transfers of beneficial interests in global notes are made only through, records maintained by DTC and its participants. Each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if the person is not a participant, on the procedures of the participant through which the person owns its beneficial interest to exercise any rights of a holder of notes under the indenture.

We will make payments on the global securities to DTC or its nominee, as the sole registered owner and holder of the global securities. Neither we nor the trustee nor any of our respective agents will be responsible or liable for any aspect of DTC’s records relating to or payments made on account of beneficial ownership interests in a global security or for maintaining, supervising or reviewing any of DTC’s records relating to the beneficial ownership interests.

DTC has informed us that, when it receives any payment on a global security, it will immediately, on its book-entry registration and transfer system, credit the accounts of participants with payments in amounts proportionate to their beneficial interests in the global security as shown on DTC’s records. Payments by participants to you, as an owner of a beneficial interest in the global security, will be governed by standing instructions and customary practices (as is now the case with securities held for customer accounts registered in “street name”) and will be the sole responsibility of the participants.

Conveyances of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

A global security will be exchanged for certificated notes if (1) DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor within 90 days, (2) an Event of Default has occurred and is continuing or (3) we decide that the global security will be exchangeable. If that occurs, we will issue notes in certificated form in exchange for the global security. An owner of a beneficial interest in the global security then will be entitled to physical delivery of a certificate for notes equal in principal amount to that beneficial interest and to have those notes registered in its name. We will issue the certificates for the notes in denominations of $1,000 or any larger amount that is an integral multiple thereof, and we will issue them in registered form only, without coupons. (Section 2.02)

DTC has advised us that it is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to Section 17A of the Exchange Act.

DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS

We are party to various debt instruments. The following is a summary description of those debt instruments which we have an outstanding aggregate principal amount in excess of $5.0 million.

7 3 /4% Notes

On February 15, 2005, we issued $44,683,000 in aggregate principal amount of our 7 3/4% notes to a limited number of qualified institutional buyers in exchange for a like aggregate principal amount of our 7 1/4% debentures and our 8 1/4 % debentures. The 7 3/4% notes bear interest at a rate of 7 3/4% per year, payable semi-annually on June 15 and December 15 of each year, beginning June 15, 2005. The 7 3/4% notes mature on December 15, 2011.

General

The 7 3/4% notes are unsecured obligations and are junior in priority to our Senior Indebtedness (as defined below), as described under “Ranking,” and rank on parity with the notes and all future senior subordinated indebtedness. As of August 28, there was $44,683,000 principal amount of the 7 3/4% notes outstanding.

In accordance with our obligations under the resale registration rights agreement for the 7¾% notes, we registered the 7¾% notes and common stock issuable upon conversion of the 7¾% notes with the Securities Exchange Commission by a registration statement declared effective on October 31, 2006. Under the terms of the resale registration rights agreement for the 7¾% notes, we were obligated to maintain the effectiveness of the registration statement until February 15, 2007. On April 20, 2007, we deregistered the 7¾% notes.

The 7 3/4% notes were issued pursuant to an indenture, which we refer to as the “7 3/4% indenture,” dated as of February 15, 2005, between us and Law Debenture Trust Company, as trustee (formerly J.P. Morgan Trust Company, National Association) and J.P. Morgan Trust Company, National Association, as registrar, paying agent and conversion agent, whom we refer to as the 7 3/4% trustee. The 7 3 /4% indenture is subject to and governed by the Trust Indenture Act of 1939, as amended.

Ranking

The 7 3/4 % notes are unsecured obligations. The payment of principal of, and interest on, the 7 3/4% notes ranks subordinate to the following:

•	amounts borrowed under our credit agreement; and

•	future indebtedness that is expressly made senior to the 7 3/4% notes (together, “Senior Indebtedness”).

The 7 3/4 % notes rank on parity with the notes and are senior to any other indebtedness not expressly senior to or on parity with the 7 3/4% notes. (Section 11.01 of the 7 3/4% indenture) The 7 3/4% notes will mature after the notes.

Prior to December 19, 2006, we may not incur Senior Indebtedness other than under our credit agreement. On and after December 19, 2006, the 7 3/4% indenture does not limit the amount of Senior Indebtedness that we may issue or incur. (Section 4.02 of the 7 3/4% indenture)

Conversion

The 7 3/4% notes may be converted into shares of our common stock at an initial conversion price of $18.00 per share of common stock. If fully converted, the 7 3/4% notes would convert into approximately 2,482,389 shares of our common stock. The conversion price for the 7 3/4% notes is subject to adjustment if certain events occur, as described below. Upon conversion of any 7 3/4% notes, holders receive only shares of our common stock and a cash payment to account for any fractional share. Holders do not receive any cash payment for interest accrued and unpaid to the conversion date. (Section 10.03 of the 7¾% indenture)

Under the terms of the 7 3/4% notes, holders may convert the 7¾% notes into shares of our common stock at any time prior to their maturity date. (Section 10.01 of the 7¾% indenture) In addition, we may elect to automatically convert the 7 3/4% notes at any time on or after December 19, 2006 and prior to maturity if the closing price of our common stock has been at least 125% of the conversion price for at least 20 trading days during any 30 trading day period ending within five trading days prior to the date of the automatic conversion notice provided that certain conditions are met. (Section 10.02 of the 7 3/4% indenture) The conversion price is subject to adjustment upon the occurrence of a dividend in shares of common stock, a cash dividend in excess of $0.16 per year, a subdivision, combination or reclassification of our common stock and other events. (Sections 10.07 - 10.13 of the 7 3/4% indenture)

Redemption

The 7 3/4% notes are not redeemable by us at any time prior to December 19, 2006. On or after December 19, 2006, but prior to December 19, 2007, we may redeem the 7 3/4% notes, in whole or in part, at any time at a redemption price equal to 100% of the principal amount of the 7 3/4% notes to be redeemed plus accrued and unpaid interest, if any, to but excluding the date of redemption provided that the closing price of our common stock has been at least 125% of the conversion price for 20 trading days during any 30 trading day period prior to the date of mailing of the redemption notice. On or after December 19, 2007, we may redeem the 7¾% notes, in whole or in part, at any time at a redemption price equal to 100% of the principal amount of the 7¾% notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding the date of redemption. (Section 3.01 of the 7 3/4% indenture)

Not less than 20 nor more than 60 days prior to redemption, we will provide notice of redemption by mail to registered holders of the 7 3/4% notes to be redeemed. If the redemption notice is given and funds are deposited as required, then interest will cease to accrue on and after the redemption date on those outstanding 7 3/4% notes or portions of outstanding 7 3/4% notes called for redemption. (Sections 3.03 and 3.04 of the 7 3/4% indenture)

If we decide to redeem fewer than all of the outstanding debentures, the trustee will select the 7 3/4% notes to be redeemed (in principal amounts of $1,000 or integral multiples thereof) by lot, on a pro rata basis or by another method the paying agent considers fair and appropriate. If the trustee selects a portion of a holder’s 7 3/4% notes for partial redemption and the holder converts a portion of the holder’s 7 3/4% notes, the converted portion will be deemed to be from the portion selected for redemption. (Section 3.02 of the 7 3/4% indenture)

We may not redeem the 7 3/4% notes if we have failed to pay any interest on the 7 3/4% notes when due and this failure to pay defaulted interest is continuing. We will notify all of the holders of the 7 3/4% notes if we fail to make any interest payment. (Section 3.01 of the 7 3/4% indenture)

The 7 3/4% notes are also redeemable at the option of the holders upon a change of control of us as defined in the 7 3/4% indenture. This repurchase will occur on the date which is not more than 45 days after the date of our notice of a change of control. We will repurchase these 7 3/4% notes at a repurchase price equal to 101% of the principal amount of the 7 3/4% notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding the date of repurchase. We are required to provide notice of any change of control and of the repurchase right to all holders on or before 30 days after the change of control. (Section 3.07 of the 7 3/4% indenture)

We may choose to pay the change of control repurchase price in cash or shares of our common stock or a combination of cash and shares of our common stock (provided that in any event we will pay any accrued and unpaid interest in cash).

If we elect to pay the change of control repurchase price in whole or in part in shares of our common stock, the number of shares of common stock to be delivered by us will be equal to the portion of the change of control repurchase price to be paid in shares of our common stock divided by 97.5% of the market price of our common stock. The market price of our common stock will be determined prior to the applicable change of control repurchase date as described below. If we elect to pay the change of control repurchase price in whole or in part in shares of our common stock, we will pay cash in lieu of fractional shares in an amount based upon the market price of our common stock. (Section 3.08 of the 7 3/4% indenture)

New Credit Agreement

On July 27, 2007, along with certain of our affiliates, we entered into a revolving credit agreement with JPMorgan Chase Bank, N.A. and a syndicate of institutional lenders who are affiliated with JPMorgan Chase Bank, N.A. The new credit agreement provides for a revolving credit facility with an aggregate commitment of $40 million. The credit facility includes a Euro subfacility and a Singapore subfacility, each with separate borrowing limits.

Borrowings under the credit facility will bear interest at a floating rate based on a spread above the prime rate, LIBOR (London Inter Bank Offer Rate) or SIBOR (Singapore Inter Bank Offer Rate) depending on the facility under which the borrowing is effected and our leverage ratio. The credit facility also permits us to receive letters of credit. We must pay a commitment fee on amounts available under the new credit agreement. Amounts outstanding under the new credit agreement are secured by a lien on our assets. The new credit agreement will terminate upon the earlier of July 31, 2010 or the payment in full of all amounts outstanding under the new credit agreement.

The borrowers under the new credit agreement have made certain representations and warranties to the lenders. The borrowers are also subject to ongoing compliance with certain customary financial and other covenants, including a covenant to maintain a leverage ratio of less than 2.0 to 1.0 (except for the fiscal quarter ending September 1, 2007, when the leverage ratio must be less than 2.5 to 1.0). For these purposes, leverage ratio is the ratio of Senior Funded Debt over Adjusted EBITDA (as such terms are defined in the new credit agreement) for the most recently ended four fiscal quarters.

In the event of a breach of any representation, warranty or covenant, the lenders may elect, among other things, to declare a default and cause any outstanding borrowings thereunder to be immediately due and payable. The lenders can also accelerate repayment upon the failure of any borrower to pay when due any other indebtedness in excess of $2.5 million or any default under the terms of any such indebtedness as well as the occurrence of other customary events of default.

The net proceeds from the new credit agreement will be used to repay amounts borrowed under our previous credit agreement, and for general corporate purposes.

DESCRIPTION OF OUR CAPITAL STOCK

Our certificate of incorporation authorizes the issuance of up to 30,000,000 shares of common stock, par value $.05 per share, 10,000,000 shares of Class B common stock, par value $.05 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share. As of June 2, 2007 there were 14,740,945 shares of common stock outstanding 3,048,258, shares of Class B common stock outstanding and no shares of preferred stock outstanding.

The following summary is qualified by reference to the applicable provisions of Delaware law and our certificate of incorporation and by-laws. This is not a complete description of the important terms of Delaware law, our certificate of incorporation or by-laws. If you would like more information on the provisions of our certificate of incorporation or by-laws, you may review our certificate of incorporation and our by-laws, each of which is incorporated by reference as an exhibit to the registration statement we have filed with the SEC. See “Where You Can Find More Information.”

Common Stock

The holders of our common stock are entitled to one vote for each share they own and vote together with holders of Class B common stock and preferred stock on all matters voted on by our stockholders. In addition, holders of our common stock vote separately as a class on any proposed amendment to our restated certificate of incorporation that would:

•	change the aggregate number of authorized shares of common stock or the par value of those shares; or

•	alter or change the powers, preferences or special rights of shares of the common stock so as to affect the holders thereof adversely.

The common stock does not have cumulative voting rights. As a result, stockholders voting a majority of the votes (including Mr. Richardson, who owned shares having approximately 66.1% of the voting power at August 28, 2007) at any annual meeting are able to elect all of the directors to be elected.

Subject to any preferential or other rights of any outstanding series of preferred stock that may be designated by our board of directors and subject to the right of the holders of the Class B common stock to receive a dividend when the holders of common stock receive a dividend, the holders of common stock are entitled to dividends as may be declared by our board of directors. With respect to cash dividends, the Class B common stock is limited to a dividend equal to 90% of any dividend on the common stock. Any stock dividend on common stock shall be paid in additional shares of common stock and a stock dividend of an equal number of shares of Class B common stock shall be paid on the Class B common stock. Upon liquidation, holders of common stock are entitled to receive their pro rata portion of our assets available for distribution to the holders of common stock and Class B common stock on an equal basis with the holders of Class B common stock. All of the outstanding shares of common stock are fully paid and nonassessable. Holders of common stock have no preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to our common stock.

The transfer agent and registrar for our common stock is LaSalle Bank, 135 South LaSalle Street, Chicago, Illinois 60603.

Class B Common Stock

The holders of our Class B common stock are entitled to ten votes for each share they own and vote together with holders of common stock and preferred stock on all matters voted on by our stockholders. In addition, holders of our Class B common stock vote separately as a class on any proposed amendment to our restated certificate of incorporation that would:

•	change the aggregate number of authorized shares of Class B common stock or par value of those shares; or

•	alter or change the powers, preferences or special rights of the Class B common stock so as to affect the holders thereof adversely.

The Class B common stock does not have cumulative voting rights. Subject to any preferential or other rights of any outstanding series of preferred stock that may be designated by our board of directors and subject to the right of the holders of the common stock to receive a dividend when the holders of Class B common stock receive a dividend, the holders of Class B common stock are entitled to the dividends declared by our board of directors. With respect to cash dividends, the holders of Class B common stock are subject to the further limitation that dividends on a share of Class B common stock equal only 90% of any dividend on a share of common stock. Any stock dividend on Class B common stock shall be paid in additional shares of Class B common stock and a stock dividend of an equal number of shares of common stock shall be paid on the common stock. Upon liquidation, holders of Class B common stock are entitled to receive their pro rata portion of our assets available for distribution to the holders of Class B common stock and common stock on an equal basis with the holders of common stock. All of the outstanding shares of Class B common stock are fully paid and nonassessable. Holders of Class B common stock have no preemptive rights to purchase or subscribe for any stock or other securities and there are no redemption or sinking fund provisions with respect to our Class B common stock. The Class B common stock is subject to transfer and conversion restrictions described below.

The transfer agent and registrar for our Class B common stock is LaSalle Bank, 135 South LaSalle Street, Chicago, Illinois 60603.

Restrictions On Transfer

Shares of Class B common stock are not freely transferable. A holder of shares of Class B common stock may transfer those shares (whether by sale, assignment, gift, bequest, appointment or otherwise) only to a “Permitted Transferee” (as defined below). A transfer of Class B common stock to any person or entity other than a “Permitted Transferee” will result in the automatic conversion of those shares of Class B common stock into shares of common stock on a share-for-share basis. Accordingly, no trading market will develop in the Class B common stock.

The “Permitted Transferees” of an individual holder of shares of Class B common stock are generally described as follows:

•	that stockholder’s spouse;

•

any lineal descendant of a grandparent of that stockholder, including adopted children, and any spouse of that lineal descendant (we refer to these descendants and their spouses, together with the stockholders in question and their spouses, as the “Class B stockholder’s family members”);

•	a trust for the sole benefit of that stockholder, that Class B stockholder’s family members and certain charitable organizations;

•	certain charitable organizations established by that stockholder or that Class B stockholder’s family members;

•

a partnership or corporation all of the beneficial ownership of which is owned (and continues to be owned) by that stockholder and/or that Class B stockholder’s family members or a trust for the sole benefit of that stockholder, that Class B stockholder’s family members, and certain charitable organizations;

•	the estate of that stockholder; and

•	an employee stock ownership plan of ours.

Shares of Class B common stock held by a partnership or corporation may be transferred to a person who had transferred those shares to that partnership or corporation (and to that person’s Permitted Transferees) or, if record and beneficial ownership of those shares of Class B common stock were acquired by that partnership or corporation on or prior to December 10, 1986, to the partners or stockholders as of that date, and to the Permitted

Transferees of those partners or stockholders. Shares held by trusts that are irrevocable on December 10, 1986 may be transferred to any person to whom or for whose benefit the principal of the trust may be distributed under the terms of the trust and that person’s Permitted Transferees. Shares held by all other trusts (whether or not in existence as of December 10, 1986) may be transferred to the person who transferred those shares of Class B common stock to the trust and that person’s Permitted Transferees. Shares held by the estate of a holder of Class B common stock may be transferred to Permitted Transferees of that holder of Class B common stock. Shares held in any of our employee benefit plans may be transferred to the participant for whose account the shares were held or his Permitted Transferee.

Shares of Class B common stock may only be registered in the name of the beneficial owner thereof and not in a “street” or “nominee” name. The “beneficial owner” of shares of Class B common stock is defined as the person or persons who, or the entity or entities which, possess the power to direct the voting or the disposition of such shares.

Conversion

Shares of Class B common stock are convertible into common stock on a share-for-share basis at all times at the option of the holder without cost to the holder (except to the extent of any stamp or similar tax payable where the converting holder of Class B common stock desires that the certificate representing the resulting common stock be issued in a name other than that of the holder of the converted Class B common stock). In general, the conversion will be effective as of the date the Class B common stock is surrendered to us for conversion.

Any transfer, pledge or other disposition of shares of Class B common stock other than to a Permitted Transferee will result in an automatic conversion to common stock, on a share-for-share basis.

If at any time the number of issued and outstanding shares of Class B common stock falls below 10% of the aggregate number of issued and outstanding shares of common stock, Class B common stock and preferred stock, all the outstanding shares of Class B common stock immediately and automatically will be converted into shares of common stock. In the event of such a conversion, certificates formerly representing outstanding shares of Class B common stock will thereafter be deemed to represent a like number of shares of common stock. As of June 2, 2007, the outstanding Class B common stock represented approximately 17.1% of the aggregate number of issued and outstanding shares of common stock, Class B common stock and preferred stock.

All shares of Class B common stock received by us upon conversion thereof into common stock will be returned to the status of authorized but unissued shares of Class B common stock.

Future Issuance

Except for shares of Class B common stock reserved for issuance under outstanding options or issued in connection with stock splits, stock dividends, reclassifications or other subdivisions, we cannot issue additional shares of Class B common stock without the authorization of the holders of a majority of the outstanding shares of common stock and Class B common stock, each voting separately as a class.

Preferred Stock

Our board of directors has the authority to issue preferred stock in one or more series and to fix certain of the rights, preferences, privileges, and restrictions applicable to such series, including the annual dividend rate, the time of payment for dividends, whether those dividends will be cumulative or non-cumulative, and the date or dates from which any cumulative dividends will begin to accrue, redemption terms (including sinking fund provisions), redemption price or prices, liquidation preferences, the extent of the voting powers, if any, and conversion rights.

Certain Provisions of Delaware Law, Our Certificate of Incorporation and By-Laws

General

Delaware General Corporation Law, our certificate of incorporation, and our by-laws contain provisions that could make it more difficult for someone to acquire control of us by means of a tender offer, open market purchases, a proxy contest or otherwise.

Class B Common Stock

The holders of our Class B common stock are entitled to 10 votes for each share they own and as of June 2, 2007 represented approximately 67.4% of our aggregate voting power. As a result, the holders of Class B common stock have the ability to elect our board of directors. So long as the holders of Class B common stock constitute more than 50% of our voting power, they have the ability to control any possible merger, consolidation, or sale of assets involving us.

Removal of Directors

Our by-laws provide that we will have ten directors and we currently have one vacancy. We have a single class of directors, with each director standing for election at each annual meeting of stockholders. Pursuant to our by-laws, a director or the entire board of directors may be removed for or without cause at any time by the affirmative vote of holders of at least a majority of the outstanding shares of common stock and Class B common stock entitled to vote.

Filling Vacancies on the Board

Our by-laws provide that, subject to the rights of holders of any shares of preferred stock, vacancies on the board of directors may be filled only by a majority of the board of directors then in office, even if less than a quorum, or by the sole remaining director. Accordingly, the board of directors could temporarily prevent any stockholder from obtaining majority representation on the board of directors by enlarging the board of directors and filling the new directorships with its own nominees.

Special Meetings

Special meetings of stockholders may be called only by the chairman of the board of directors, president or secretary or upon the request of a majority of the entire board of directors. Business conducted at any special meeting is limited to the purposes specified in the written notice of the meeting.

Authorized but Unissued Stock

We may issue additional shares of common stock or preferred stock without stockholder approval, subject to applicable rules of The NASDAQ Global Market, for a variety of corporate purposes, including raising additional capital, corporate acquisitions, and employee benefit plans. The existence of unissued and unreserved common stock and preferred stock may enable us to issue shares to persons who are friendly to current management, which could discourage an attempt to obtain control of us through a merger, tender offer, proxy contest, or otherwise, and protect the continuity of management and possibly deprive you of opportunities to sell your shares at prices higher than the prevailing market prices. We could also issue additional shares to dilute the stock ownership of persons seeking to obtain control of us. At June 2, 2007, we had 14,079,771 authorized but unissued shares of common stock and 1,179,284 shares of treasury stock. In addition, depending upon the rights associated with any preferred stock we might issue, we could further inhibit a change of control by making the removal of directors more difficult or restricting the payment of dividends and other distributions to the holders of common stock.

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the date that that stockholder became an interested stockholder unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines “business combination” to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder’s percentage ownership of stock. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by that entity or person. We believe that Mr. Richardson is not subject to the restrictions of Section 203 because he has owned 15% or more of our voting stock for more than three years.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain material U.S. federal income tax consequences relating to the purchase, ownership, conversion and disposition of the notes and common stock into which the notes are convertible, but is not a complete analysis of all the potential tax consequences relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code”, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, which we refer to as “IRS”, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary is limited to holders who purchase notes for cash and who hold the notes and the common stock into which such notes are convertible as capital assets. This summary also does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction. In addition, this summary does not address tax consequences applicable to a holder’s particular circumstances or to holders that may be subject to special tax rules, including, without limitation:

•	partnerships or other pass-through entities or investors in such entities;

•	banks, insurance companies or other financial institutions;

•	persons subject to the U.S. federal estate, gift or alternative minimum tax arising from the purchase, ownership, conversion or disposition of the notes;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	certain former citizens or long-term residents of the United States;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons who hold the notes in connection with a straddle, hedging, conversion or other risk reduction transaction; or

•	persons deemed to sell the notes or common stock under the constructive sale provisions of the Code.

If a holder is an entity treated as a partnership for U.S. federal income tax purposes, the tax treatment of each partner of such partnership generally will depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnerships, should consult their own tax advisors regarding the tax consequences of the purchase, ownership, conversion and disposition of the notes and common stock.

Investors considering the purchase of the notes should consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

Consequences to U.S. Holders

The following is a summary of certain material U.S. federal income tax consequences that will apply to you if you are a U.S. holder of the notes or common stock into which the notes may be converted. Certain consequences to “non-U.S. holders” of the notes or common stock are described under

“—Consequences to Non-U.S. Holders” below. As used herein, the term “U.S. holder” means a beneficial owner of a note or common stock who is:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (1) the administration of the trust is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Payments of Interest

Stated interest on the notes generally will be taxable to you as ordinary income at the time it is accrued or received in accordance with your method of accounting for U.S. federal income tax purposes.

Market Discount

If you purchase a note for an amount that is less than its stated redemption price at maturity (i.e., the par amount of the note), the amount of the difference will be treated as market discount for U.S. federal income tax purposes, unless this difference is less than a specified de minimis amount.

Generally, you will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of a note as ordinary income to the extent of the market discount accrued on the note at the time of the payment or disposition unless you previously have included in income this market discount pursuant to an election to include market discount in income as it accrues, or pursuant to a constant yield election. If the note is disposed of in certain nontaxable transactions (not including its conversion into common stock), accrued market discount will be included as ordinary income to you as if you had sold the note in a taxable transaction at its then fair market value. In addition, you may be required to defer, until the maturity of the note or its earlier disposition (including certain nontaxable transactions, but not including its conversion into common stock), the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry such note.

Upon conversion of a note acquired at a market discount, any market discount not previously included in income (including as a result of the conversion) will carryover to the common stock received. Any such market discount that is carried over to common stock received upon conversion will be taxable as ordinary income upon the sale or other disposition of the common stock.

Amortizable Premium

If your tax basis in a note, immediately after the purchase, is greater than the stated redemption price at maturity of the note, you will be considered to have purchased the note with amortizable bond premium. In general, amortizable bond premium with respect to any note will be equal in amount to the excess, if any, of the tax basis (reduced as set forth in the following sentence) over the stated redemption price at maturity of the note. For this purpose only, a holder’s tax basis in a note is reduced by an amount equal to the value of the option to convert the note into common stock; the value of this conversion option may be determined under any reasonable method. You may elect to amortize any such bond premium, using a constant yield method, over the remaining term of the note. Generally, you may use the amortizable bond premium allocable to an accrual period to offset qualified stated interest required to be included in your income with respect to the note in that accrual period. If you elect to amortize bond premium, you must reduce your tax basis in the note by the amount of the premium amortized in any year. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by you and may be revoked only with the consent of the IRS.

Constructive Dividends

The terms of the notes provide for changes in their conversion price in certain circumstances. See above under “Description of the Notes—Conversion.” Holders of the notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion price is adjusted. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the notes generally will not be deemed to result in a constructive distribution of stock. However certain of the possible adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to our stockholders) may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, you will be deemed to have received constructive distributions includible in your income in the manner described under “—Dividends” below even though you have not received any cash or property as a result of such adjustments. In certain circumstances, the failure to provide for such an adjustment may also result in a constructive distribution to you.

Sale, Exchange, Redemption, Repurchase or Other Taxable Disposition of the Notes

Except as set forth below under “—Conversion of the Notes,” upon the sale, exchange, redemption, repurchase or other taxable disposition of a note, you generally will recognize gain or loss to the extent of the difference between (1) the sum of the cash and the fair market value of any property received on such disposition (except to the extent attributable to the payment of accrued and unpaid interest on the note, which generally will be taxed as ordinary income to the extent that you have not previously recognized this income), and (2) your adjusted tax basis in the note. Your adjusted tax basis in a note generally will equal the cost of the note, increased by market discount that you have previously included in income with respect to the note and decreased by any premium that you have taken into account with respect to the note. Except as set forth above under “—Market Discount,” any such gain or loss you recognize upon such taxable disposition of a note will be capital gain or loss. In the case of a non-corporate U.S. holder, such capital gain will be subject to tax at a reduced rate if, at the time of such disposition, the note had been held for more than one year. The deductibility of capital losses is subject to limitations.

Conversion of the Notes

Generally, you will not recognize any income, gain or loss upon conversion of a note into common stock, except with respect to cash received in lieu of a fractional share of common stock. Your tax basis in the common stock received on conversion of a note will be the same as your adjusted tax basis in the note at the time of the conversion, reduced by any basis allocable to a fractional share, and the holding period for the common stock received on conversion generally will include the holding period of the note converted.

To the extent, however, that any common stock received upon conversion is considered attributable to accrued interest not previously included in income, the receipt of the common stock will be taxable as ordinary income. Your tax basis in the shares of common stock considered attributable to accrued interest generally will equal the amount of such accrued interest included in income, and the holding period for such common stock will begin on the day following the date of conversion.

Cash received in lieu of a fractional share of common stock upon conversion should be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally should result in capital gain or loss, which is equal to the difference between the cash received for the fractional share and your adjusted tax basis in the fractional share. This gain or loss should be capital gain or loss and should be taxable as described below under “—Sale, Exchange, Redemption, or Other Taxable Disposition of Common Stock.”

Dividends

If you convert your note into our common stock, distributions, if any, made on our common stock generally will be included in your income as ordinary dividend income to the extent of our current or accumulated earnings and profits. With respect to non-corporate U.S. holders for taxable years beginning after December 31, 2002 and before January 1, 2011 such dividends generally are taxed at a preferential maximum rate of 15% provided certain holding period requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of your adjusted tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporate U.S. holder may be eligible for a dividends received deduction, subject to applicable limitations.

Sale, Exchange, Redemption or Other Taxable Disposition of Common Stock

If you convert your notes into our common stock, then upon the sale, exchange, redemption or other taxable disposition of our common stock, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon such taxable disposition and (ii) your adjusted tax basis in the common stock. Your tax basis and holding period in common stock received upon conversion of a note are determined as discussed above under “—Conversion of the Notes.” Except as set forth above under “—Market Discount,” any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if your holding period in the common stock is more than one year at the time of the taxable disposition. Long-term capital gains recognized by certain non-corporate U.S. holders generally will be subject to a reduced rate of U.S. federal income tax. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS, other than with respect to corporations and other exempt holders, with respect to interest on the notes, dividends paid on the common stock and proceeds received from a disposition of the notes or shares of common stock. Unless you are an exempt recipient such as a corporation, you may be subject to backup withholding tax (currently at a rate of 28%) with respect to interest paid on the notes, dividends paid on the common stock or with respect to proceeds received from a disposition of the notes or shares of common stock. You will be subject to backup withholding if you are not otherwise exempt and you:

•	fail to furnish your taxpayer identification number, or “TIN”, which for an individual is ordinarily his or her social security number;

•	furnish an incorrect TIN;

•	are notified by the IRS that you have failed to properly report payments of interest or dividends; or

•	fail to certify, under penalties of perjury, that you have furnished a correct TIN and that the IRS has not notified you that you are subject to backup withholding.

Backup withholding is not an additional tax but, rather, is a method of tax collection. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability and may be entitled to a refund provided that the required information is furnished to the IRS in a timely manner.

Consequences to Non-U.S. Holders

The following is a summary of certain material U.S. federal income tax consequences that will apply to you if you are a non-U.S. holder of the notes or common stock into which the notes may be converted. For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of notes or common stock that is a nonresident alien individual or a corporation, trust or estate that is not a U.S holder.

“Non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition of the notes or common stock and is not otherwise a resident of the

United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences on the sale, exchange or other disposition of the notes or common stock.

Payments of Interest

Interest paid on a note to you will qualify for the “portfolio interest exemption” and will not be subject to U.S. federal income tax or withholding tax, provided that such interest income is not effectively connected with your conduct of a U.S. trade or business and provided that you:

•	do not actually or by attribution own 10% or more of the combined voting power of all classes of our stock entitled to vote:

•	are not a controlled foreign corporation for U.S. federal income tax purposes that is related to us actually or by attribution through stock ownership:

•	are not a bank that acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and

•

either (a) provides a Form W-8BEN (or a suitable substitute form) signed under penalties of perjury that includes your name and address and certifies as to non-United States status in compliance with applicable law and regulations, or (b) is a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and provides a statement to us or our agent under penalties of perjury in which it certifies that such a Form W-8 (or a suitable substitute form) has been received by it from you or a qualifying intermediary and furnishes us or our agent with a copy. The Treasury regulations provide special certification rules for notes held by a foreign partnership and other intermediaries.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax unless you provides us with a properly executed IRS Form W-8BEN claiming an exemption from (or a reduction of) withholding under the benefit of a treaty.

If interest on a note is effectively connected with a trade or business conducted by you, you generally will not be subject to withholding if you comply with applicable IRS certification requirements (i.e., by delivering a properly executed IRS Form W-8ECI) and generally will be subject to U.S. federal income tax on a net income basis at regular graduated rates in the same manner as if you were a U.S. holder. If you are eligible for the benefits of an income tax treaty between the U.S. and your country of residence, any interest income that is effectively connected with a U.S. trade or business will be subject to U.S. federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such income is attributable to a permanent establishment (or a fixed base in the case of an individual) maintained by you in the U.S. and you claim the benefit of the treaty by properly submitting an IRS Form W-8BEN. If you are a corporation, effectively connected income also may be subject to the additional branch profits tax, which generally is imposed on a foreign corporation on the deemed repatriation from the United States of effectively connected earnings and profits at a 30% rate (or such lower rate as may be prescribed by an applicable tax treaty).

Dividends and Constructive Dividends

In general, if distributions are made with respect to our common stock (including any deemed distributions resulting from certain adjustments, or failures to make certain adjustments, to the conversion price of the notes, see “—Consequences to U.S. Holders—Constructive Dividends” above), such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied in reduction of your tax basis in the common stock, and to the extent such portion exceeds your tax basis, the excess will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under “—Sale, Exchange, Conversion, Redemption, Repurchase or Other Taxable Disposition of the Notes or Common Stock.”

Generally, dividends paid to a non-U.S. holder will be subject to the U.S. federal withholding tax at a 30% rate, subject to the two following exceptions.

•

Dividends effectively connected with a trade or business of a non-U.S. holder and, if a tax treaty applies, attributable to a U.S. permanent establishment maintained by the non-U.S. holder within the United States, generally will not be subject to withholding if the non-U.S. holder complies with applicable IRS certification requirements and generally will be subject to U.S. federal income tax on a net income basis. In the case of a non-U.S. holder that is a corporation, such effectively connected income also may be subject to the branch profits tax, which generally is imposed on a foreign corporation on the deemed repatriation from the United States of effectively connected earnings and profits at a 30% rate (or such lower rate as may be prescribed by an applicable tax treaty).

•

The withholding tax might not apply, or might apply at a reduced rate, under the terms of an applicable tax treaty. Under Treasury regulations, to obtain a reduced rate of withholding under a tax treaty, a non-U.S. holder generally will be required to satisfy applicable certification and other requirements.

Because a constructive dividend deemed received by a non-U.S. holder would not give rise to any cash from which any applicable withholding tax could be satisfied, we may set-off any such withholding tax against cash payments of interest payable on the notes held by any non-U.S. holder.

Sale, Exchange, Redemption, Repurchase or Other Taxable Disposition of the Notes or Common Stock

Any gain realized by you on the sale, exchange, redemption, repurchase or other taxable disposition of the notes or common stock into which the notes may be converted generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States or

•

we are or have been a “United States real property holding corporation,” or a “USRPHC,” for U.S. federal income tax purposes and, provided that our common stock is “regularly traded on an established securities market,” you held directly or indirectly at any time during the five-year period ending on the date of disposition or such shorter period more than five percent of our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future.

If you are engaged in a trade or business in the United States, and if gain realized on a sale, exchange redemption, repurchase or other taxable disposition of notes or common stock is effectively connected with the conduct of this trade or business, you generally will be taxed in the same manner as a U.S. holder (see “—Consequences to U.S. Holders—Sale, Exchange, Redemption, Repurchase or Other Taxable Disposition of Notes” above). You are urged to consult your own tax advisors with respect to other tax consequences of the ownership and disposition of notes or common stock including the possible imposition of branch profits tax at a rate of 30% (or lower treaty rate).

Information Reporting and Backup Withholding

Information Reporting

The payment of interest and dividends to a non-U.S. holder is generally not subject to information reporting on IRS Form 1099 if applicable certification requirements (for example, by delivering a properly executed IRS

Form W-8BEN) are satisfied. The payment of proceeds from the sale or other disposition of the notes or common stock by a broker to a non-U.S. holder generally is not subject to information reporting if:

•

the beneficial owner of the notes or common stock certifies the owner’s non-U.S. status under penalties of perjury (i.e., by providing a properly executed IRS Form W-8BEN), or otherwise establishes an exemption; or

•	the sale or other disposition of the notes or common stock is effected outside the United States by a foreign office, unless the broker is:

•	a U.S. person;

•	a foreign person that derives 50% or more of its gross income for certain periods from activities that are effectively connected with the conduct of a trade or business in the United States;

•	a controlled foreign corporation for U.S. federal income tax purposes; or

•	a foreign partnership more than 50% of the capital or profits of which is owned by one or more U.S. persons or which engages in a U.S. trade or business.

In addition to the foregoing, we must report annually to the IRS and to each non-U.S. holder on IRS Form 1042-S the entire amount of interest or dividends paid to you. This information may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other agreement.

Backup Withholding

Backup withholding (currently at a rate of 28%) is required only on payments that are subject to the information reporting requirements, discussed above, and only if other requirements are satisfied. Even if the payment of proceeds from the sale or other disposition of notes or common stock is subject to the information reporting requirements, the payment of proceeds from a sale or other disposition outside the United States will not be subject to backup withholding unless the payor has actual knowledge that the payee is a U.S. person. Backup withholding does not apply when any other provision of the Code requires withholding. For example, if interest payments are subject to the withholding tax described above under “—Consequences to Non-U.S. Holders—Payments of Interest” backup withholding will not also be imposed. Thus, backup withholding may be required on payments subject to information reporting, but not otherwise subject to withholding.

Backup withholding is not an additional tax. Any amount withheld from a payment to a non-U.S. holder under these rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished timely to the IRS.

SELLING HOLDERS

The notes were originally sold to qualified institutional buyers in a private placement exempt from the registration requirements of the Securities Act. Each initial purchaser and institution that purchased the notes from the initial purchasers and who has provided us with a questionnaire setting forth the information specified below, and that selling holder’s transferees, pledgees, donees and successors which we refer to collectively as the “selling holders”, may from time to time offer and sell pursuant to this prospectus or a supplement hereto any or all of the notes held by that selling holder and common stock into which the notes are convertible.

The following table sets forth information as of August 27, 2007 (except as noted), with respect to the selling holders and the principal amounts of notes beneficially owned by each selling holder that may be offered under this prospectus. This information is based on information provided by or on behalf of the selling holders pursuant to the questionnaires referred to above. No holder of the notes may sell the notes or shares without furnishing to us a questionnaire setting forth the information specified below.

The selling holders may offer all, some or none of the notes or common stock into which the notes are convertible. In addition, the selling holders may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. No selling holder beneficially owns one percent or more of the notes or of our common stock, assuming conversion of the selling holders’ notes and no selling holder has had any material relationship with us or our affiliates within the past three years, except as otherwise indicated in the table below or “Principal Stockholders.”

Information concerning the selling holders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion rate and, therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances.

Name	Principal Amount of Notes Beneficially Owned and Offered (1)	Shares of Common Stock Beneficially Owned Prior to Offering (2)	Conversion Shares Offered (3)	Notes Owned After Completion of Offering (4)	Common Stock Owned After Completion of Offering (4)
Ellsworth Fund Ltd. (5)	$1,000,000	—	96,993	$—	—
Bancroft Fund Ltd. (6)	1,000,000	—	96,993	—	—
Basso Fund Ltd. (7)	150,000	—	14,548	—	—
Basso Holdings Ltd. (7)	1,900,000	—	184,287	—	—
Basso Multi-Strategy Holding Fund Ltd.(7)	450,000	—	43,646	—	—
Quattro Fund Ltd. (8)	2,250,000	—	218,234	—	—
Quattro Multistrategy Masterfund LP (8)	250,000	—	24,248	—	—
The Northwestern Mutual Life Insurance Company (9)	2,750,000	—	266,731	—	—
The Northwestern Mutual Life Insurance Company for its Group Annuity Separate Account (9)	250,000	—	24,248	—	—

(1)

The number of securities beneficially owned is determined under the rules of the Securities and Exchange Commission and the information is not necessarily indicative of beneficial ownership for any other purpose. Under those rules, beneficial ownership includes any securities as to which the individual has sole or shared voting power or investment power and also any securities which the individual has the right to acquire within 60 days after the date the selling holder provided this information, through the exercise of any stock option or other right. The inclusion in the table of securities, however, does not constitute an admission that the selling holders are direct or indirect beneficial owners of those securities. The selling holders have sole voting power and investment power with respect to all securities of capital stock listed as owned by the selling holders.

(2)	Does not include shares of common stock issuable upon conversion of the notes.
(3)	Represents shares of common stock issuable upon conversion of the notes that are beneficially owned and offered by the selling holder, assuming a conversion price of $10.31 per share of common stock and a cash payment in lieu of any fractional share interest. The number of shares issuable upon conversion is subject to adjustment as described under “Description of the Notes—Conversion.”
(4)	Assumes that all of the notes and/or all of the common stock into which the notes are convertible are sold.
(5)	Ellsworth Fund Ltd. (“Ellsworth”) is a registered investment company. Davis-Dinsmore Management Company, as investment advisor to Ellsworth, has the power to direct investments and the power to vote the securities. The address for Ellsworth is 65 Madison Avenue, Suite 550, Morristown, NJ 07960.
(6)	Bancroft Fund Ltd. (“Bancroft”) is a registered investment company. Davis-Dinsmore Management Company, as investment advisor to Bancroft, has the power to direct investments and the power to vote the securities. The address for Bancroft is 65 Madison Avenue, Suite 550, Morristown, NJ 07960.
(7)	Basso Capital Management, L.P. (“Basso Management”) is the investment manager of this selling holder with respect to the aggregate principal amount of notes set forth next to this selling holder’s name. Howard I. Fischer is a managing member of Basso GP, LLC, the General Partner of Basso Management, and as such has investment power and voting control over the notes. Mr. Fischer disclaims beneficial ownership of the notes. Information disclosed in this table was obtained from this selling holder on August 21, 2007. The address for this selling holder is 1266 East Main Street, Stamford, CT 06902.
(8)	Information disclosed in this table was obtained from this selling holder on August 22, 2007. The address for this selling holder is 546 Fifth Avenue, 19th Floor, New York, NY 10036.
(9)	Northwestern Investment Management Company (“NIMC”) is the investment advisor to this selling holder with respect to the aggregate principal amount of notes set forth next to this selling holder’s name. Jerome R. Baier is a portfolio manager for NIMC and manages the portfolio which holds these notes and may therefore be deemed to be an indirect beneficial owner with shared voting power and investment power with respect to the notes. Mr. Baier disclaims beneficial ownership of the notes. Information disclosed in this table was obtained from this selling holder on August 21, 2007. The address for this selling holder is 720 East Wisconsin Avenue, Milwaukee, WI 53202.

PLAN OF DISTRIBUTION

The selling holders and their successors, which term includes their transferees, pledgees or donees or their successors may sell the notes and the underlying common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The securities may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to the prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including The NASDAQ Global Market;

•	in the over-the-counter market

•	otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade. In connection with the sale of the notes and the underlying common stock or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the common stock in the course of hedging the positions they assume with selling holders. The selling holders may also sell the notes and the underlying common stock short and deliver these securities to close out such short positions, or loan or pledge the notes or the underlying common stock to broker-dealers that in turn may sell these securities.

The aggregate proceeds to the selling holders from the sale of the notes or the underlying common stock offered by them hereby will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

Our outstanding common stock is listed for trading on The NASDAQ Global Market. We do not intend to list the notes for trading on any national securities exchange and can give no assurance about the development of any trading market for the notes. In order to comply with the securities laws of some states, if applicable, the notes and the underlying common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

Broker-dealers or agents who participate in the sale of the notes and the underlying common stock are “underwriters” within the meaning of Section 2(11) of the Securities Act. Selling holders who participate in the sale of the notes and the underlying common stock may also be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Profits on the sale of the notes and the underlying common stock by selling holders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling holders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. To the extent the selling holders are deemed to be “underwriters,” they may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

The selling holders and any other person participating in a distribution are subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of any of the securities by the selling holders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

To our knowledge, there are currently no plans, arrangements or understandings between any selling holder and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling holders.

A selling holder may decide not to sell any notes or the underlying common stock described in this prospectus. We cannot assure you that any selling holder will use this prospectus to sell any or all of the notes or the underlying common stock. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, a selling holder may transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

With respect to a particular offering of the notes and the underlying common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

•	the specific notes or common stock to be offered and sold;

•	the names of the selling holders;

•	the respective purchase prices and public offering prices and other material terms of the offering;

•	the names of any participating agents, broker-dealers or underwriters; and

•	any applicable commissions, discounts, concessions and other items constituting compensation from the selling holders.

We entered into the registration rights agreement for the benefit of holders of the notes to register their notes and the underlying common stock under applicable federal and state securities laws under certain circumstances and at certain times. The registration rights agreement provides that the selling holders and we will indemnify each other and their respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the underlying common stock, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. We will pay all of our expenses and specified expenses incurred by the selling holders incidental to the registration, offering and sale of the notes and the underlying common stock to the public, but each selling holder will be responsible for payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents. We estimate that our total expenses in connection with this registration of notes and underlying common stock will be approximately $225,799.

LEGAL MATTERS

Bryan Cave LLP, our outside counsel, has passed upon the legality of the notes and shares of common stock issuable upon conversion of the notes. Scott Hodes, a partner in Bryan Cave LLP, is also one of our directors and, as of August 28, 2007, beneficially owned 88,424 shares of our common stock and 3,712 shares of our Class B common stock.

EXPERTS

Our consolidated financial statements as of June 3, 2006 and June 2, 2007 and for each of the years in the two year period ended June 2, 2007, contained in this prospectus have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report included herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Richardson Electronics, Ltd. for the year ended May 28, 2005, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy any of these documents at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s Internet website at www.sec.gov.

You may receive a copy of any of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing or calling the Investor Relations Department, Richardson Electronics, Ltd., 40W267 Keslinger Road, P.O. Box 393, LaFox, Illinois 60147-0393, telephone (630) 208-2371. You can also find information about the Company at our Internet website at www.rell.com. Information contained on our website does not constitute part of this prospectus.

We have filed with the SEC a registration statement to register the securities offered by this prospectus under the Securities Act. This prospectus is part of that registration statement, but omits certain information contained in the registration statement, as permitted by SEC rules. For further information with respect to our company and this offering, reference is made to the registration statement and the exhibits and any schedules filed with the registration statement. Statements contained in this prospectus as to the contents of any document referred to are not necessarily complete and in each instance, if the document is filed as an exhibit, reference is made to the copy of the document filed as an exhibit to the registration statement, each statement being qualified in all respects by that reference. You may obtain copies of the registration statement, including exhibits, as noted in the first paragraph above.

RICHARDSON ELECTRONICS, LTD.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Richardson Electronics, Ltd.;

We have audited the accompanying consolidated balance sheets of Richardson Electronics, Ltd. as of June 2, 2007 and June 3, 2006, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the two years in the period ended June 2, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Richardson Electronics, Ltd. at June 2, 2007 and June 3, 2006, and the consolidated results of its operations and its cash flows for each of the two years in the period ended June 2, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Richardson Electronics, Ltd.’s internal control over financial reporting as of June 2, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 16, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Chicago, Illinois

August 16, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Richardson Electronics, Ltd.:

We have audited the accompanying consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows of Richardson Electronics, Ltd. and subsidiaries for the year ended May 28, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations of Richardson Electronics, Ltd. and subsidiaries and their cash flows for the year ended May 28, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Chicago, Illinois

August 26, 2005, except for the Stock-Based

Compensation and Earnings Per Share

sections of Note A to the consolidated financial

statements, as to which the date is

February 1, 2006, the geographic and long-lived asset information included in Note M to the consolidated financial statements,

as to which the date is August 30, 2006, and Note B to the consolidated financial statements as to which the date is August 16, 2007

Item 8. Financial Statements and Supplementary Data

RICHARDSON ELECTRONICS, LTD.

Consolidated Balance Sheets

(in thousands, except per share amounts)

	June 2, 2007	June 3, 2006
Assets
Current assets:
Cash and cash equivalents	$17,436	$17,010
Restricted cash	61,899	—
Receivables, less allowance of $1,574 and $1,965	105,709	99,631
Inventories	110,174	99,484
Prepaid expenses	5,129	3,509
Deferred income taxes	2,131	1,527
Current assets of discontinued operations held for sale	242	34,168

Total current assets	302,720	255,329

Non-current assets:
Property, plant and equipment, net	29,703	30,070
Goodwill	11,611	11,256
Other intangible assets, net	1,581	2,092
Non-current deferred income taxes	389	1,300
Assets held for sale	1,004	1,018
Other assets	2,058	3,814
Non-current assets of discontinued operations held for sale	5	4,420

Total non-current assets	46,351	53,970

Total assets	$349,071	$309,299

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$55,530	$45,194
Accrued liabilities	31,330	29,769
Current portion of long-term debt	65,711	14,016
Current liabilities of discontinued operations held for sale	2,737	8,119

Total current liabilities	155,308	97,098

Non-current liabilities:
Long-term debt, less current portion	55,683	110,500
Non-current liabilities	1,535	1,169
Non-current liabilities of discontinued operations held for sale	—	2,292

Total non-current liabilities	57,218	113,961

Total liabilities	212,526	211,059

Stockholders’ equity
Common stock, $0.05 par value; issued 15,920 shares at June 2, 2007 and 15,663 shares at June 3, 2006	796	783
Class B common stock, convertible, $0.05 par value; issued 3,048 shares at June 2, 2007 and 3,093 shares at June 3, 2006	152	155
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	118,880	119,149
Common stock in treasury, at cost, 1,179 shares at June 2, 2007 and 1,261 shares at June 3, 2006	(6,989)	(7,473)
Retained earnings (accumulated deficit)	21,631	(19,048)
Accumulated other comprehensive income	2,075	897
Accumulated other comprehensive income from discontinued operations held for sale	—	3,777

Total stockholders’ equity	136,545	98,240

Total liabilities and stockholders’ equity	$349,071	$309,299

See notes to consolidated financial statements.

RICHARDSON ELECTRONICS, LTD.

Consolidated Statements of Operations

(in thousands, except per share amounts)

	Fiscal Year Ended
	June 2, 2007	June 3, 2006	May 28, 2005
Statements of Operations
Net sales	$557,291	$529,097	$473,143
Cost of sales	424,888	400,607	364,038

Gross profit	132,403	128,490	109,105
Selling, general, and administrative expenses	128,175	120,233	112,011
Gain on disposal of assets	(3,616)	(154)	(9,918)

Operating income	7,844	8,411	7,012

Other (income) expense:
Interest expense	5,292	6,281	6,133
Investment income	(992)	(411)	(388)
Foreign exchange (gain) loss	(1,078)	712	(969)
Retirement of long-term debt expenses	2,540	—	—
Other, net	(100)	303	(51)

Total other expense	5,662	6,885	4,725

Income from continuing operations before income taxes	2,182	1,526	2,287
Income tax provision	634	5,536	21,067

Income (loss) from continuing operations	1,548	(4,010)	(18,780)
Discontinued operations:
Income (loss) from discontinued operations, net of provision for income tax of $3,428, $2,682, and $3,533, respectively	(2,434)	1,368	2,763
Gain on sale of discontinued operations, net of provision for income tax of $2,824	41,565	—	—

Income from discontinued operations	39,131	1,368	2,763

Net income (loss)	$40,679	$(2,642)	$(16,017)

Net income (loss) per common share—basic:
Income (loss) from continuing operations	$0.09	$(0.23)	$(1.13)
Income from discontinued operations	2.27	0.08	0.17

Net income (loss) per common share—basic	$2.36	$(0.15)	$(0.96)

Net income (loss) per Class B common share—basic:
Income (loss) from continuing operations	$0.08	$(0.21)	$(1.02)
Income from discontinued operations	2.04	0.07	0.15

Net income (loss) per Class B common share—basic	$2.12	$(0.14)	$(0.87)

Net income (loss) per common share—diluted:
Income (loss) from continuing operations	$0.09	$(0.23)	$(1.13)
Income from discontinued operations	2.21	0.08	0.17

Net income (loss) per common share—diluted	$2.30	$(0.15)	$(0.96)

Net income (loss) per Class B common share—diluted:
Income (loss) from continuing operations	$0.08	$(0.21)	$(1.02)
Income from discontinued operations	2.03	0.07	0.15

Net income (loss) per Class B common share—diluted	$2.11	$(0.14)	$(0.87)

Weighted average number of shares:
Common shares—basic	14,517	14,315	13,822

Class B common shares—basic	3,048	3,093	3,120

Common shares—diluted	17,667	14,315	13,822

Class B common shares—diluted	3,048	3,093	3,120

Dividends per common share	$0.160	$0.160	$0.160

Dividends per Class B common share	$0.144	$0.144	$0.144

See notes to consolidated financial statements.

RICHARDSON ELECTRONICS, LTD.

Consolidated Statements of Cash Flows

(in thousands)

	Fiscal Year Ended
	June 2, 2007	June 3, 2006	May 28, 2005
Operating activities:
Net income (loss)	$40,679	$(2,642)	$(16,017)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	6,126	6,240	5,298
Stock compensation expense	845	—	—
Gain on disposition of segment of business	(41,565)	—	—
(Gain) loss on disposal of assets	(3,582)	3	(9,918)
Retirement of long-term debt expenses	2,540	—	—
Deferred income taxes	309	1,462	18,281
Receivables	(3,635)	(5,417)	2,303
Inventories	(9,836)	(10,420)	(9,618)
Accounts payable and accrued liabilities	2,637	15,910	1,037
Other liabilities	371	(267)	1,156
Other	(4,558)	588	5,465

Net cash (used in) provided by operating activities	(9,669)	5,457	(2,013)

Investing activities:
Capital expenditures	(6,401)	(6,211)	(6,975)
Proceeds from sale of assets	5,093	278	10,925
Proceeds from sale of segment of business, net of transaction expenses paid	78,114	—	—
Business acquisitions, net of cash acquired	—	(6,800)	(971)
Proceeds from sales of available-for-sale securities	3,774	2,317	3,042
Purchases of available-for-sale securities	(274)	(2,317)	(3,042)

Net cash provided by (used in) investing activities	80,306	(12,733)	2,979

Financing activities:
Proceeds from borrowings	258,561	252,997	113,229
Payments on debt	(250,419)	(249,853)	(131,624)
Restricted cash	(61,899)	—	—
Proceeds from issuance of common stock	1,948	710	29,729
Cash dividends	(2,764)	(2,736)	(2,719)
Payments on retirement of long-term debt	(15,915)	—	—
Other	(674)	(1,711)	(2,364)

Net cash (used in) provided by financing activities	(71,162)	(593)	6,251

Effect of exchange rate changes on cash and cash equivalents	951	578	512

Increase (decrease) in cash and cash equivalents	426	(7,291)	7,729
Cash and cash equivalents at beginning of period	17,010	24,301	16,572

Cash and cash equivalents at end of period	$17,436	$17,010	$24,301

Supplemental Disclosure of Cash Flow Information:
Cash paid during the fiscal year for:
Interest	$11,142	$9,026	$9,131
Income taxes	$2,530	$1,916	$565

See notes to consolidated financial statements.

RICHARDSON ELECTRONICS, LTD.

Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss)

(in thousands)

	Comprehensive Income (Loss)	Common	Class B Common	Par Value	Additional Paid In Capital	Treasury Stock	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Discontinued Accumulated Other Comprehensive Income (Loss)	Total
Balance May 29, 2004:		12,524	3,168	$784	$93,877	$(8,515)	$1,650	$(2,415)	$800	$86,181
Comprehensive income (loss):
Net loss	$(16,017)	—	—	—	—	—	(16,017)	—	—	(16,017)
Recognition of unearned compensation	—	—	—	—	242	—	—	—	—	242
Currency translation, net of tax	597	—	—	—	—	—	—	33	564	597
Fair value adjustments on investment, net of tax	121	—	—	—	—	—	—	121	—	121
Cash flow hedges, net of tax	66	—	—	—	—	—	—	66	—	66

Comprehensive loss	$(15,233)

Common stock issued		3,025	—	152	28,153	621	—	—	—	28,926
Conversion of Class B shares to common stock		48	(48)	—	—	—	—	—	—	—
Dividends paid to:
Common ($0.04 per share)		—	—	—	(568)	—	(1,699)	—	—	(2,267)
Class B ($0.036 per share)		—	—	—	(113)	—	(340)	—	—	(453)

Balance May 28, 2005:		15,597	3,120	936	121,591	(7,894)	(16,406)	(2,195)	1,364	97,396
Comprehensive income (loss):
Net loss	$(2,642)	—	—	—	—	—	(2,642)	—	—	(2,642)
Recognition of unearned compensation	—	—	—	—	(17)	—	—	—	—	(17)
Currency translation, net of tax	5,289	—	—	—	—	—	—	2,876	2,413	5,289
Fair value adjustments on investment, net of tax	216	—	—	—	—	—	—	216	—	216

Comprehensive income	$2,863

Common stock issued		39	—	2	311	421	—	—	—	734
Conversion of Class B shares to common stock		27	(27)	—	—	—	—	—	—	—
Dividends paid to:
Common ($0.04 per share)		—	—	—	(2,289)	—	—	—	—	(2,289)
Class B ($0.036 per share)		—	—	—	(447)	—	—	—	—	(447)

Balance June 3, 2006:		15,663	3,093	938	119,149	(7,473)	(19,048)	897	3,777	98,240
Comprehensive income:
Net income	$40,679	—	—	—	—	—	40,679	—	—	40,679
Recognition of unearned compensation	—	—	—	—	8	—	—	—	—	8
Stock compensation	—	—	—	—	930	—	—	—	—	930
Currency translation, net of tax	2,566	—	—	—	—	—	—	1,459	1,107	2,566
Fair value adjustments on investment, net of tax	(281)	—	—	—	—	—	—	(281)	—	(281)

Comprehensive income	$42,964

Recognition of currency translation		—	—	—	—	—	—	—	(4,884)	(4,884)
Common stock issued		212	—	10	1,557	484	—	—	—	2,051
Conversion of Class B shares to common stock		45	(45)	—	—	—	—	—	—	—
Dividends paid to:
Common ($0.04 per share)		—	—	—	(2,323)	—	—	—	—	(2,323)
Class B ($0.036 per share)		—	—	—	(441)	—	—	—	—	(441)

Balance June 2, 2007		15,920	3,048	$948	$118,880	$(6,989)	$21,631	$2,075	$—	$136,545

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(in thousands, except per share amounts)

Note A—Significant Accounting Policies

Principles of Consolidation: Fiscal Year—Richardson Electronics, Ltd. (the “Company”) fiscal year ends on the Saturday nearest the end of May. Fiscal years 2007 and 2005 contain 52 weeks while fiscal year 2006 contains 53 weeks. All references herein for the years 2007, 2006, and 2005 represent the fiscal years ended June 2, 2007, June 3, 2006, and May 28, 2005, respectively.

The consolidated financial statements include the Company and its subsidiaries. Significant intercompany transactions and accounts have been eliminated.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Values of Financial Instruments: The fair values of financial instruments are determined based on quoted market prices and market interest rates as of the end of the reporting period. The Company’s financial instruments include accounts receivable, accounts payable, accrued liabilities, and long-term debt. The fair values of these financial instruments, with the exception of long-term debt as disclosed in Note H, were not materially different from their carrying or contract values at June 2, 2007 and June 3, 2006.

Cash Equivalents and Restricted Cash: The Company considers short-term, highly liquid investments that are readily convertible to known amounts of cash, and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates, and that have maturity of three months or less, when purchased, to be cash equivalents. The carrying amounts reported in the balance sheet for cash and cash equivalents approximate the fair market values of these assets.

The Company maintained $61,899 of restricted cash as of June 2, 2007, due to year end cash balances resulting from proceeds from the sale of the Company’s Security Systems Division/Burtek Systems (SSD/Burtek) business unit, that are required by the Company’s multi-currency revolving credit agreement (credit agreement) to be used to pay down outstanding debt amounts under the credit agreement.

Allowance for Doubtful Accounts: The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The estimates are influenced by the following considerations: continuing credit evaluation of customers’ financial conditions; aging of receivables, individually and in the aggregate; large number of customers which are widely dispersed across geographic areas; collectability and delinquency history by geographic area; and the fact that no single customer accounts for 10% or more of net sales. Significant changes in one or more of these considerations may require adjustments to the allowance affecting net income and net carrying value of accounts receivable. At June 2, 2007, the allowance for doubtful accounts was $1,574 as compared to $1,965 at June 3, 2006.

Inventories: The Company’s worldwide inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method. Inventories include material, labor, and overhead associated with such inventories. Substantially all inventories represent finished goods held for sale.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Improvements and replacements are capitalized while expenditures for maintenance and repairs are charged to expense as incurred. Provisions for depreciation are computed using the straight-line method over the estimated useful life of the asset. Depreciation expense was $5,163, $5,582, and $4,734 in fiscal 2007, 2006, and 2005, respectively. Property, plant and equipment consist of the following:

	June 2, 2007	June 3, 2006
Land and improvements	$1,274	$1,307
Buildings and improvements	18,165	18,484
Computer and communications equipment	29,966	28,688
Machinery and other equipment	19,266	18,484

	68,671	66,963
Accumulated depreciation	(38,968)	(36,893)

Property, plant and equipment, net	$29,703	$30,070

Supplemental disclosure information of the estimated useful life of the asset:

Land and improvements	10 years
Buildings and improvements	10 - 30 years
Computer and communications equipment	3 - 10 years
Machinery and other equipment	3 - 10 years

The Company is in the application development stage of implementing certain modules of enterprise resource management software (PeopleSoft). In accordance with Accounting Standards Executive Committee (AcSEC) Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, the Company capitalizes all direct costs associated with the application development of this software including software acquisition costs, licensing fees, consulting costs, and internal payroll costs. The Statement requires these costs to be depreciated once the application development stage is complete. The unamortized balance of the aforementioned capitalized costs, included within computer and communications equipment, is $8,042 and $5,022 at June 2, 2007 and June 3, 2006, respectively.

Other Assets: Other assets consist of the following:

	June 2, 2007	June 3, 2006
Investments	$1,001	$3,781
Notes receivable	1,057	—
Other deferred charges, net	—	33

Other assets	$2,058	$3,814

The Company’s investments are primarily equity securities, all of which are classified as available-for-sale and are carried at their fair value based on the quoted market prices. Proceeds from the sale of the securities were $3,774, $2,317, and $3,042 during fiscal 2007, 2006, and 2005, respectively. During the second quarter of fiscal 2007, the Company retained $3,500 of the proceeds from the sale of securities, while in prior periods all the proceeds from the sale of securities were reinvested. The cost of the equity securities sold were based on a specific identification method. Gross realized gains on those sales were $773, $299, and $372 in fiscal 2007,

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

2006, and 2005, respectively. Gross realized losses on those sales were $64, $141, and $102 in fiscal 2007, 2006, and 2005, respectively. Net unrealized holding gains of $428, $216, and $121, have been included in accumulated comprehensive income (loss) for fiscal 2007, 2006, and 2005, respectively.

The following table is the disclosure under Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, for the investment in marketable equity securities with fair values less than cost basis:

	Marketable Security Holding Length
	Less Than 12 Months		More Than 12 Months		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
June 2, 2007
Common Stock	$65	$4	$—	$—	$65	$4
June 3, 2006
Common Stock	$623	$34	$158	$17	$781	$51

Goodwill and Other Intangible Assets: In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, (SFAS No. 142) which requires that goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to annual impairment testing. Intangible assets with finite lives are amortized over their estimated useful lives on a straight line basis.

Management reviews the valuation of goodwill and intangible assets not subject to amortization at least annually, or more frequently, if events or circumstances indicate that goodwill might be impaired. The Company utilizes the comparison of reporting units’ fair value derived by discounted cash flow analysis and their book value as an indicator of potential impairment. The application of SFAS No. 142 and the annual impairment test are discussed in Note C.

Accrued Liabilities: Accrued liabilities consist of the following:

	June 2, 2007	June 3, 2006
Compensation and payroll taxes	$11,041	$12,035
Interest	1,990	2,730
Income taxes	10,408	7,986
Professional fees	1,165	1,884
Other accrued expenses	6,726	5,134

Accrued liabilities	$31,330	$29,769

Warranties: The Company offers warranties for specific products it manufactures. The Company also provides extended warranties for some products it sells that lengthen the period of coverage specified in the manufacturer’s original warranty. Terms generally range from one to three years.

The Company estimates the cost to perform under its warranty obligation and recognizes this estimated cost at the time of the related product sale. The Company reports this expense as an element of cost of sales in its Consolidated Statements of Operations. Each quarter, the Company assesses actual warranty costs incurred, on a product-by-product basis, as compared to its estimated obligation. The estimates with respect to new products are based generally on knowledge of the products, are extrapolated to reflect the extended warranty period, and are refined each quarter as better information with respect to warranty experience becomes known.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

Warranty reserves are established for costs that are expected to be incurred after the sale and delivery of products under warranty. The warranty reserves are determined based on known product failures, historical experience, and other currently available evidence.

Changes in the warranty reserve for fiscal 2007 and 2006 were as follows:

Warranty Reserve
Balance at May 28, 2005	$1,439
Accruals for products sold	932
Utilization	(589)
Adjustment	(946)

Balance at June 3, 2006	$836
Accruals for products sold	629
Utilization	(594)
Adjustment	(456)

Balance at June 2, 2007	$415

During the second quarter of fiscal 2003, the Display Systems Group provided a three-year warranty on some of its products. As the extended warranty on the first products sold under the warranty program expired during the second quarter of fiscal 2006, along with additional warranty experience available during the first six months of fiscal 2006, the Company revised its estimate of the warranty reserve to reflect the actual warranty experience to date. As a result, an adjustment of $946 was recorded during the second quarter of fiscal 2006. As a result of lower than anticipated failure rates and lower sales volume of products with this warranty feature, further reserve adjustments of $456 were recorded during fiscal 2007.

Non-Current Liabilities: Non-current liabilities of $1,535 at June 2, 2007 and $1,169 at June 3, 2006 represent the pension obligations for qualified Korea and Italy employees.

Foreign Currency Translation: Foreign currency balances are translated into U.S. dollars at end-of-period rates. Revenues and expenses are translated at the current rate on the date of the transaction. Gains and losses resulting from foreign currency transactions are included in income. Foreign currency transactions reflected in operations was gain of $1,078 in fiscal 2007, a loss of $712 in fiscal 2006, and a gain of $969 in fiscal 2005. Gains and losses resulting from translation of foreign subsidiary financial statements are credited or charged directly to accumulated other comprehensive income (loss), a component of stockholders’ equity.

Revenue Recognition: The Company’s product sales are recognized as revenue upon shipment, when title passes to the customer, delivery has occurred or services have been rendered, and collectibility is reasonably assured. The Company’s terms are generally FOB shipping point and sales are recorded net of discounts and returns based on the Company’s historical experience. The Company’s products are often manufactured to meet the specific design needs of its customers’ applications. Its engineers work closely with customers in ensuring that the product the Company seeks to provide them will meet their needs, but its customers are under no obligation to compensate the Company for designing the products it sells; the Company retains the rights to its designs.

Shipping and Handling Fees and Costs: Shipping and handling costs billed to customers are reported as revenue and the related costs are reported as cost of sales.

Income Taxes: The Company recognizes deferred tax assets and liabilities based on the differences between financial statement carrying amounts and the tax bases of assets and liabilities. The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based on a number of

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

factors, including both positive and negative evidence, in determining the need for a valuation allowance. Those factors include historical taxable income or loss, projected future taxable income or loss, the expected timing of the reversals of existing temporary differences, and the implementation of tax planning strategies. In circumstances where the Company or any of its affiliates has incurred three years of cumulative losses which constitute significant negative evidence, positive evidence of equal or greater significance is needed by the Company at a minimum to overcome that negative evidence before a tax benefit is recognized for deductible temporary differences and loss carryforwards. In evaluating the positive evidence available, expectations as to future taxable income would rarely be sufficient to overcome the negative evidence of recent cumulative losses, even if supported by detailed forecasts and projections. In order to reverse the recorded valuation allowance, the Company would likely need to have positive cumulative earnings for the three-year period preceding the year of the reversal. Therefore, the Company’s projections as to future earnings would not be used as an indicator in analyzing whether a valuation allowance established in a prior year can be removed or reduced.

Discontinued Operations: In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, (SFAS No. 144) the Company reported the results of SSD/Burtek as a discontinued operation, and has restated prior periods to reflect this presentation. The application of SFAS No. 144 is discussed in Note B.

Stock-Based Compensation: Prior to fiscal 2007, the Company accounted for its stock-based compensation under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations (APB No. 25), and adopted the disclosure-only provision of SFAS No. 123, Accounting for Stock-Based Compensation. Under APB No. 25, no stock-based compensation cost was reflected in net income for grants of stock options prior to fiscal 2006 because the Company grants stock options with an exercise price equal to the market value of the stock on the date of grant. Stock-based compensation totaled approximately $964 in fiscal 2006 and $1,834 in fiscal 2005.

Under APB No. 25, pro-forma expense for stock options was calculated using a graded-vesting schedule over the applicable vesting period, which generally ranges from two to four years. Upon adoption of SFAS No. 123 (Revised 2004), Share-Based Payment, (SFAS No. 123(R)) the Company records compensation expense using a graded-vesting schedule over the applicable vesting period, or to the date on which retirement eligibility is achieved, if shorter (non-substantive vesting period approach). Had the Company used the fair value based accounting method for stock compensation expense prescribed by SFAS No. 123(R), the Company’s net income and earnings per share for fiscal 2006 and fiscal 2005 would have been reduced to the pro-forma amount illustrated as follows (in thousands, except per share amounts):

	Fiscal Year Ended
	June 3, 2006	May 28, 2005
Net loss—as reported	$(2,642)	$(16,017)
Add: Reported stock-based compensation expense, net of tax	7	425
Deduct: Fair valued based compensation expense, net of tax	(964)	(1,834)

Pro-forma net loss	$(3,599)	$(17,426)

Earnings per share, as reported:
Common stock—basic	$(0.15)	$(0.96)

Class B common stock—basic	$(0.14)	$(0.87)

Common stock—diluted	$(0.15)	$(0.96)

Class B common stock—diluted	$(0.14)	$(0.87)

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

	Fiscal Year Ended
	June 3, 2006	May 28, 2005
Earnings per share, pro forma:
Common stock—basic	$(0.21)	$(1.05)

Class B common stock—basic	$(0.19)	$(0.95)

Common stock—diluted	$(0.21)	$(1.05)

Class B common stock—diluted	$(0.19)	$(0.95)

Effective June 4, 2006, the Company adopted SFAS No. 123 (R), which requires the measurement and recognition of compensation cost at fair value for all share-based payments, including stock options. Using the modified prospective method, stock-based compensation for fiscal 2007 includes compensation expense, recognized over the applicable vesting periods, for new share-based awards and for share-based awards granted prior to, but not yet vested, as of June 3, 2006. Stock-based compensation totaled approximately $1,038 for fiscal 2007.

Stock options granted to members of the Board of Directors generally vest immediately and stock options granted to employees generally vest over a period of five years and have contractual terms for exercise of ten years. A summary of stock option activity is as follows (in thousands, except option prices and years):

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Options outstanding at May 29, 2004	1,455	$9.58
Granted	313	7.75
Exercised	(24)	6.96
Cancelled	(43)	4.05

Options outstanding at May 28, 2005	1,701	$9.46
Granted	436	8.14
Exercised	(41)	7.22
Cancelled	(245)	8.86

Options outstanding at June 3, 2006	1,851	$9.26
Granted	319	8.70
Exercised	(212)	7.18
Cancelled	(257)	9.35

Options outstanding at June 2, 2007	1,701	$9.40	5.76	$2,132

Options exercisable at June 2, 2007	1,046	$9.97	3.96	$1,308

There were 212 stock options exercised during fiscal 2007, with cash received of $1,522 and a realized gain of $428. The total intrinsic value of options exercised during fiscal 2007 and 2006 totaled $465 and $50, respectively. The weighted average fair value of stock option grants was $3.94 for fiscal 2007 and $3.14 for fiscal 2006. As of June 2, 2007, total unrecognized compensation costs related to nonvested stock options was $1,707 which is expected to be recognized over the remaining weighted average period of five years. The total grant date fair value of stock options vested during fiscal 2007 was $609.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

The fair value of stock options is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Fiscal Year Ended
	June 2, 2007	June 3, 2006
Expected volatility	48.12%	43.49%
Risk-free interest rate	4.73%	4.30%
Expected lives	6.50	5.12
Annual cash dividend	$0.16	$0.16

The fiscal 2007 and 2006 expected volatility assumptions are based on historical experience. The fiscal 2007 expected stock option life assumption is based on the Securities and Exchange Commission’s guidance in Staff Accounting Bulletin No. 107 and the fiscal 2006 expected stock option life assumption is based on historical experience. The risk-free interest rate is based on the yield of a treasury note with a remaining term equal to the expected life of the stock option.

The following table summarizes information about stock options outstanding at June 2, 2007 (in thousands, except option prices and years):

	Outstanding				Exercisable
Exercise Price Range	Shares	Price	Life	Aggregate Intrinsic Value	Shares	Price	Life	Aggregate Intrinsic Value
$5.38 to $7.50	357	$6.94	3.4	$985	343	$6.93	3.2	$948
$7.75 to $9.00	808	$8.29	7.5	$1,138	252	$8.27	5.1	$360
$9.23 to $13.81	536	$12.71	4.7	$9	451	$13.24	3.9	$—

Total	1,701	$9.40	5.8		1,046	$9.97	4.0

A summary of restricted stock award transactions was as follows:

Shares
Unvested at May 29, 2004	31
Granted	18
Vested	(29)
Cancelled	(7)

Unvested at May 28, 2005	13
Granted	3
Vested	(12)
Cancelled	—

Unvested at June 3, 2006	4
Granted	11
Vested	(12)
Cancelled	—

Unvested at June 2, 2007	3

Compensation effects arising from issuing stock awards were $108, $7, and $425 in fiscal 2007, 2006, and 2005, and have been charged against income and recorded as additional paid-in capital in the Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss).

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

Earnings per Share: The Company has authorized 30,000 shares of common stock, 10,000 shares of Class B common stock, and 5,000 shares of preferred stock. The Class B common stock has ten votes per share. The Class B common stock has transferability restrictions; however, it may be converted into common stock on a share-for-share basis at any time. With respect to dividends and distributions, shares of common stock and Class B common stock rank equally and have the same rights, except that Class B common stock cash dividends are limited to 90% of the amount of common stock cash dividends.

According to the Emerging Issues Task Force Issue No. 03-6 “Participating Securities and the Two-Class Method under FASB Statement No. 128” (EITF Issue No. 03-6), the Company’s Class B common stock is considered a participating security requiring the use of the two-class method for the computation of basic and diluted earnings per share. The two-class computation method for each period reflects the cash dividends paid per share for each class of stock, plus the amount of allocated undistributed earnings per share computed using the participation percentage which reflects the dividend rights of each class of stock. Basic and diluted earnings per share reflect the application of EITF Issue No. 03-6 and was computed using the two-class method. The shares of Class B common stock are considered to be participating convertible securities since the shares of Class B common stock are convertible on a share-for-share basis into shares of common stock and may participate in dividends with common stock according to a predetermined formula (90% of the amount of common stock cash dividends).

Diluted earnings per share is calculated by dividing net income, adjusted for interest savings, net of tax, on assumed conversion of convertible debentures and notes, by the actual shares outstanding and share equivalents that would arise from the exercise of stock options, certain restricted stock awards, and the assumed conversion of convertible debentures and notes when dilutive. For the fiscal years ended June 2, 2007 and June 3, 2006, the assumed conversion and the effect of the interest savings of the Company’s 7 3/4% convertible senior subordinated notes (7 3/4% notes) and 8% convertible senior subordinated notes (8% notes) were excluded because their inclusion would have been anti-dilutive. For the fiscal year ended May 28, 2005, the assumed conversion and the effect of the interest savings of the Company’s 7 1/4% convertible debentures (7 1/4% debentures), 8 1/4% convertible senior subordinated debentures (8 1/4% debentures) and 7 3/4% notes were excluded because their inclusion would have been anti-dilutive. The per share amounts presented in the Consolidated Statements of Operations are based on the following amounts:

	Fiscal Year Ended
	June 2, 2007	June 3, 2006	May 28, 2005
Numerator for basic and diluted EPS:
Income (loss) from continuing operations	$1,548	$(4,010)	$(18,780)
Less dividends:
Common stock	2,323	2,289	2,267
Class B common stock	441	447	453

Undistributed losses	$(1,216)	$(6,746)	$(21,500)

Common stock undistributed losses	$(1,023)	$(5,648)	$(17,870)
Class B common stock undistributed losses—basic	(193)	(1,098)	(3,630)

Total undistributed losses—common stock and Class B common stock—basic	$(1,216)	$(6,746)	$(21,500)

Common stock undistributed losses	$(1,024)	$(5,648)	$(17,870)
Class B common stock undistributed losses—diluted	(192)	(1,098)	(3,630)

Total undistributed losses—Class B common stock—diluted	$(1,216)	$(6,746)	$(21,500)

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

	Fiscal Year Ended
	June 2, 2007	June 3, 2006	May 28, 2005
Numerator for basic and diluted EPS:
Income from discontinued operations	$39,131	$1,368	$2,763
Less dividends:
Common stock	2,323	2,289	2,267
Class B common stock	441	447	453

Undistributed earnings (losses)	$36,367	$(1,368)	$43

Common stock undistributed earnings (losses)	$30,587	$(1,145)	$36
Class B common stock undistributed earnings (losses)—basic	5,780	(223)	7

Total undistributed earnings (losses)—common stock and Class B common stock—basic	$36,367	$(1,368)	$43

Common stock undistributed earnings (losses)	$30,621	$(1,145)	$36
Class B common stock undistributed earnings (losses)—diluted	5,746	(223)	7

Total undistributed earnings (losses)—Class B common stock—diluted	$36,367	$(1,368)	$43

Net income (loss)	$40,679	$(2,642)	$(16,017)
Less dividends:
Common stock	2,323	2,289	2,267
Class B common stock	441	447	453

Undistributed earnings (losses)	$37,915	$(5,378)	$(18,737)

Common stock undistributed earnings (losses)	$31,889	$(4,502)	$(15,573)
Class B common stock undistributed earnings (losses)—basic	6,026	(876)	(3,164)

Total undistributed earnings (losses)—common stock and Class B common stock—basic	$37,915	$(5,378)	$(18,737)

Common stock undistributed earnings (losses)	$31,924	$(4,502)	$(15,573)
Class B common stock undistributed earnings (losses)—diluted	5,991	(876)	(3,164)

Total undistributed earnings (losses)—Class B common stock—diluted	$37,915	$(5,378)	$(18,737)

Denominator for basic and diluted EPS:
Denominator for basic EPS:
Common stock weighted average shares	14,517	14,315	13,822
Class B common stock weighted average shares, and shares under if-converted method for diluted earnings per share	3,048	3,093	3,120
Effect of dilutive securities:
Unvested restricted stock awards	4	—	—
Dilutive stock options	98	—	—

Denominator for diluted EPS adjusted weighted average shares and assumed conversions	17,667	17,408	16,942

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

	Fiscal Year Ended
	June 2, 2007	June 3, 2006	May 28, 2005
Income (loss) from continuing operations per share:
Common stock—basic	$0.09	$(0.23)	$(1.13)

Class B common stock—basic	$0.08	$(0.21)	$(1.02)

Common stock—diluted	$0.09	$(0.23)	$(1.13)

Class B common stock—diluted	$0.08	$(0.21)	$(1.02)

Income from discontinued operations per share:
Common stock—basic	$2.27	$0.08	$0.17

Class B common stock—basic	$2.04	$0.07	$0.15

Common stock—diluted	$2.21	$0.08	$0.17

Class B common stock—diluted	$2.03	$0.07	$0.15

Net income (loss) per share:
Common stock—basic	$2.36	$(0.15)	$(0.96)

Class B common stock—basic	$2.12	$(0.14)	$(0.87)

Common stock—diluted	$2.30	$(0.15)	$(0.96)

Class B common stock—diluted	$2.11	$(0.14)	$(0.87)

Common stock options that were anti-dilutive and not included in dilutive earnings per common share	1,603	1,852	1,701

Derivatives and Hedging Activities: The Company accounts for derivative financial instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This standard requires the Company to recognize all derivatives on the balance sheet at fair value. Derivative value changes are recorded in income for any contracts not classified as qualifying hedging instruments. For derivatives qualifying as cash flow hedge instruments, the effective portion of the derivative fair value change must be recorded through other comprehensive income, a component of stockholders’ equity. The Company did not have any derivative instruments recorded in the consolidated balance sheet at June 2, 2007 and June 3, 2006.

New Accounting Pronouncement: In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109, Accounting for Income Taxes (FIN 48). FIN 48 was issued to clarify the accounting for uncertainty in tax positions taken or expected to be taken in a tax return. Under FIN 48, the tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained upon examination by tax authorities. The Company plans to adopt FIN 48 for annual periods beginning June 3, 2007. The Company is currently evaluating the potential impact that the adoption of FIN 48 will have on its consolidated financial statements and at this time no material adjustments are anticipated.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

entity transacts. The standard clarifies that fair value should be based on the assumptions market participants would use when pricing the asset or liability. SFAS No. 157 will be effective for the Company beginning in fiscal 2009. The Company is currently assessing the impact that SFAS No. 157 may have on the financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (SAB No. 108) regarding the quantification of financial statement misstatements. SAB No. 108 requires a “dual approach” for quantifications of errors using both a method that focuses on the income statement impact, including the cumulative effect of prior years’ misstatements, and a method that focuses on the period-end balance sheet. SAB No. 108 will be effective for the Company beginning in fiscal 2008. The Company does not expect the adoption to have a material impact on the Company’s financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159), including an amendment to SFAS No. 115. Under SFAS No. 159, entities may elect to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. The election, called the fair value option, will enable entities to achieve an offset accounting effect for changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions. SFAS No. 159 is expected to expand the use of fair value measurement consistent with the FASB’s long-term objectives for financial instruments. SFAS No. 159 will be effective for the Company beginning in fiscal 2009. The Company is currently evaluating the impact of the adoption of SFAS No. 159 on the financial statements.

Note B—Discontinued Operations

On May 31, 2007, the Company completed the sale of the SSD/Burtek strategic business unit to Honeywell International Inc. for $80,000. After transaction expenses paid through June 2, 2007, net cash proceeds from the sale were $78,114. The transaction resulted in an after tax gain of $41,565 after additional transactions costs of $2,464 were accrued as of June 2, 2007. The Company has used the net proceeds received and will continue to use the net proceeds classified as restricted cash from the sale to pay down debt outstanding under its credit agreement. The Company presents SSD/Burtek as a discontinued operation in accordance with the criteria of SFAS No. 144, and prior period results and disclosures have been restated to reflect this reporting. The results of operations of SSD/Burtek through the date of sale are presented as a separate line in the Consolidated Statements of Operations. Prior to the disposition, the assets and liabilities of SSD/Burtek are aggregated and reported on separate lines of the Consolidated Balance Sheet.

Net sales, gross profit, and (loss) income from discontinued operations are presented in the following table:

	Discontinued Operations
	Fiscal Years
	2007	2006	2005
Net Sales	$107,510	$108,843	$105,581
Gross profit	27,788	27,279	26,889
(Loss) income, net of tax	(2,434)	1,368	2,763

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

In accordance with EITF 87-24, Allocation of Interest to Discontinued Operations, the Company has allocated interest expense to the discontinued operation (SSD/Burtek) due to the requirement under the Company’s existing credit agreement to pay the proceeds from the sale of a business to the parties in the credit agreement. All borrowings under the credit agreement, $65,711 as of June 2, 2007, are anticipated to be repaid by the end of the first quarter of fiscal 2008. As such, interest expense related to the credit agreement of $5,883, $3,528, and $2,814 for fiscal 2007, 2006, and 2005, respectively, has been included in income (loss) from discontinued operations. Income (loss) from discontinued operations includes a provision for income tax of $3,428, $2,682, and $3,533 in fiscal 2007, 2006, and 2005, respectively. In addition, the Company recognized a gain on sale of SSD/Burtek of $41,565, net of a provision for income tax of $2,824.

Net assets of discontinued operations are presented in the following table:

	June 2, 2007	June 3, 2006
Accounts receivable	$128	$16,102
Inventories	114	17,836
Prepaid expenses	—	230

Current assets of discontinued operations held for sale	242	34,168

Property, plant, and equipment, net	5	2,287
Goodwill	—	1,812
Other intangible assets, net	—	321

Non-current assets of discontinued operations held for sale	5	4,420

Total assets of discontinued operations held for sale	$247	$38,588

Accounts payable	$1,569	$7,300
Accrued liabilities	1,168	819

Current liabilities of discontinued operations held for sale	2,737	8,119

Long-term debt
Non-current liabilities of discontinued operations held for sale	—	2,292

Total liabilities of discontinued operations held for sale	—	10,411

Accumulated other comprehensive income of discontinued operations held for sale	—	3,777

Total liabilities and stockholders’ equity of discontinued operations held for sale	$2,737	$14,188

The balance sheet amounts of June 2, 2007 for discontinued operations represent the net assets held at the Company’s Colombia location that were included in the SSD/Burtek sale agreement, but were not part of the transaction closing on May 31, 2007. The Company anticipates final closing of the Colombia net assets to occur within the first half of fiscal 2008. In addition, net assets from discontinued operations at June 2, 2007 also included accrued transactions costs related to the sale of SSD/Burtek of $2,464.

Note C—Goodwill and Other Intangible Assets

The Company performs an annual goodwill impairment assessment using a two-step, fair-value based test. The first step compares the fair value of the reporting unit to its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, the second step is performed. The second step compares the carrying amount of the goodwill to the estimated fair value of the goodwill. If the fair value of goodwill is less than the carrying

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

amount, an impairment loss is reported. The Company determined that the following components qualified as reporting units: RF, Wireless & Power Division (RFPD), Electron Device Group (EDG), and Display Systems Group (DSG). The Company used a discounted cash flow valuation (income approach) to determine the fair value of each of the reporting units. Sales, net income, and Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA) multiples (market approaches) were used as a check against the impairment implications derived under the income approach.

The Company performed its annual impairment test as of the third quarter of fiscal 2007. The Company did not find any indication that an impairment existed and, therefore, no impairment loss was recorded as a result of completing the annual impairment test.

The table below provides changes in carrying value of goodwill by reportable segment which includes RFPD, EDG, and DSG:

	Goodwill
	Reportable Segments
	RFPD	EDG	DSG	Total
Balance at May 28, 2005	$245	$881	$3,446	$4,572
Additions	—	—	6,501	6,501
Foreign currency translation	7	12	164	183

Balance at June 3, 2006	252	893	10,111	11,256
Foreign currency translation	11	9	335	355

Balance at June 2, 2007	$263	$902	$10,446	$11,611

The addition to goodwill in fiscal 2006 represents the acquisition of A.C.T. Kern GmbH & Co. KG (Kern) located in Germany, effective June 1, 2005. The cash outlay for Kern was $6,550, net of cash acquired. Kern is one of the leading display technology companies in Europe with worldwide customers in manufacturing, OEM, medicine, multimedia, IT trading, system houses, and other industries. Goodwill included as part of the gain on sale of SSD/Burtek as of May 31, 2007 was $1,862.

The following table provides changes in carrying value of other intangible assets not subject to amortization:

	Other Intangible Assets Not Subject to Amortization
	Reportable Segments
	RFPD	EDG	DSG	Total
Balance at May 28, 2005	$—	$9	$—	$9

Balance at June 3, 2006	—	9	—	9
Reclassification	—	(9)	—	(9)

Balance at June 2, 2007	$—	$—	$—	$—

Note:	During the third quarter of fiscal 2007, EDG’s other intangible assets not subject to amortization were reclassified to SSD/Burtek, which is presented as a discontinued operation.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

Intangible assets subject to amortization as well as amortization expense are as follows:

	Intangible Assets Subject Amortization as of
	June 2, 2007	June 3, 2006
Gross amounts:
Deferred financing costs	$4,539	$4,639
Patents and trademarks	478	478

Total gross amounts	$5,017	$5,117

Accumulated amortization:
Deferred financing costs	$2,958	$2,559
Patents and trademarks	478	475

Total accumulated amortization	$3,436	$3,034

Deferred financing costs decreased during fiscal 2007 due to the write-off of previously capitalized deferred financing costs of $625 in fiscal 2007, related to the Company entering into agreements with certain holders to purchase $14,000 of the Company’s 8% notes. This decrease was partially offset by additional deferred financing costs associated with the Company entering into the fourth amendment of the credit agreement in the first quarter of fiscal 2007.

	Amortization of Intangible Assets Subject to Amortization
	June 2, 2007	June 3, 2006
Deferred financing costs	$488	$361
Patents and trademarks	3	1

Total	$491	$362

The amortization expense associated with the intangible assets subject to amortization is expected to be $495, $495, $329, $209, and $53 in fiscal 2008, 2009, 2010, 2011, and 2012, respectively. Deferred financing costs are amortized over the life of the debt that the costs are associated with. The weighted average number of years of amortization expense remaining is 3.19.

Note D—Assets Held for Sale

In July 2006, the Company offered to sell a building located in Brazil for $1,004. The sale of the building is expected to close during the next year, however, the Company cannot give any assurance as to the actual timing or successful completion of the transaction.

Note E—Restructuring and Severance Charges

The Company implemented a global restructuring plan during fiscal 2007 (2007 Restructuring Plan). The 2007 Restructuring Plan decreased the number of warehouses and streamlined much of the entire organization which is expected to reduce further corporate and administrative expense. During fiscal 2007, the Company centralized inventory distribution in Europe, restructured its Latin American operations, and reduced its total workforce, including the elimination and restructuring of layers of management.

As a result of the Company’s 2007 Restructuring Plan, restructuring charges of $2,222 were recorded in selling, general, and administrative expenses (SG&A). Severance costs of $917 were paid during fiscal 2007.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

During fiscal 2007, the employee severance costs were adjusted $54 decreasing SG&A due to the difference between estimated severance costs and actual payouts. The remaining balance payable as of June 2, 2007 has been included in accrued liabilities. Restructuring charges of $130 were recorded and paid for discontinued operations during fiscal 2007 related to the Company’s 2007 Restructuring Plan. As of June 2, 2007, the following table depicts the amounts associated with the activity related to the 2007 Restructuring Plan by reportable segment:

	Restructuring Liability June 3, 2006	For the fiscal year ended June 2, 2007			Restructuring Liability June 2, 2007
2007 Restructuring Plan		Reserve Recorded	Payment	Adjustment to Reserve
Fiscal 2007
Employee severance costs:
RFPD	$—	$432	$(244)	$—	$188
EDG	—	436	(57)	—	379
DSG	—	67	(67)	—	—
Corporate	—	1,287	(549)	(54)	684

Total	$—	$2,222	$(917)	$(54)	$1,251

As a result of the Company’s fiscal 2005 restructuring initiative (2005 Restructuring Plan), a restructuring charge, including severance costs of $2,018 was recorded in SG&A in the third quarter of fiscal 2005. During the fourth quarter of fiscal 2005, the employee severance costs were adjusted, resulting in a $199 decrease in SG&A due to the difference between estimated severance costs and the actual payouts. During fiscal 2006, the employee severance costs were adjusted $120, decreasing SG&A, due to the difference between estimated severance costs and actual payouts. Severance costs of $667 and $1,018 were paid in fiscal 2006 and 2005, respectively. During the fiscal 2007, severance costs of $14 were paid. Terminations affected over 60 employees across various business functions, operating units, and geographic regions. Restructuring charges related to the Company’s 2005 restructuring initiative for discontinued operations was $147, net of adjustments, of which $90 was paid in fiscal 2005 and $57 was paid in fiscal 2006. As of June 2, 2007, the following table depicts the amounts associated with the activity related to the 2005 Restructuring Plan by reportable segment:

	Restructuring Liability May 29, 2004	For the fiscal year ended May 28, 2005			Restructuring Liability May 28, 2005
2005 Restructuring Plan		Reserve Recorded	Payment	Adjustment to Reserve
Fiscal 2005
Employee severance costs:
RFPD	$—	$909	$(392)	$(199)	$318
EDG	—	325	(142)	—	183
DSG	—	416	(186)	—	230
Corporate	—	368	(298)	—	70

Total	$—	$2,018	$(1,018)	$(199)	$801

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

	Restructuring Liability May 28, 2005	For the fiscal year ended June 3, 2006			Restructuring Liability June 3, 2006
2005 Restructuring Plan		Reserve Recorded	Payment	Adjustment to Reserve
Fiscal 2006
Employee severance costs:
RFPD	$318	$—	$(289)	$(29)	$—
EDG	183	—	(73)	(110)	—
DSG	230	—	(227)	(3)	—
Corporate	70	—	(78)	22	14

Total	$801	$—	$(667)	$(120)	$14

	Restructuring Liability June 3, 2006	For the fiscal year ended June 2, 2007			Restructuring Liability June 2, 2007
2005 Restructuring Plan		Reserve Recorded	Payment	Adjustment to Reserve
Fiscal 2007
Employee severance costs:
Corporate	$14	$—	$(14)	$—	$—

Total	$14	$—	$(14)	$—	$—

Note F—Acquisitions

Fiscal 2007: The Company made no acquisitions during fiscal 2007.

Fiscal 2006: In June 2005, the Company acquired Kern located in Germany, a leading display technology company in Europe. The cash outlay for Kern was $6,550, net of cash acquired. In addition, on October 1, 2005, the Company acquired certain assets of Image Systems Corporation (Image Systems), a subsidiary of CSI in Hector, Minnesota, which is a specialty supplier of displays, display controllers, and calibration software for the healthcare market. The initial cash outlay for Image Systems was $250. Both Kern and Image Systems were integrated into DSG. The acquisitions were not deemed material under SFAS 141, Business Combinations, to include pro-forma effects of the acquisitions.

Fiscal 2005: The aggregate cash outlay in 2005 for business acquisitions was $971. A $545 earn out payment was made in the first quarter of fiscal 2005 associated with the Pixelink acquisition made in fiscal 1999 as the business unit achieved certain operating performance criteria. In December 2004, the Company acquired the assets of Evergreen Trading Company, a distributor of passive components in China. The aggregate acquisition price was $426, which was paid in cash. Evergreen Trading Company was integrated into RFPD. The acquisitions were not deemed material under SFAS 141, Business Combinations, to include pro-forma effects of the acquisitions.

Note G—Disposal of Assets

On April 5, 2007, the Company sold real estate and a building located in the United Kingdom for $1,882. The Company recorded a pre tax gain on sale of $1,494 during the fourth quarter of fiscal 2007 with respect to the sale of this property.

On December 29, 2006, the Company sold approximately 1.5 acres of real estate and a building located in Geneva, Illinois for $3,050. The Company recorded a gain of $2,473 during the third quarter of fiscal 2007 with respect to the sale of this property.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

On May 26, 2005, the Company completed the sale of approximately 205 acres of undeveloped real estate adjoining its headquarters in LaFox, Illinois. The Company recorded a gain of $9,907 during the fourth quarter of fiscal 2005 with respect to the sale of this property.

Note H—Debt Financing

Long-term debt consists of the following:

	June 2, 2007	June 3, 2006
7 3/4% notes, due December 2011	$44,683	$44,683
8% notes, due June 2011	11,000	25,000
Multi-currency revolving credit agreement, due October 2009 (7.72% at June 2, 2007 and 6.95% at June 3, 2006)	65,711	54,797
Other	—	36

Total debt	121,394	124,516
Less: current portion	(65,711)	(14,016)

Long-term debt	$55,683	$110,500

At June 2, 2007, the Company maintained $55,683 in long-term debt, primarily in the form of two series of convertible notes. The credit agreement balance of $65,711 is classified as current as of June 2, 2007 due to the obligation to pay off the credit agreement with the proceeds from the SSD/Burtek sale. The Company entered into a new $40,000 credit agreement (new credit agreement) on July 27, 2007 which includes a Euro subfacility ($15,000) and a Singapore subfacility ($5,000). This new credit agreement expires in July 2010 and bears interest at applicable LIBOR, SIBOR, or prime rates plus a margin varying with certain quarterly borrowings under the new credit agreement. This new credit agreement is secured by a lien on the Company’s assets and also contains only one financial covenant related to the ratio of senior funded debt to cash flow. The commitment fee related to the new credit agreement is 0.25% per annum payable quarterly on the average daily unused portion of the aggregate commitment.

On September 8, 2006, the Company purchased $6,000 of the 8% notes, and on December 8, 2006, the Company purchased $8,000 of the 8% notes. The purchases were financed through additional borrowings under the Company’s existing credit agreement. As the 8% notes are subordinate to the credit agreement, the Company received a waiver from its lending group to permit the purchases. The Company recorded costs associated with the retirement of long-term debt of $2,540 in connection with the purchases, which includes the write-off of previously capitalized deferred financing costs of $625.

On November 21, 2005, the Company sold $25,000 in aggregate principal amount of 8% notes due 2011 pursuant to an indenture dated November 21, 2005. The 8% notes bear interest at a rate of 8% per annum. Interest is due on June 15 and December 15 of each year. The 8% notes are convertible at the option of the holder, at any time on or prior to maturity, into shares of the Company’s common stock at a price equal to $10.31 per share, subject to adjustment in certain circumstances. In addition, the Company may elect to automatically convert the 8% notes into shares of common stock if the trading price of the common stock exceeds 150% of the conversion price of the 8% notes for at least 20 trading days during any 30 trading day period subject to a payment of three years of interest if the Company elects to convert the 8% notes prior to December 20, 2008.

The indenture provides that on or after December 20, 2008, the Company has the option of redeeming the 8% notes, in whole or in part, for cash, at a redemption price equal to 100% of the principal amount of the 8%

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. Holders may require the Company to repurchase all or a portion of their 8% notes for cash upon a change-of-control event, as described in the indenture, at a repurchase price equal to 100% of the principal amount of the 8% notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding the repurchase date. The 8% notes are unsecured and subordinate to the Company’s existing and future senior debt. The 8% notes rank on parity with the Company’s existing 7 3/ 4% convertible senior subordinated notes (7 3/4% notes) due December 2011.

On February 15, 2005, the Company issued the 7 3/4% notes pursuant to an indenture dated February 14, 2005. The 7 3/ 4% notes bear interest at the rate of 7 3/4% per annum. Interest is due on June 15 and December 15 of each year. The 7 3/4% notes are convertible at the option of the holder, at any time on or prior to maturity, into shares of the Company’s common stock at a price equal to $18.00 per share, subject to adjustment in certain circumstances. On or after December 19, 2006, the Company may elect to automatically convert the 7 3/4% notes into shares of common stock if the trading price of the common stock exceeds 125% of the conversion price of the 7 3/4% notes for at least twenty trading days during any thirty trading day period ending within five trading days prior to the automatic conversion notice. The 7 3/4% notes are unsecured and subordinated to the Company’s existing and future senior debt. The 7 3/4% notes rank on parity with the Company’s 8% notes.

In October 2004, the Company renewed its credit agreement with the current lending group in the amount of approximately $109,000. On August 4, 2006, the Company amended its credit agreement and decreased the facility to approximately $97,900 (the size of the credit line varies based on fluctuations in foreign currency exchange rates). The credit agreement was terminated on July 27, 2007. The portion of the credit line available for the Company to borrow is limited by the amount of collateral and certain covenants in the credit agreement. The credit agreement is principally secured by the Company’s trade receivables and inventory. The credit agreement bears interest at applicable LIBOR rates plus a margin, varying with certain financial performance criteria. At June 2, 2007, the applicable margin was 2.00%, $65,711 was outstanding under the credit agreement, outstanding letters of credit were $412, the unused line was $31,739, and the available credit line was limited to $743 due to covenants related to maximum permitted leverage ratios. The commitment fee related to the credit agreement is 0.25% per annum payable quarterly on the average daily unused portion of the aggregate commitment. The Company’s credit agreement consisted of the following facilities as of June 2, 2007:

	Capacity	Amount Outstanding	Interest Rate
U.S. Facility	$77,500	$46,400	8.25%
Canada Facility	2,261	2,150	6.00%
UK Facility	8,909	8,790	7.66%
Euro Facility	6,727	6,727	5.92%
Japan Facility	2,465	1,644	2.72%

Total	$97,862	$65,711	7.72%

Note:	Due to maximum permitted leverage ratios, the amount of the unused line cannot be calculated on a facility-by-facility basis.

On March 3, 2007, the Company was not in compliance with credit agreement covenants with respect to the leverage ratio. On April 5, 2007, the Company received a waiver from its lending group for the default.

On January 19, 2007, the Company executed an amendment to the credit agreement to facilitate the implementation of a European cash sweeping program. In addition, the amendment decreased the Company’s Canada Facility and increased the Company’s U.S. Facility by approximately $7,500.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

At March 4, 2006, the Company was not in compliance with credit agreement covenants with respect to the leverage ratio, fixed charge coverage ratio and tangible net worth covenants. On August 4, 2006, the Company received a waiver from its lending group for the defaults and executed an amendment to the credit agreement. In addition, the amendment also (i) permitted the purchase of $14,000 of the 8% notes; (ii) adjusted the minimum required fixed charge coverage ratio for the first quarter of fiscal 2007; (iii) adjusted the minimum tangible net worth requirement; (iv) permitted certain sales transactions contemplated by the Company; (v) eliminated the Company’s Sweden Facility; (vi) reduced the Company’s Canada Facility by approximately $5,400; (vii) changed the definition of “Adjusted EBITDA” for covenant purposes; and (viii) provided that the Company maintain excess availability on the borrowing base of not less than $20,000 until the Company filed its Form 10-Q for the quarter ended March 4, 2006, at which time the Company will maintain excess availability of the borrowing base of not less than $10,000.

At September 3, 2005, the Company was not in compliance with credit agreement covenants with respect to the tangible net worth covenant due solely to the additional goodwill recorded as a result of the Kern acquisition. On October 12, 2005, the Company received a waiver from its lending group for the default and executed an amendment to the credit agreement. The amendment changed the minimum tangible net worth requirement to adjust for the goodwill associated with the Kern acquisition.

In the following table, the estimated fair values of the Company’s 7 3/4% notes and 8% notes are based on quoted market prices at the end fiscal year 2007 and 2006. The fair values of the bank term loans are based on carrying value.

	June 2, 2007		June 3, 2006
	Carrying Value	Fair Value	Carrying Value	Fair Value
7 3/4% notes	$44,683	$45,074	$44,683	$36,840
8% notes	11,000	12,024	25,000	23,841
Multi-currency revolving credit agreement	65,711	65,711	54,797	54,797
Financial instruments	—	—	—	—
Other	—	—	36	36

Total	121,394	122,809	124,516	115,514
Less: current portion	(65,711)	(65,711)	(14,016)	(13,367)

Total	$55,683	$57,098	$110,500	$102,147

The Company’s ability to service its debt and meet its other obligations as they come due is dependent on its future financial and operating performance. This performance is subject to various factors, including factors beyond the Company’s control such as changes in global and regional economic conditions, changes in its industry or the end markets for its products, changes in interest or currency exchange rates, inflation in raw materials, energy, and other costs.

Aggregate maturities of debt during the next five years are: $65,711 in fiscal 2008, $0 in fiscal 2009, $0 in fiscal 2010, $0 in fiscal 2011, $55,683 in fiscal 2012, and $0 thereafter. Cash payments for interest were $11,142, $9,026, and $9,131, in fiscal 2007, 2006, and 2005, respectively.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

Note I—Lease Obligations, Other Commitments, and Contingency

The Company leases certain warehouse and office facilities and office equipment under non-cancelable operating leases. Rent expense for fiscal 2007, 2006, and 2005 was $4,177, $4,000, and $3,458, respectively. At June 2, 2007, future lease commitments for minimum rentals, including common area maintenance charges and property taxes, are $3,830 in fiscal 2008, $2,539 in fiscal 2009, $1,705 in fiscal 2010, $1,027 in fiscal 2011, $673 in fiscal 2012 and $775 thereafter.

Note J—Income Taxes

The components of income (loss) before income taxes are:

	Fiscal Year Ended
	June 2, 2007	June 3, 2006	May 28, 2005
United States	$(14,242)	$(6,975)	$(2,681)
Foreign	16,424	8,501	4,968

Income before income taxes	$2,182	$1,526	$2,287

The provision for income taxes differs from income taxes computed at the federal statutory tax rate of 34% in fiscal 2007, 2006, and 2005 as a result of the following items:

	Fiscal Year Ended
	June 2, 2007	June 3, 2006	May 28, 2005
Federal statutory rate	34.0%	34.0%	34.0%
Effect of:
State income taxes, net of federal tax benefit	(20.2)	(16.0)	(3.7)
Export benefit	—	—	(7.4)
Foreign income inclusion	108.8	—	—
U.S. income inclusion from foreign restructuring	68.2	—	—
Foreign taxes at other rates	(97.9)	(5.4)	(12.2)
Tax refund from foreign tax appeal	—	(65.4)	—
Net increase in valuation allowance for deferred tax assets	(64.9)	415.6	704.0
Unrepatriated earnings	—	—	215.0
Other	1.1	—	(8.6)

Effective tax rate	29.1%	362.8%	921.1%

The effective income tax rates for fiscal 2007 and 2006 were 29.1% and 362.8%, respectively. The difference between the effective tax rates as compared to the U.S. federal statutory rate of 34% primarily results from the Company’s geographical distribution of taxable income or losses, foreign branch income subject to U.S. tax and valuation allowances related to net operating losses.

While the valuation allowance increased $1,800 from June 3, 2006 to June 2, 2007, the Company recognized a tax benefit of $1,416 related to the valuation allowance because of the allocation of taxes between continuing operations and discontinued operations required by U.S. generally accepted accounting principles. This tax benefit reduced the effective tax rate by 64.9% as of June 2, 2007. For fiscal 2006, the tax benefit related to net operating losses was limited by the requirement for a valuation allowance of $6,340 which increased the effective income tax rate by 415.6%.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

The provisions for income taxes consist of the following:

	Fiscal Year Ended
	June 2, 2007	June 3, 2006	May 28, 2005
Current:
Federal	$—	$—	$—
State	—	—	151
Foreign	3,170	3,019	3,210

Total current	3,170	3,019	3,361

Deferred:
Federal	(2,040)	1,926	16,540
State	(185)	198	1,254
Foreign	(311)	393	(88)

Total deferred	(2,536)	2,517	17,706

Income tax provision	$634	$5,536	$21,067

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities at June 2, 2007 and June 3, 2006 are as follows:

	June 2, 2007	June 3, 2006
Deferred tax assets:
Intercompany profit in inventory	$—	$238
NOL carryforwards—foreign and domestic	18,764	12,431
Inventory valuation	9,245	13,965
Goodwill—impaired assets	1,671	1,981
Alternative minimum tax credit carryforward	1,189	1,189
Severance reserve	656	1,074
Other	2,627	1,954

Subtotal	34,152	32,832
Valuation allowance—foreign and domestic	(27,640)	(25,840)

Net deferred tax assets after valuation allowance	6,512	6,992

Deferred tax liabilities:
Accelerated depreciation	(3,358)	(3,275)
Goodwill—non-impaired assets	(537)	(450)
Other	(97)	(440)

Subtotal	(3,992)	(4,165)

Net deferred tax assets	$2,520	$2,827

Supplemental disclosure of deferred tax asset information:
Domestic	$30,127	$27,783
Foreign	$4,025	$5,049

At June 2, 2007, domestic federal net operating loss carryforwards (NOL) amount to approximately $38,101. These federal NOL’s expire between 2024 and 2027. Domestic state net operating loss carryforwards

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

(NOL) amount to approximately $49,600. These state NOL’s expire between 2007 and 2027. Foreign net operating loss carryforwards total approximately $11,572 with various or indefinite expiration dates. In fiscal 2006, the Company re-evaluated the realization of certain deferred tax assets, resulting in an additional valuation allowance of $2,227. The Company believes that in order to reverse the recorded valuation allowance in any subsidiary, the Company would likely need to have positive cumulative earnings in that subsidiary for the three-year period preceding the year of the reversal. The Company also has an alternative minimum tax credit carryforward at June 2, 2007, in the amount of $1,189 that has an indefinite carryforward period.

Income taxes paid, including foreign estimated tax payments, were $2,530, $1,916, and $565 in fiscal 2007, 2006, and 2005, respectively.

At the end of fiscal 2004, all of the cumulative positive earnings of the Company’s foreign subsidiaries, amounting to $35.1 million, were considered permanently reinvested pursuant to APB No. 23, Accounting for Income Taxes-Special Areas. As such, U.S. taxes were not provided on these amounts. In fiscal 2005, because of a strategic decision, the Company determined that approximately $12.9 million of one of its foreign subsidiaries’ earnings could no longer be considered permanently reinvested as those earnings may be distributed in future years. Based on management’s potential future plans regarding this subsidiary, it was determined that these earnings would no longer meet the specific requirements for permanent reinvestment under APB No. 23. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income tax and foreign withholding taxes. As such, the Company established a deferred tax liability of approximately $4.9 million during fiscal 2005. The Company revised its estimate of the deferred tax liability of $4.9 million at June 3, 2006 based on changes in management’s potential future plans for this subsidiary during fiscal 2006. In fiscal 2006, the Company revised its strategy and as of June 3, 2006 concluded that the undistributed earnings of this subsidiary were considered permanently reinvested outside the United States. The reversal of the $4.9 million deferred tax liability in fiscal 2006 resulted in an additional valuation allowance in the same amount and, therefore, did not affect the fiscal 2006 tax provision. Cumulative positive earnings of the Company’s foreign subsidiaries were still considered permanently reinvested pursuant to APB No. 23 and amounted to $125.8 million at June 2, 2007. Due to various tax attributes that are continually changing, it is not possible to determine what, if any, tax liability might exist if such earnings were to be repatriated.

During fiscal 2005, the Canadian taxing authority proposed an income tax assessment for fiscal 1998 through fiscal 2002. The Company appealed the income tax assessment; however, the Company paid the entire tax liability in fiscal 2005 to the Canadian taxing authority to avoid additional interest and penalties if the Company’s appeal was denied. The payment was recorded as an increase to income tax provision in fiscal 2005. In May 2006, the appeal was settled in the Company’s favor. The Company recorded a reduction to income tax provision for approximately $1,000 related to the appeal settlement and subsequently received the refund during fiscal 2007.

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the Act). The Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. In return, the Act also provides for a two-year phase out ending December 31, 2006 of the existing extraterritorial income exclusion (ETI) for foreign sales that was viewed to be inconsistent with the international trade protocols by the European Union. The Company did not receive a tax benefit from the current ETI in fiscal 2007. When this benefit is fully phased out, it will have no impact on the rate.

In June 2006, the FASB issued FIN 48. FIN 48 was issued to clarify the accounting for uncertainty in tax positions taken or expected to be taken in a tax return. Under FIN 48, the tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained upon

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

examination by tax authorities. The Company plans to adopt FIN 48 for annual periods beginning June 3, 2007. The Company is currently evaluating the potential impact that the adoption of FIN 48 will have on its consolidated financial statements and at this time no material adjustments are anticipated.

Note K—Stockholders’ Equity

The Company has authorized 30,000 shares of common stock, 10,000 shares of Class B common stock, and 5,000 shares of preferred stock. The Class B common stock has ten votes per share. The Class B common stock has transferability restrictions; however, it may be converted into common stock on a share-for-share basis at any time. With respect to dividends and distributions, shares of common stock and Class B common stock rank equally and have the same rights, except that Class B common stock is limited to 90% of the amount of common stock cash dividends.

Total common stock issued and outstanding, excluding Class B common stock at June 2, 2007, was 14,741 shares, net of treasury shares of 1,179. An additional 8,939 shares of common stock have been reserved for the potential conversion of the convertible notes and Class B common stock and for future issuance under the Employee Stock Purchase Plan and Employee and Non-Employee Director Stock Option Plan.

The Employee Stock Purchase Plan (ESPP) provides substantially all employees an opportunity to purchase common stock of the Company at 85% of the stock price at the beginning or the end of the year, whichever is lower. At June 2, 2007, the plan had 62 shares reserved for future issuance.

The Employees’ 2001 Incentive Compensation Plan authorizes the issuance of up to 900 shares as incentive stock options, non-qualified stock options, or stock awards. Under this plan and predecessor plans, 1,802 shares are reserved for future issuance. The Plan authorizes the granting of incentive stock options at the fair market value at the date of grant. Generally, these options become exercisable over staggered periods and expire up to ten years from the date of grant.

On June 16, 2005, the Board of Directors of the Company adopted the 2006 Stock Option Plan for Non-Employee Directors which authorizes the issuance of up to 400 shares as non-qualified stock options. Under this plan, 400 shares of common stock have been reserved for future issuances relating to stock options exercisable based on the passage of time. Each option is exercisable over a period of time from its date of grant at the market value on the grant date and expires after 10 years. This plan replaces the 1996 Stock Option Plan for Non-Employee Directors which was terminated on June 16, 2005.

Note L—Employee Retirement Plans

The Company’s domestic employee retirement plans consist of a profit sharing plan and a stock ownership plan (ESOP). Annual contributions in cash or Company stock are made at the discretion of the Board of Directors. In addition, the profit sharing plan has a 401(k) provision whereby the Company matches 50% of employee contributions up to 4% of base pay. Charges to expense for discretionary and matching contributions to these plans were $1,152, $723, and $729 for fiscal 2007, 2006, and 2005, respectively. Such amounts include contributions in stock of $548 for fiscal 2007, based on the stock price at the date contributed, or June 2, 2007. Shares are included in the calculation of earnings per share and dividends are paid to the ESOP from the date the shares are contributed. Foreign employees are covered by a variety of government mandated programs.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

Note M—Segment and Geographic Information

The following disclosures are made in accordance with the SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company’s strategic business units (SBUs) in fiscal 2007 are: RFPD, EDG, and DSG.

RFPD serves the global RF and wireless communications market, including infrastructure, and wireless networks, and power conversion market.

EDG provides engineered solutions and distributes electronic components to customers in diverse markets including the steel, automotive, textile, plastics, semiconductor manufacturing, and broadcast industries.

DSG is a global provider of integrated display products and systems to the public information, financial, point-of-sale, industrial, and healthcare markets.

Each SBU is directed by a Vice President and General Manager who reports to the Chief Executive Officer (CEO). The CEO evaluates performance and allocates resources, in part, based on the direct operating contribution of each SBU. Direct operating contribution is defined as gross margin less product management and direct selling expenses.

On May 31, 2007, the Company completed the sale of the SSD/Burtek strategic business unit to Honeywell International Inc. for $80,000. After transaction expenses paid through June 2, 2007, net cash proceeds from the sale were $78,114. The transaction resulted in an after tax gain of $41,565 after additional transactions costs of $2,464 were accrued as of June 2, 2007. The Company has used the net proceeds received and will continue to use the net proceeds classified as restricted cash from the sale to pay down debt outstanding under its credit agreement. The Company presents SSD/Burtek as a discontinued operation in accordance with the criteria of SFAS No. 144, and prior period results and disclosures have been restated to reflect this reporting.

Accounts receivable, inventory, and goodwill are identified by SBU. Cash, net property, and other assets are not identifiable by SBU. Operating results for each SBU are summarized in the following table:

	Net Sales	Gross Profit	Direct Operating Contribution	Assets
Fiscal 2007
RFPD	$369,936	$84,338	$48,650	$124,594
EDG	101,191	32,942	20,948	47,229
DSG	82,111	19,145	1,194	37,116

Total	$553,238	$136,425	$70,792	$208,939

Fiscal 2006
RFPD	$334,131	$75,834	$47,194	$116,102
EDG	94,443	30,438	19,644	42,878
DSG	95,010	24,509	9,156	37,568

Total	$523,584	$130,781	$75,994	$196,548

Fiscal 2005
RFPD	$296,334	$64,853	$34,225	$98,592
EDG	92,174	29,401	17,682	44,119
DSG	78,078	17,865	7,793	25,064

Total	$466,586	$112,119	$59,700	$167,775

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

A reconciliation of net sales, gross profit, operating income, and assets to the relevant consolidated amounts is as follows. Other assets not identified include miscellaneous receivables, manufacturing inventories, and other assets.

	Fiscal Year Ended
	June 2, 2007	June 3, 2006	May 28, 2005
Segment net sales	$553,238	$523,584	$466,586
Corporate	4,053	5,513	6,557

Net sales	$557,291	$529,097	$473,143

Segment gross profit	$136,425	$130,781	$112,119
Manufacturing variances and other costs	(4,022)	(2,291)	(3,014)

Gross profit	$132,403	$128,490	$109,105

Segment direct operating contribution	$70,792	$75,994	$59,700
Manufacturing variances and other costs	(4,022)	(2,291)	(3,014)
Regional selling expenses	(11,633)	(19,231)	(19,065)
Administrative expenses	(50,909)	(46,215)	(40,527)
Gain on disposal of assets	3,616	154	9,918

Operating income	$7,844	$8,411	$7,012

Segment assets	$208,939	$196,548	$167,775
Cash, cash equivalents, and restricted cash	79,335	17,010	24,301
Other current assets	25,815	18,868	20,010
Net property	29,703	30,070	30,677
Other assets	5,032	8,215	5,493
Assets of discontinued operations held for sale	247	38,588	35,684

Total assets	$349,071	$309,299	$283,940

Geographic net sales information is primarily grouped by customer destination into five areas: North America, Asia/Pacific, Europe, Latin America, and Corporate. Europe includes sales to the Middle East and Africa. Net sales to Mexico are included as part of Latin America. Corporate consists of freight and non-area specific sales.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

Net sales, gross profit, operating income, and long-lived assets (net property and other assets, excluding investments, other intangible assets, and non-current deferred income taxes) are presented in the table below.

	Fiscal Year Ended
	June 2, 2007	June 3, 2006	May 28, 2005
Net Sales
North America	$229,296	$227,926	$217,275
Asia/Pacific	165,230	147,993	124,763
Europe	143,823	129,212	109,626
Latin America	16,979	18,601	16,476
Corporate	1,963	5,365	5,003

Total	$557,291	$529,097	$473,143

Gross Profit
North America	$61,849	$59,059	$56,517
Asia/Pacific	39,052	35,532	29,683
Europe	36,481	35,161	30,116
Latin America	4,845	5,411	4,746
Corporate	(9,824)	(6,673)	(11,957)

Total	$132,403	$128,490	$109,105

Operating Income
North America	$26,965	$32,156	$29,125
Asia/Pacific	21,282	20,628	17,020
Europe	9,696	9,364	5,282
Latin America	820	95	(521)
Corporate	(50,919)	(53,832)	(43,894)

Total	$7,844	$8,411	$7,012

Long-Lived Assets
North America	$26,837	$25,983	$26,654
Asia/Pacific	1,092	1,468	1,120
Europe	2,642	2,592	2,593
Latin America	1,193	1,078	1,265

Total	$31,764	$31,121	$31,632

Historically, the Company has not tracked capital expenditures and depreciation by SBU as the majority of the spending relates to Corporate projects. In fiscal 2007, capital expenditures primarily related to the implementation of various modules and upgrades of PeopleSoft and facility improvements.

The Company sells its products to companies in diversified industries and performs periodic credit evaluations of its customers’ financial condition. Terms are generally on open account, payable net 30 days in North America, and vary throughout Europe, Asia/Pacific, and Latin America. Estimates of credit losses are recorded in the financial statements based on periodic reviews of outstanding accounts, and actual losses have been consistently within management’s estimates.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

Note N—Litigation

The Company is involved in several pending judicial proceedings concerning matters arising in the ordinary course of its business. While the outcome of litigation is subject to uncertainties, based on currently available information, the Company believes that, in the aggregate, the results of these proceedings will not have a material adverse effect on its financial condition.

Note O—Valuation and Qualifying Accounts

The following table presents the valuation and qualifying account activity for the fiscal years ended June 2, 2007, June 3, 2006, and May 28, 2005:

Description	Balance at beginning of period	Charged to expenses		Deductions		Balance at end of period
Year ended June 2, 2007:
Allowance for doubtful accounts	$1,965	$1,165	(1)	$1,556	(2)	$1,574
Inventory overstock reserve	$24,042	$859	(3)	$2,690	(7)	$22,211
Deferred tax asset valuation	$25,840	$1,800		$—		$27,640
Warranty reserves	$836	$629		$1,050	(5)	$415

Year ended June 3, 2006:
Allowance for doubtful accounts	$1,563	$1,450	(1)	$1,048	(2)	$1,965
Inventory overstock reserve	$26,109	$830	(3)	$2,897	(7)	$24,042
Deferred tax asset valuation	$20,695	$5,145		$—		$25,840
Warranty reserves	$1,439	$932		$1,535	(6)	$836

Year ended May 28, 2005:
Allowance for doubtful accounts	$2,060	$785	(1)	$1,282	(2)	$1,563
Inventory overstock reserve	$25,043	$3,358	(3)	$2,292	(7)	$26,109
Deferred tax asset valuation	$4,040	$16,655	(4)	$—		$20,695
Warranty reserves	$802	$958		$321		$1,439

(1)	Charges to bad debt expense.
(2)	Uncollectible amounts written off, net of recoveries and foreign currency translation.
(3)	Charges to cost of sales.
(4)	Tax provisions recorded to increase the valuation allowance related to deferred tax assets in the U.S. ($15.9 million) and outside the U.S. ($0.8 million).
(5)	Reserve adjustments of $0.5 million were recorded during fiscal 2007.
(6)	An adjustment of $0.9 million was recorded during the second quarter of fiscal 2006.
(7)	Inventory disposed of during the period.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

Note P—Selected Quarterly Financial Data (Unaudited)

Description	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2007(1)(2):
Net sales	$139,437	$137,714	$133,894	$146,246
Gross profit	34,352	33,034	32,114	32,903
Income (loss) from continuing operations	(808)	1,330	1,524	(498)
Income (loss) from discontinued operations	(291)	(248)	(487)	40,157
Net income (loss)	(1,099)	1,082	1,037	39,659

Income (loss) from continuing operations:
Common stock—basic	$(0.05)	$0.08	$0.09	$(0.03)
Class B common stock—basic	$(0.04)	$0.07	$0.08	$(0.03)
Common stock—diluted	$(0.05)	$0.08	$0.09	$(0.03)
Class B common stock—diluted	$(0.04)	$0.07	$0.08	$(0.03)

Income (loss) from discontinued operations:
Common stock—basic	$(0.01)	$(0.02)	$(0.03)	$2.32
Class B common stock—basic	$(0.02)	$(0.01)	$(0.03)	$2.09
Common stock—diluted	$(0.01)	$(0.02)	$(0.03)	$2.32
Class B common stock—diluted	$(0.02)	$(0.01)	$(0.03)	$2.09

Net income (loss):
Common stock—basic	$(0.06)	$0.06	$0.06	$2.29
Class B common stock—basic	$(0.06)	$0.06	$0.05	$2.06
Common stock—diluted	$(0.06)	$0.06	$0.06	$2.29
Class B common stock—diluted	$(0.06)	$0.06	$0.05	$2.06

Fiscal 2006(1)(3):
Net sales	$131,241	$127,569	$126,812	$143,475
Gross profit	31,518	32,351	31,073	33,548
Income (loss) from continuing operations	1,225	(297)	(463)	(4,475)
Income (loss) from discontinued operations	595	590	(683)	866
Net income (loss)	1,820	293	(1,146)	(3,609)

Income (loss) from continuing operations:
Common stock—basic	$0.07	$(0.02)	$(0.03)	$(0.26)
Class B common stock—basic	$0.06	$(0.02)	$(0.02)	$(0.24)
Common stock—diluted	$0.07	$(0.02)	$(0.03)	$(0.26)
Class B common stock—diluted	$0.06	$(0.02)	$(0.02)	$(0.24)

Income (loss) from discontinued operations:
Common stock—basic	$0.04	$0.04	$(0.04)	$0.05
Class B common stock—basic	$0.04	$0.04	$(0.04)	$0.05
Common stock—diluted	$0.03	$0.04	$(0.04)	$0.05
Class B common stock—diluted	$0.04	$0.04	$(0.04)	$0.05

Net income (loss):
Common stock—basic	$0.11	$0.02	$(0.07)	$(0.21)
Class B common stock—basic	$0.10	$0.02	$(0.06)	$(0.19)
Common stock—diluted	$0.10	$0.02	$(0.07)	$(0.21)
Class B common stock—diluted	$0.10	$0.02	$(0.06)	$(0.19)

(1)	Fiscal 2007 and fiscal 2006 includes the impact of disclosing SSD/Burtek as a discontinued operation as defined under SFAS No. 144.
(2)	In the third quarter of fiscal 2007, the Company sold approximately 1.5 acres of real estate and a building located in Geneva, Illinois, and recorded a pre-tax gain of $2.5 million with respect to the sale of this property. In the fourth quarter of fiscal 2007, the Company sold real estate and a building located in the United Kingdom, and recorded a pre-tax gain on sale of $1.5 million with respect to the sale of this property.
(3)	In the fourth quarter of fiscal 2006, the Company recorded severance costs of $2.7 million for certain employees whose termination costs became probable and estimable. In the fourth quarter, the Company re-evaluated the realization of certain deferred tax assets, resulting in an additional valuation allowance of $2.2 million.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth estimated expenses in connection with the issuance and distribution of the securities being registered:

Registration Fee	$2,675
Printing and Engraving	5,000	*
Trustee’s Charges	10,360
Accounting Fees	16,799
Legal Fees	164,000	*
Miscellaneous	26,965	*

Total	$225,799

*	Estimate

Item 14. Indemnification of Directors and Officers.

The Delaware General Corporation Law permits the indemnification by a Delaware corporation of its directors, officers, employees, and other agents against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than derivative actions which are by or in the right of the corporation) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with defense or settlement of such an action and requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

Section 145 of the Delaware General Corporation Law also provides that the rights conferred thereby are not exclusive of any other right to which any person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, and permits a corporation to advance expenses to or on behalf of a person entitled to be indemnified upon receipt of an undertaking to repay the amounts advanced if it is determined that the person is not entitled to be indemnified.

Our certificate of incorporation provides that to the full extent permitted by Section 145 of the General Corporation Law of Delaware, as amended from time to time, we may indemnify, advance payment of expenses on behalf of and purchase and maintain insurance against liability on behalf of all persons for whom it may take each such respective action pursuant to such Section. The certificate of incorporation also provides that no director will be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty by such a director as a director to the full extent authorized or permitted by Delaware law. A director, however, will be liable to the extent provided by applicable law for:

1. any breach of the director’s duty of loyalty to us or our stockholders;

2. acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

3. violations of Section 174 of the Delaware General Corporation Law; or

4. any transaction from which the director derived an improper personal benefit.

Article VII of our by-laws contains additional provisions regarding indemnification.

We maintain a liability insurance policy for our directors and officers and for us providing coverage of claims in excess of certain minimum retained limits.

We expect any underwriting or other agreement we sign in connection with an offering of securities pursuant to this registration statement will contain certain provisions for the indemnification by the agents, underwriters or dealers of us and our directors and officers who signed the registration statement, and other controlling persons, against certain liabilities, including liabilities under the Securities Act, or for contribution by such agents, underwriters or dealers with respect to payments which we or our directors or officers may be required to make, and that any agents, underwriters and dealers, and their respective controlling persons may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to any contribution with respect to payments which such agents, underwriters and dealers, or controlling persons, may be required to make.

Item 15. Recent Sales of Unregistered Securities.

During the three year period ended August 28, 2007, the registrant has issued and sold the following securities that were not registered under the Securities Act, as amended.

7 3 /4% Notes

On February 15, 2005, we issued $44,683,000 aggregate principal amount of 7 3/4% convertible senior subordinated notes due December 15, 2011 to a limited number of holders who represented to us that they were “qualified institutional buyers” in exchange for a like aggregate principal amount of our 7 1/4% debentures and our 8 1/4% debentures.

The exchange offer was deemed exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Rule 144A promulgated under the Securities Act as transactions by an issuer not involving any public offering. The 7 3/4% notes are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued 7 3/4% notes described in this Item 15 included appropriate legends setting forth that the 7 3/4% notes had not been registered and the applicable restrictions on transfer. No underwriters were employed in any of the above transactions.

The recipients of the 7 3/4% notes in the exchange represented that they were “qualified institutional buyers” as defined in Rule 144A and that their investment was for their own account (or for the account of qualified institutional buyers for whom the holders had discretionary investment authority) and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the 7 3/4% notes issued in such transactions. All recipients are believed to have had adequate access, through their relationships with us, to information about the registrant.

The Notes

On November 21, 2005, we issued $25,000,000 aggregate principal amount of the notes to a limited number of buyers.

The sale of the notes was deemed exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Rule 506 promulgated thereunder as transactions of the issuer not involving any public offering. The notes are deemed restricted securities for purposes of the Securities Act. The global note representing the notes includes an appropriate legend setting forth that the notes have not been registered and the applicable restriction on transfer. No underwriters were employed in any of the above transactions.

The buyers of the notes represented to us that they were “qualified institutional buyers” as defined in Rule 144A and that their investment was for their own account (or for the account of qualified institutional buyers for whom the holders had discretionary investment authority) and not with a view to or for sale in connection with any distribution thereof. All buyers of the notes received a confidential private placement memorandum and are believed to have had adequate access to information about the registrant.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibit

See Exhibit Index.

(b)	Financial Statement Schedules

None

No schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission, other than as appear in the prospectus, are required under the related instructions or are inapplicable and therefore have been omitted.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that the undertakings set forth in subparagraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

5. That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Kane, State of Illinois, on August 29, 2007.

RICHARDSON ELECTRONICS, LTD.

By:	/S/ EDWARD J. RICHARDSON
Name:	Edward J. Richardson
Title:	Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Edward J. Richardson, Kyle C. Badger, and Daniel J. Fujii, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution, to sign any amendments (including post-effective amendments) and supplements to this registration statement (and any additional registration statement related thereto permitted by Rule 462(b) promulgated under the Securities Act of 1933), and to file such amendments and any related documents with the Securities and Exchange Commission, and ratifies and confirms the actions that any such attorney-in-fact and agents, or their substitutes, may lawfully do or cause to be done under this power of attorney.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ EDWARD J. RICHARDSON Edward J. Richardson	Chairman of the Board and Chief Executive Officer (principal executive officer)	August 29, 2007

/S/ DANIEL J. FUJII Daniel Fujii	Chief Financial Officer (principal financial and accounting officer)	August 29, 2007

/S/ ARNOLD R. ALLEN Arnold R. Allen	Director	August 29, 2007

/S/ JACQUES BOUYER Jacques Bouyer	Director	August 29, 2007

/S/ SCOTT HODES Scott Hodes	Director	August 29, 2007

/S/ BRUCE W. JOHNSON Bruce W. Johnson	Director	August 29, 2007

/S/ AD KETELAARS Ad Ketelaars	Director	August 29, 2007

/S/ JOHN R. PETERSON John R. Peterson	Director	August 29, 2007

/S/ HAROLD L. PURKEY Harold L. Purkey	Director	August 29, 2007

/S/ SAMUEL RUBINOVITZ Samuel Rubinovitz	Director	August 29, 2007

INDEX TO EXHIBITS

Exhibit Number		Description of Exhibit

3.1	–	Restated Certificate of Incorporation of the Company, as amended, incorporated by reference to Appendix B to the Proxy Statement/Prospectus dated November 13, 1986, which is included in the Company’s Registration Statement on Form S-4, Commission File No. 33-8696.

3.2	–	Amended and Restated By-Laws of the Company.

4.1	–	Indenture dated February 14, 2005 between the Company and J.P. Morgan Trust Company, as trustee, for 7 3/4% Convertible Senior Subordinated Debentures due December 15, 2011 (including form of 7 3/4% Convertible Senior Subordinated Debentures due December 15, 2011), incorporated by reference to Exhibit 10 of the Company’s Current Report on Form 8-K dated February 15, 2005, Commission File No. 000-12906.

4.2	–	Specimen forms of Common Stock and Class B Common Stock certificates of the Company incorporated by reference to Exhibit 4(a) to the Company’s Registration Statement on Form S-1, Commission File No. 33-10834.

4.3	–	Indenture dated November 21, 2005 between the Company and Law Debenture Trust Company of New York, as Trustee, and J.P. Morgan Trust Company, National Association, as Registrar, Paying Agent and Conversion Agent, for 8% Convertible Senior Subordinated Notes due June 15, 2011 (including form of 8% Convertible Senior Subordinated Notes due June 15, 2011) incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K dated November 22, 2005, Commission File No. 000-12906.

5.1	–	Opinion of Bryan Cave LLP, counsel to the Registrant, as to the validity of the notes and shares of common stock issuable upon conversion of the notes being registered, incorporated by reference to Exhibit 5.1 to the Company’s Registration Statement on Form S-1 dated September 19, 2006, Commission File No. 333-130219.

10.1	–	The Corporate Plan for Retirement The Profit Sharing / 401(k) Plan Fidelity Basic Plan Document No. 07 effective June 1, 1996, incorporated by reference to Exhibit 10(d) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1996, Commission File No. 000-12906.

10.2	–	Amendment to the Company’s Employees’ Profit Sharing Plan and Trust Agreement, incorporated by reference to Exhibit 10(a)(1) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2003, filed with the SEC August 29, 2003, Commission File No. 000-12906.

10.3	–	The Company’s Amended and Restated Employees’ Incentive Stock Option Plan effective April 8, 1987, incorporated by reference to Exhibit 10(m) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1987, Commission File No. 000-12906.

10.4	–	First Amendment to the Company’s Amended and Restated Employees’ Incentive Stock Option Plan effective April 11, 1989, incorporated by reference to Exhibit 10(l)(1) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1989, Commission File No. 000-12906.

10.5	–	Second Amendment to the Company’s Amended and Restated Employees’ Incentive Stock Option Plan dated July 30, 1991, incorporated by reference to Exhibit 10(l)(2) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1991, Commission File No. 000-12906.

10.6	–	Third Amendment to the Company’s Amended and Restated Incentive Stock Option Plan dated August 15, 1996, incorporated by reference to Exhibit 10(e)(3) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1996, Commission File No. 000-12906.

10.7	–	The Company’s Employees 1996 Stock Purchase Plan, incorporated by reference to Exhibit A of the Company’s Proxy Statement dated September 3, 1996 for its Annual Meeting of Stockholders held on October 1, 1996, Commission File No. 000-12906.

Exhibit Number		Description of Exhibit

10.8	–	Employees Stock Ownership Plan, effective as of June 1, 1987, restated effective as of June 1, 1989, as amended July 14, 1994, incorporated by reference to Exhibit 10(f) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1994, Commission File No. 000-12906.

10.9	–	First Amendment to Employees Stock Ownership Plan dated July 12, 1995, incorporated by reference to Exhibit 10(g)(1) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1995, Commission File No. 000-12906.

10.10	–	Second Amendment to Employees Stock Ownership Plan, dated April 10, 1996, incorporated by reference to Exhibit 10(h)(2) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1996, Commission File No. 000-12906.

10.11	–	Third Amendment to Employees Stock Ownership Plan, effective June 1, 1989, as amended and restated July 14, 1994 dated April 9, 1997 incorporated by reference to Exhibit 10(g)(3) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1998, Commission File No. 000-12906.

10.12	–	Fourth Amendment to Employees Stock Ownership Plan, dated October 12, 2004, incorporated by reference to Exhibit B to the Company’s Proxy Statement dated September 10, 2004, for its Annual Meeting of Stockholders held October 12, 2004, Commission File No. 000-12906.

10.13	–	Fifth Amendment to Employees Stock Ownership Plan, dated April 5, 2005, incorporated by reference to Exhibit 10.13 of the Company’s Registration Statement on Form S-1, Commission File No. 333-125254, filed on May 26, 2005.

10.14	–	Sixth Amendment to Employee Stock Ownership Plan, dated October 1, 2005, incorporated by reference to Exhibit 10(d)(6) to the Company’s Annual Report on Form 10-K for the fiscal year ended June 3, 2006, Commission File No. 000-12906.

10.15	–	Employees 1999 Stock Purchase Plan, incorporated by reference to Exhibit 10(h) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1999, Commission File No. 000-12906.

10.16	–	Amendment to the Company’s Employees 1999 Stock Purchase Plan, incorporated by reference to Exhibit B to the Company’s Proxy Statement dated September 4, 2001, for its Annual Meeting of Stockholders held October 16, 2001, Commission File No. 000-12906.

10.17	–	The Company’s 1996 Stock Option Plan for Non-Employee Directors, incorporated by reference to Exhibit C of the Company’s Proxy Statement dated September 3, 1996 for its Annual Meeting of Stockholders held on October 1, 1996, Commission File No. 000-12906.

10.18	–	The Company’s Employees’ Incentive Compensation Plan effective July 24, 1990, incorporated by reference to Exhibit A to the Company’s Proxy Statement dated August 31, 1990 for its Annual Meeting of Stockholders held on October 9, 1990, Commission File No. 000-12906.

10.19	–	First Amendment to Employees Incentive Compensation Plan dated July 30, 1991, incorporated by reference to Exhibit 10(p)(1) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1991, Commission File No. 000-12906.

10.20	–	Second Amendment to Employees Incentive Compensation Plan dated August 15, 1996, incorporated by reference to Exhibit 10(k)(2) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1996, Commission File No. 000-12906.

10.21	–	The Company’s Employees’ 1994 Incentive Compensation Plan, incorporated by reference to Exhibit A to the Company’s Proxy Statement dated August 31, 1994 for its Annual Meeting of Stockholders held on October 11, 1994, Commission File No. 000-12906.

10.22	–	First Amendment to the Company’s Employees’ 1994 Incentive Compensation Plan dated August 15, 1996, incorporated by reference to Exhibit (l)(1) of the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1996, Commission File No. 000-12906.

Exhibit Number		Description of Exhibit

10.23	–	The Company’s Employees 1996 Incentive Compensation Plan, incorporated by reference to Exhibit B of the Company’s Proxy Statement dated September 3, 1996 for its Annual Meeting of Stockholders held on October 1, 1996, Commission File No. 000-12906.

10.24	–	The Company’s Employees 1998 Incentive Compensation Plan, incorporated by reference to Exhibit A of the Company’s Proxy Statement dated September 3, 1998 for its Annual Meeting of Stockholders held on October 6, 1998, Commission File No. 000-12906.

10.25	–	Letter dated April 1, 1993 between the Company and Arnold R. Allen regarding Mr. Allen’s engagement as consultant by the Company, incorporated by reference to Exhibit 10(i)(2) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1993, Commission File No. 000-12906.

10.26	–	Employment Agreement dated May 10, 1993, as amended March 23, 1998, between Richardson Electronics Italy s.r.l. and Pierluigi Calderone, incorporated by reference to Exhibit 10(d) of the Company’s Quarterly Report on Form 10-Q for the quarter ended February 28, 1998, Commission File No. 000-12906.

10.27	–	Employment, Nondisclosure and Non-Compete Agreement dated September 26, 1999 between the Company and Murray Kennedy, incorporated by reference to Exhibit 10(w) of the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2000, Commission File No. 000-12906.

10.28	–	Employment, Nondisclosure and Non-Compete Agreement dated November 22, 1999 between the Company and Gregory Peloquin, incorporated by reference to Exhibit 10(x) of the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2000, Commission File No. 000-12906.

10.29	–	Distributor Agreement, executed August 8, 1991, between the Company and Varian Associates, Inc., incorporated by reference to Exhibit 10(d) of the Company’s Current Report on Form 8-K for September 30, 1991, Commission File No. 000-12906.

10.30	–	Amendment dated September 30, 1991 between the Company and Varian Associates, Inc., incorporated by reference to Exhibit 10(e) of the Company’s Current Report on Form 8-K for September 30, 1991, Commission File No. 000-12906.

10.31	–	First Amendment to Distributor Agreement between Varian Associates, Inc. and the Company dated April 10, 1992, incorporated by reference to Exhibit 10(v)(5) of the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1992, Commission File No. 000-12906.

10.32	–	Consent to Assignment and Assignment dated August 4, 1995 between the Company and Varian Associates, Inc., incorporated by reference to Exhibit 10(s)(4) of the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1995, Commission File No. 000-12906.

10.33	–	Trademark License Agreement dated May 1, 1991 between North American Philips Corporation and the Company, incorporated by reference to Exhibit 10(w)(3) of the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1991, Commission File No. 000-12906.

10.34	–	Agreement among Richardson Electronics, Ltd., Richardson Electronique S.A., Covelec S.A. (now known as Covimag S.A.), and Messrs. Denis Dumont and Patrick Pertzborn, delivered February 23, 1995, translated from French, incorporated by reference to Exhibit 10(b) to the Company’s Current Report on Form 8-K dated February 23, 1995, Commission File No. 000-12906.

10.35	–	Form of Additional Option Agreement issued under Company’s 1996 Stock Option Plan for Non-Employee Directors, incorporated by reference to Exhibit 10(g)(1) to the Company’s Report on Form 10-Q/A dated May 18, 2005, Commission File No. 000-12906.

10.36	–	Form of Incentive Stock Option issued under Company’s Employees 1998 Incentive Compensation Plan, incorporated by reference to Exhibit 10(k)(1) to the Company’s Report on Form 10-Q/A dated May 18, 2005, Commission File No. 000-12906.

Exhibit Number		Description of Exhibit

10.37	–	Form of Restricted Stock Award issued under Company’s Employees 1998 Incentive Compensation Plan, incorporated by reference to Exhibit 10(k)(2) to the Company’s Report on Form 10-Q/A dated May 18, 2005, Commission File No. 000-12906.

10.38	–	Amended and Restated Revolving Credit Agreement, dated October 29, 2004, by and among the Company, Burtek Systems, Inc., Richardson Electronics Canada, Ltd., Richardson Electronics Limited, RESA, SNC, Richardson Electronique SNC, Richardson Electronics Iberica, S.A., Richardson Electronics GmbH, Richardson Electronics Benelux B.V., Richardson Sweden Holding AB, Richardson Electronics KK, Bank One, NA, London Branch, Bank On, NA, Canada Branch, Bank One, NA, Tokyo Branch and Bank One, NA, incorporated by reference to Exhibit A to the Company’s Current Report on Form 8-K dated November 1, 2004, Commission File No. 000-12906.

10.39	–	Consent and First Amendment to Amended and Restated Revolving Credit Agreement, entered into as of December 20, 2004, by and among the Company, Burtek Systems, Inc., Richardson Electronics Canada, Ltd., Richardson Electronics Limited, RESA, SNC, Richardson Electronique SNC, Richardson Electronics Iberica, S.A., Richardson Electronics GmbH, Richardson Electronics Benelux B.V., Richardson Sweden Holding AB, Richardson Electronics KK, JP Morgan Bank, N.A., London Branch, JPMorgan Chase Bank, N.A., Canada Branch, JPMorgan Chase Bank, N.A., Tokyo Branch, JPMorgan Chase Bank, N.A., incorporated by reference to Exhibit (ac)(1) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 28, 2005, Commission File No. 000-12906.

10.40	–	Waiver and Second Amendment to Amended and Restated Revolving Credit Agreement, dated August 24, 2005, by and among the Company, Burtek Systems, Inc., Richardson Electronics Canada, Ltd., Richardson Electronics Limited, RESA, SNC, Richardson Electronique SNC, Richardson Electronics Iberica, S.A., Richardson Electronics GmbH, Richardson Electronics Benelux B.V., Richardson Sweden Holding AB, Richardson Electronics KK, JP Morgan Bank, N.A., London Branch, JPMorgan Chase Bank, N.A., Canada Branch, JPMorgan Chase Bank, N.A., Tokyo Branch, JPMorgan Chase Bank, N.A., incorporated by reference to Exhibit 10(ac)(2) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 27, 2005, Commission File No. 000-12906.

10.41	–	Waiver and Third Amendment to Amended and Restated Revolving Credit Agreement, dated October 12, 2005, by and among the Company, Burtek Systems, Inc., Richardson Electronics Canada, Ltd., Richardson Electronics Limited, RESA, SNC, Richardson Electronique SNC, Richardson Electronics Iberica, S.A., Richardson Electronics GmbH, Richardson Electronics Benelux B.V., Richardson Sweden Holding AB, Richardson Electronics KK, JP Morgan Bank, N.A., London Branch, JPMorgan Chase Bank, N.A., Canada Branch, JPMorgan Chase Bank, N.A., Tokyo Branch, JPMorgan Chase Bank, N.A., incorporated by reference to Exhibit 10(ac)(3) to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 3, 2005, Commission File No. 000-12906.

10.42	–	Waiver, Consent and Fourth Amendment to Amended and Restated Revolving Credit Agreement, dated August 4, 2006, by and among the Company, Burtek Systems, Inc., Richardson Electronics Canada, Ltd., Richardson Electronics Limited, RESA, SNC, Richardson Electronique SNC, Richardson Electronics Iberica, S.A., Richardson Electronics GmbH, Richardson Electronics Benelux B.V., Richardson Sweden Holding AB, Richardson Electronics KK, JP Morgan Bank, N.A., London Branch, JPMorgan Chase Bank, N.A., Toronto Branch, JPMorgan Chase Bank, N.A., Tokyo Branch, JPMorgan Chase Bank, N.A, incorporated by reference to Exhibit 10.42 to the Company’s Registration Statement on Form S-1 dated September 19, 2006, Commission File No. 333-130219.

Exhibit Number		Description of Exhibit

10.43	–	Fifth Amendment to the Credit Agreement dated September 26, 2006 by and among the Company, Burtek Systems, Inc., Richardson Electronics Canada, Ltd., Richardson Electronics Limited, RESA, SNC, Richardson Electronique SNC, Richardson Electronics Iberica, S.A., Richardson Electronics GmbH, Richardson Electronics Benelux B.V., Richardson Sweden Holding AB, Richardson Electronics KK, JP Morgan Bank, N.A., London Branch, JP Morgan Chase Bank, N.A., Toronto Branch, JP Morgan Chase Bank, N.A., Tokyo Branch, JP Morgan Chase Bank, N.A., incorporated by reference to Exhibit 10(z)(5) to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 3, 2007, Commission File No. 000-12906.

10.44	–	Sixth Amendment to the Credit Agreement dated January 19, 2007 by and among the Company, Burtek Systems, Corp., Richardson Electronics Canada, Ltd., Richardson Electronics Limited, RESA, SNC, Richardson Electronique SNC, Richardson Electronics Iberica, S.A., Richardson Electronics GmbH, Richardson Electronics Benelux B.V., Richardson Electronics KK, JP Morgan Bank, N.A., London Branch, JP Morgan Chase Bank, N.A., Toronto Branch, JP Morgan Chase Bank, N.A., IBF Branch, JP Morgan Chase Bank, N.A., incorporated by reference to Exhibit 10(z)(6) to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 3, 2007, Commission File No. 000-12906.

10.45	–	Waiver, Consent and Seventh Amendment to the Credit Agreement dated March 20, 2007 by and among the Company, Burtek Systems, Corp., Richardson Electronics Canada, Ltd., Richardson Electronics Limited, RESA, SNC, Richardson Electronique SNC, Richardson Electronics Iberica, S.A., Richardson Electronics GmbH, Richardson Electronics Benelux B.V., Richardson Electronics KK, JPMorgan Bank, N.A., London Branch, JPMorgan Chase Bank, N.A., Toronto Branch, JPMorgan Chase Bank, N.A., IBF Branch, JPMorgan Chase Bank, N.A., incorporated by reference to Exhibit 10.45 to the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-1, Commission File No. 333-130219.

10.46	–	Waiver and Eighth Amendment to the Credit Agreement dated March 31, 2007 by and among the Company, Burtek Systems, Corp., Richardson Electronics Canada, Ltd., Richardson Electronics Limited, RESA, SNC, Richardson Electronique SNC, Richardson Electronics Iberica, S.A., Richardson Electronics GmbH, Richardson Electronics Benelux B.V., Richardson Electronics KK, JPMorgan Bank, N.A., London Branch, JPMorgan Chase Bank, N.A., Toronto Branch, JPMorgan Chase Bank, N.A., IBF Branch, JPMorgan Chase Bank, N.A., incorporated by reference to Exhibit 10.46 to the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-1, Commission File No. 333-130219.

10.47	–	Employment, Nondisclosure and Non-Compete Agreement dated June 1, 2004 by and between the Company and Wendy Diddell, incorporated by reference to Exhibit 10.47 to the Company’s Registration Statement on Form S-1, Commission File No. 333-113568.

10.48	–	First Amendment to Employment, Nondisclosure and Non-Compete Agreement by and between the Company and Wendy Diddell dated May 31, 2007, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated May 31, 2007, Commission File No. 000-12906.

10.49	–	Real Estate Sale Contract dated June 8, 2004 between the Company and Shodeen Construction Company, L.L.C., incorporated by reference to Exhibit 10.48 to the Company’s Registration Statement on Form S-1, Commission File No. 333-113568.

10.50	–	First Amendment to the Real Estate Sale Contract dated April 2005 between the Company and Shodeen Construction Company, L.L.C., incorporated by reference to Exhibit 10.51 to the Company’s Registration Statement on Form S-1, Commission File No. 333-125254, filed with the SEC on May 26, 2005.

10.51	–	Form of Exchange Agreement, dated February 2005, between the Company and certain holders of outstanding debentures, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated February 15, 2005, Commission File No. 000-12906.

Exhibit Number		Description of Exhibit

10.52	–	Form of Resale Registration Rights Agreement, dated February 2005, between the Company and the holders specified therein, incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated February 15, 2005, Commission File No. 000-12906.

10.53	–	Employment, Nondisclosure and Non-Compete Agreement dated June 20, 2005 by and between the Company and David J. DeNeve incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K dated June 22, 2005, Commission File No. 000-12906.

10.54	–	Purchase and Sale Agreement dated August 4, 2005 between the Company and TAB Construction Company, incorporated by reference to Exhibit 10(al) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 28, 2005, Commission File No. 000-12906.

10.55	–	First Amendment to Purchase and Sale Agreement dated December 16, 2005 between the Company and TAB Construction Company, incorporated by reference to Exhibit 10(ai)(1) to the Company’s Annual Report on Form 10-K for the fiscal year ended June 3, 2006, Commission File No. 000-12906.

10.56	–	Second Amendment to Purchase and Sale Agreement dated January 31, 2006 between the Company and TAB Construction Company, incorporated by reference to Exhibit 10(ai)(2) to the Company’s Annual Report on Form 10-K for the fiscal year ended June 3, 2006, Commission File No. 000-12906.

10.57	–	Third Amendment to Purchase and Sale Agreement dated February 17, 2006 between the Company and TAB Construction Company, incorporated by reference to Exhibit 10(ai)(3) to the Company’s Annual Report on Form 10-K for the fiscal year ended June 3, 2006, Commission File No. 000-12906.

10.58	–

Fourth Amendment to Purchase and Sale Agreement dated June 7, 2006 between the Company and

TAB Construction Company, incorporated by reference to Exhibit 10(ai)(4) to the Company’s Annual Report on Form 10-K for the fiscal year ended June 3, 2006, Commission File No. 000-12906.

10.59	–	Fifth Amendment to Purchase and Sale Agreement dated October 30, 2006 between the Company and TAB Construction Company, incorporated by reference to Exhibit 10(ai)(5) to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 2, 2006, Commission File No. 000-12906.

10.60	–	Sixth Amendment to Purchase and Sale Agreement dated December 20, 2006 between the Company and TAB Construction Company, incorporated by reference to Exhibit 10(ai)(6) to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 2, 2006, Commission File No. 000-12906.

10.61	–	The Company’s 2006 Stock Option Plan for Non-Employee Directors, incorporated by reference to Exhibit A of the Company’s Proxy Statement dated September 12, 2005 for its Annual Meeting of Stockholders held on October 18, 2005.

10.62	–	Securities Purchase Agreement for the Company’s 8% Convertible Senior Subordinated Notes due 2011 dated November 21, 2005 between the Company and the buyers specified therein, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K dated November 22, 2005, Commission File No. 000-12906.

10.63	–	Resale Registration Rights Agreement for the Company’s 8% Convertible Senior Subordinated Notes due 2011 dated November 21, 2005, between the Company and the holders listed therein, incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K dated November 22, 2005, Commission File No. 000-12906.

10.64	–	Consulting Agreement dated October 26, 2005 by and between the Company and Arthur R. Buckland, incorporated by reference to Exhibit 10.65 to the Company’s Registration Statement on Form S-1, Commission File No. 333-130219 filed with the SEC on February 7, 2006.

Exhibit Number		Description of Exhibit

10.65	–	Employment, Nondisclosure and Non-Compete Agreement dated June 1, 2004 by and between the Company and David J. Gilmartin, incorporated by reference to Exhibit 10(am) to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 3, 2005, Commission File No. 000-12906.

10.66	–	Agreement between the Company and Bruce W. Johnson, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated January 19, 2006, Commission File No. 000-12906.

10.67	–	Settlement Agreement and General Release between the Company and Bruce W. Johnson, dated August 3, 2007, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated August 9, 2007, Commission File No. 000-12906.

10.68	–	Employment, Nondisclosure and Non-Compete Agreement between the Company and Arthur R. Buckland, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K dated March 1, 2006, Commission File No. 000-12906.

10.69	–	Termination Agreement and General Release between the Company and Arthur R. Buckland, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated May 9, 2006, Commission File No. 000-12906.

10.70	–	Employment and Non-Compete Agreement dated June 1, 2001 by and between the Company and Larry Blaney, incorporated by reference to Exhibit 10(ar) to the Company’s Annual Report on Form 10-K for the fiscal year ended June 3, 2006, Commission File No. 000-12906.

10.71	–	Employment, Nondisclosure and Non-Compete Agreement between the Company and Bart Petrini incorporated by reference to Exhibit 99.1 to the Company’s Current Report of Form 8-K dated November 2, 2006 Commission File No. 000-12906.

10.72	–	Purchase and Sale Agreement, by and among Richardson Electronics, Ltd, Portside Growth and Opportunity Fund and Ramius Capital Group, LLC, dated as of August 10, 2006, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K dated August 10, 2006, Commission File No. 000-12906.

10.73	–	Purchase and Sale Agreement, by and among Richardson Electronics, Ltd, Whitebox Advisors, LLC, Whitebox Intermarket Partners, LP, Whitebox Diversified Convertible Arbitrage Partners, LP, Whitebox Convertible Arbitrage Partners, LP, Pandora Select Partners, LP, Guggenheim Portfolio XXXI, LLC and HFR RVA Combined Master Trust, dated as of August 10, 2006, incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K dated August 10, 2006, Commission File No. 000-12906.

10.74	–

Acquisition Agreement by and among Honeywell International Inc., Richardson Electronics Ltd. And Certain Subsidiaries of Richardson Electronics, Ltd., dated as of April 6, 2007, incorporated by reference to Exhibit 10.74 to the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-1, Commission File No. 333-130219.

10.75		Amendment and Waiver to Acquisition Agreement by and among Honeywell International Inc., Richardson Electronics Ltd. And Certain Subsidiaries of Richardson Electronics, Ltd., dated May 31, 2007, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated May 31, 2007, Commission File No. 000-12906.

10.76		Termination Agreement and General Release between the Company and Joseph Grill, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated March 5, 2007, Commission File No. 000-12906.

10.77		Revolving Credit Agreement dated July 27, 2007 by and among (i) the Company, (ii) Richardson Electronics Benelux B.V., a Dutch private limited liability company, Richardson Electronics Limited, an English limited liability company, and (iii) Richardson Electronics Pte Ltd, a company organized under the laws of Singapore, the lenders from time to time parties hereto, and JPMorgan Chase Bank, N.A., as administrative agent, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated July 27, 2007, Commission File No. 000-12906.

Exhibit Number		Description of Exhibit

12.1	–	Computation of Ratio of Earnings to Fixed Charges (included in the section entitled “Summary—Ratio of Earnings to Fixed Charges” of the prospectus included herein).

21.1	–	Subsidiaries of the Company, incorporated by reference to Exhibit 21 to the Company’s Annual Report on Form 10-K for the fiscal year ended June 3, 2006.

23.1	–	Consent of Independent Registered Public Accounting Firm—Ernst & Young LLP.

23.2	–	Consent of Independent Registered Public Accounting Firm—KPMG LLP.

23.3	–	Consent of Bryan Cave LLP (included in Exhibit 5.1).

24.1	–	Powers of Attorney executed by certain of the officers and directors of the Registrant (included in signature pages), incorporated by reference to the Company’s Registration Statement on Form S-1, Commission File No. 333-130219 filed with the SEC on December 8, 2005.

25.1	–	Form T-1, Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Law Debenture Trust Company of New York, as Trustee under the Notes Indenture.